                                                                     EXHIBIT 2.2

                                                                  EXECUTION COPY

                        NOTE PURCHASE FACILITY AGREEMENT

                                   dated as of

                                 AUGUST 10, 2001

                                      among

                                  TNL PCS S.A.,

                                   AS ISSUER,

                      TELE NORTE LESTE PARTICIPACOES, S.A.,

                                  AS GUARANTOR,

                               ABN AMRO BANK N.V.,
   AS ADMINISTRATIVE AGENT, INITIAL PURCHASER, TRANCHE A PARTICIPATION AGENT,
          TRANCHE B PARTICIPATION AGENT, TRANCHE C PARTICIPATION AGENT,
                     U.S. COLLATERAL AGENT AND BOOK RUNNER,

                            BANCO ABN AMRO REAL S.A.,
                         AS BRAZILIAN COLLATERAL AGENT,

                                CHASE TRUST BANK,
                           AS PRINCIPAL PAYING AGENT,

                                       AND

                       THE TRANCHE D LENDERS PARTY HERETO

                                   Arranged by

                               ABN AMRO BANK N.V.
                                 BANKBOSTON N.A.
                              BBVA SECURITIES INC.
                          CITIBANK/SALOMON SMITH BARNEY
                                   ING BARINGS
                                J.P. MORGAN/CHASE
                                SOCIETE GENERALE
                            WACHOVIA SECURITIES INC.

                              Mayer, Brown & Platt
                                  New York, NY

                                                     ARTICLE 1
                                          DEFINITIONS AND INTERPRETATION
Section 1.01          Definitions...........................................................................    1
Section 1.02          Accounting Terms and Determinations...................................................    1
Section 1.03          Terms Generally.......................................................................    1

                                                     ARTICLE 2
                                               PURCHASE OF THE NOTES

Section 2.01          Commitments to Purchase Notes; Expiration.............................................    2
Section 2.02          Closing and Payments..................................................................    7
Section 2.03          Principal Repayments..................................................................    8
Section 2.04          Mandatory Prepayments; Mandatory Commitment Reductions................................   11
Section 2.05          Interest..............................................................................   14
Section 2.06          Fees..................................................................................   14
Section 2.07          Optional Commitment Reductions; Optional Prepayments..................................   15
Section 2.08          General Provisions as to Payments.....................................................   15
Section 2.09          Funding Losses........................................................................   17
Section 2.10          Computation of Interest and Fees......................................................   17
Section 2.11          Regulation D Compensation.............................................................   17

                                                     ARTICLE 3
                                                    CONDITIONS

Section 3.01          Conditions Precedent to Closing Date..................................................   18
Section 3.02          Conditions Precedent to each Purchase Date............................................   21

                                                     ARTICLE 4
                                          REPRESENTATIONS AND WARRANTIES

Section 4.01          Corporate Existence and Power.........................................................   22
Section 4.02          Corporate and Governmental Authorization; No Contravention............................   22
Section 4.03          Binding Effect........................................................................   23
Section 4.04          Financial Information.................................................................   23
Section 4.05          Litigation............................................................................   24
Section 4.06          Compliance with Laws..................................................................   24
Section 4.07          Environmental Matters.................................................................   24
Section 4.08          Taxes.................................................................................   24
Section 4.09          Full Disclosure.......................................................................   24
Section 4.10          Information Memorandum................................................................   24
Section 4.11          Labor Matters.........................................................................   25
Section 4.12          Contracts; Intellectual Property......................................................   25
Section 4.13          Solvency..............................................................................   25
Section 4.14          No Regulatory Restrictions on Borrowing...............................................   26
Section 4.15          No Burdensome Restrictions............................................................   26
Section 4.16          No Immunity...........................................................................   26
Section 4.17          Valid Choice of Law and Submission to Jurisdiction....................................   26
Section 4.18          Private Offering......................................................................   26
Section 4.19          Collateral............................................................................   27

Section 4.20          Ranking...............................................................................   27
Section 4.21          Investment Company....................................................................   27
Section 4.22          Material Subsidiaries.................................................................   27

                                                     ARTICLE 5
                                                     COVENANTS

Section 5.01          Information...........................................................................   27
Section 5.02          Payment of Obligations................................................................   29
Section 5.03          Maintenance of Property; Insurance....................................................   29
Section 5.04          Conduct of Business and Maintenance of Existence......................................   29
Section 5.05          Compliance with Laws..................................................................   30
Section 5.06          Inspection of Property, Books and Records.............................................   30
Section 5.07          Mergers and Sales of Assets...........................................................   30
Section 5.08          Use of Proceeds.......................................................................   31
Section 5.09          Negative Pledge.......................................................................   31
Section 5.10          Limitation on Debt....................................................................   33
Section 5.11          Consolidated Debt to Annualized EBITDA; Subordination of Debt Owed to Subsidiaries....   35
Section 5.12          Consolidated EBITDA to Consolidated Interest Expense..................................   35
Section 5.13          Restricted Payments...................................................................   35
Section 5.14          Investments...........................................................................   35
Section 5.15          Transactions with Affiliates..........................................................   36
Section 5.16          No Modification of Certain Documents..................................................   36
Section 5.17          Limitation on Restrictions Affecting Subsidiaries.....................................   37
Section 5.18          Security Interest in Collateral; Other Vendor Financings..............................   37
Section 5.19          Further Assurances....................................................................   37
Section 5.20          Expropriation Proceeds................................................................   38
Section 5.21          Derivatives Obligations...............................................................   39
Section 5.22          Registrations.........................................................................   39
Section 5.23          Portuguese Translation................................................................   39
Section 5.24          Additional Purchases..................................................................   39
Section 5.25          Political Risk Insurance..............................................................   39
Section 5.26          Supply Contracts......................................................................   39
Section 5.27          Cross-Default Provisions in Comparable Financings.....................................   39

                                                     ARTICLE 6
                                                     DEFAULTS

Section 6.01          Events of Default.....................................................................   40
Section 6.02          Notice of Default.....................................................................   43

                                                     ARTICLE 7
                                                    THE AGENTS

Section 7.01          Appointment and Authorization.........................................................   43
Section 7.02          Agents, Arrangers and Affiliates......................................................   44
Section 7.03          Action by Agents......................................................................   44
Section 7.04          Consultation with Experts.............................................................   45
Section 7.05          Liability of Agents...................................................................   45

Section 7.06          Indemnification.......................................................................   45
Section 7.07          Credit Decision; Exculpatory Provisions...............................................   45
Section 7.08          Successor Agents......................................................................   46
Section 7.09          Agents' Fees..........................................................................   46
Section 7.10          Certain Agents; Arrangers.............................................................   46
Section 7.11          Instructions..........................................................................   46
Section 7.12          Notice of Event of Default............................................................   47
Section 7.13          Responsibilities of Administrative Agent..............................................   47

                                                     ARTICLE 8
                                              CHANGE IN CIRCUMSTANCES

Section 8.01          Basis for Determining Interest Rate Inadequate or Unfair..............................   47
Section 8.02          Illegality............................................................................   47
Section 8.03          Increased Cost and Reduced Return.....................................................   48
Section 8.04          Taxes.................................................................................   49
Section 8.05          Alternative Rate Loans Substituted for Affected Euro-Dollar Loans.....................   51
Section 8.06          Substitution of Purchaser.............................................................   51
Section 8.07          Participants..........................................................................   52

                                                     ARTICLE 9
                                                  PARENT GUARANTY

Section 9.01          The Parent Guaranty...................................................................   52
Section 9.02          Guaranty Unconditional................................................................   52
Section 9.03          Discharge Only upon Payment in Full; Reinstatement....................................   53
Section 9.04          Waiver by the Guarantor...............................................................   53
Section 9.05          Subrogation...........................................................................   53
Section 9.06          Stay of Acceleration..................................................................   53
Section 9.07          Instrument for the Payment of Money...................................................   54

                                                    ARTICLE 10
                                                   MISCELLANEOUS

Section 10.01         Notices...............................................................................   54
Section 10.02         No Waivers; Cumulative Rights.........................................................   54
Section 10.03         Expenses; Indemnification.............................................................   54
Section 10.04         Set-offs; Sharing; PRI Proceeds.......................................................   55
Section 10.05         Amendments and Waivers; Enforcement of Collateral Documents...........................   56
Section 10.06         Successors; Participations and Assignments............................................   57
Section 10.07         No Reliance on Margin Stock...........................................................   62
Section 10.08         Governing Law; Limited Submission to Jurisdiction; Limited Waiver of Immunity.........   62
Section 10.09         Counterparts; Integration; Effectiveness..............................................   63
Section 10.10         WAIVER OF JURY TRIAL..................................................................   63
Section 10.11         Appointment of Agent for Service of Process...........................................   63
Section 10.12         Waiver of Immunity....................................................................   64
Section 10.13         Judgment Currency.....................................................................   64
Section 10.14         English Language......................................................................   64
Section 10.15         Confidentiality.......................................................................   64

Section 10.16         Survival..............................................................................   65
Section 10.17         Cooperation...........................................................................   65
Section 10.18         Severability..........................................................................   66

                        SCHEDULES, APPENDIX AND EXHIBITS

SCHEDULE 1-           Brazilian Permitted Investments - Banks
SCHEDULE 2-           Transactions with Affiliates
SCHEDULE 3-           Existing Liens
SCHEDULE 4-           Concession Area
SCHEDULE 5-           Tranche A1-C Participants
SCHEDULE 6-           List of Subsidiaries
SCHEDULE 7-           Terms of Subordination
SCHEDULE 8-           List of Material Subsidiaries

APPENDIX 1      -     Definitions

EXHIBIT A-1     -     Form of Bank Note One
EXHIBIT A-2     -     Form of Bank Note Two
EXHIBIT A-3     -     Form of Tranche D - Nokia Note
EXHIBIT A-4     -     Form of Tranche D - Siemens Note
EXHIBIT A-5     -     Form of Tranche D - Alcatel Note
EXHIBIT B-1     -     Form of Notice of Disbursement
EXHIBIT B-2     -     Form of Notice of Purchase
EXHIBIT C-1     -     Matters Covered by Opinion of Special New York Counsel
                      for the Issuer and the Guarantor
EXHIBIT C-2     -     Matters Covered by Opinion of Special Brazilian Counsel
                      for the Issuer and the Guarantor
EXHIBIT C-3     -     Matters Covered by Opinion of Special Brazilian Counsel
                      to the Tranche D Lenders
EXHIBIT C-4     -     Matters Covered by Opinion of Special New York Counsel
                      to Nokia
EXHIBIT C-5     -     Matters Covered by Opinion of Finnish In-House Counsel
                      to Nokia
EXHIBIT C-6     -     Matters Covered by Opinion of Special New York Counsel to
                      Siemens and Alcatel
EXHIBIT C-7     -     Matters Covered by Opinion of German In-House Counsel to
                      Siemens
EXHIBIT C-8     -     Matters Covered by Opinion of French In-House Counsel to
                      Alcatel
EXHIBIT D-1     -     Matters Covered by Opinion of Special New York Counsel to
                      the Initial Purchaser
EXHIBIT D-2     -     Matters Covered by Opinion of Special Brazilian Counsel
                      to the Initial Purchaser
EXHIBIT E       -     Form of Assignment and Assumption Agreement
EXHIBIT F       -     Form of Security Agreement
EXHIBIT G       -     Form of Equipment Pledge Agreement
EXHIBIT H-1     -     Form of Special Purpose Account Pledge Agreement
EXHIBIT H-2     -     Form of Supplier Account Pledge Agreement
EXHIBIT I       -     Form of Mortgage Deed
EXHIBIT J-1     -     Form of Tranche A1 Participation Agreement
EXHIBIT J-2     -     Form of Tranche A2 Participation Agreement
EXHIBIT J-3     -     Form of Tranche B1 Participation Agreement
EXHIBIT J-4     -     Form of Tranche B2 Participation Agreement

EXHIBIT J-5     -     Form of Tranche B3 Participation Agreement
EXHIBIT J-6     -     Form of Tranche C Participation Agreement
EXHIBIT J-7     -     Form of Tranche D Participation Agreement
EXHIBIT K       -     Form of Officers' Certificate

         NOTE PURCHASE FACILITY AGREEMENT dated as of August 10, 2001 (this "AGREEMENT") among TNL PCS S.A., as Issuer, TELE NORTE LESTE PARTICIPA**ES, S.A., as Guarantor, ABN AMRO BANK N.V., as Administrative Agent, Initial Purchaser, Tranche A Participation Agent, Tranche B Participation Agent, Tranche C Participation Agent, U.S. Collateral Agent and Book Runner, BANCO ABN AMRO REAL S.A., as Brazilian Collateral Agent, CHASE TRUST BANK, as Principal Paying Agent, and the TRANCHE D LENDERS party hereto.

         WHEREAS, the Issuer and the Guarantor have requested that the Purchasers purchase Notes issued by the Issuer (or Participations therein) from time to time hereunder for the purpose of financing the purchase by the Issuer from time to time of equipment necessary to operate a mobile telephone network in the Concession Area, and for working capital purposes, and the Purchasers are prepared to purchase such Notes (or Participations therein) upon and subject to the terms and conditions set forth herein;

         WHEREAS, the Initial Purchaser and the Participants have, as of the date hereof, entered into the respective Participation Agreements, pursuant to which the Initial Purchaser will sell participations in respect of each Tranche and each Note purchased by the Initial Purchaser hereunder;

         NOW THEREFORE, the parties hereto agree as follows:

                                   ARTICLE 1

                         DEFINITIONS AND INTERPRETATION

         Section 1.01 Definitions. Capitalized terms, as used herein, have the meanings ascribed to them in Appendix 1.

         Section 1.02 Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with, and all references to generally accepted accounting principles shall refer to, the accounting principles generally accepted in Brazil as in effect from time to time, applied on a basis consistent (except for changes concurred with by the Issuer's independent public accountants) with those used in the Guarantor's financial statements referred to in Section 4.04(a) (such principles, so applied, "GAAP").

         Section 1.03 Terms Generally. Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety (including the Schedules, Appendix and Exhibits) and not to any particular provision hereof, (iv) any references herein to any statute, resolution, concession, license or approval of or by any governmental body shall include references to the same as amended, supplemented or otherwise modified, (v) all references herein to Articles, Sections, Schedules, Appendices and Exhibits shall be construed to refer to Articles and Sections of, and Schedules, Appendices and Exhibits to this Agreement, (vi) the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined and (vii) any pronoun shall include the corresponding masculine, feminine and neuter forms.

                                   ARTICLE 2

                              PURCHASE OF THE NOTES

         Section 2.01 Commitments to Purchase Notes; Expiration.

         (a) Purchases. Each of the Initial Purchaser (subject to clause (f) below) and each Tranche D Lender agrees, subject to the terms and conditions of this Agreement, to purchase Notes (or, in the case of Tranche D Lenders, Tranche D Participations) from the Issuer (each a "PURCHASE" and, collectively, the "PURCHASES") in Dollars on any Purchase Date on or before the Commitment Termination Date (with the initial Purchase Date to be no later than five Business Days after the Effective Date) in an aggregate principal amount not to exceed $1,425,000,000, provided that (i) the aggregate principal amount of Bank Notes that the Initial Purchaser shall be obligated to purchase hereunder shall not exceed $700,000,000 (as such amount may be reduced hereunder, the "INITIAL PURCHASER COMMITMENT," which term shall not include Purchases by the Initial Purchaser of Tranche D Notes as described below); (ii) the aggregate principal amount of Tranche D Notes and Tranche D Participations that the Tranche D Lenders shall be permitted or obligated to purchase hereunder shall not exceed $725,000,000 (as such amount may be reduced hereunder, the "AGGREGATE TRANCHE D COMMITMENT"); (iii) the aggregate principal amount of Tranche D Notes and Tranche D Participations that any Tranche D Lender shall be permitted or obligated to purchase hereunder shall not exceed such Tranche D Lender's Tranche D Commitment; and (iv) the aggregate amount of all Purchases following the second anniversary of the Closing Date and terminating on the Commitment Termination Date shall not exceed $290,000,000 and shall be evidenced by one or more Tranche D Notes (in accordance with Section 2.01(d)). Each Tranche D Lender may, at its option, purchase either Tranche D Notes or Tranche D Participations in Tranche D Notes purchased by the Initial Purchaser in fulfillment of such Tranche D Lender's respective Tranche D Commitment, subject to the provisions of
Section 2.01(i). Collectively, the Initial Purchaser and the Tranche D Lenders shall not be obligated to make Purchases on more than 12 Purchase Dates under this Agreement. Each Purchase shall be in an aggregate minimum amount of $500,000.

         (b) Use of Proceeds. (i) Purchases. The proceeds of each Purchase pursuant to a Notice of Purchase or disbursement pursuant to a Notice of Disbursement shall be used by the Issuer to (A) purchase licensed software, Equipment and related services under the Supply Contracts (including any amounts incurred thereunder prior to the date hereof, any amounts evidenced by interim notes issued to the Suppliers thereunder or any amounts paid by the Issuer (and not funded hereunder) prior to each Purchase Date), (B) pay related taxes, shipping costs and duties to the extent not included in the purchase price specified in the Supply Contracts (including any such amounts incurred prior to the date hereof or paid by the Issuer (and not funded hereunder) prior to the date hereof) and (C) fund working capital and general corporate purposes, provided, however, that (x) no more than $1,160,000,000 in aggregate of such proceeds for all Purchases may be applied to purposes described in clause (A) above (the portion of such amount allocated to any Supplier in accordance with Section 2.01(c)(3), the "CONTRACT AMOUNT" of such Supplier) and purposes described in clause (B) above (the portion of such amount allocated to any Supplier in accordance with Section 2.01(c)(3), the "RELATED COST AMOUNT" of such Supplier) and (y) no more than $265,000,000 in aggregate of such proceeds for all Purchases may be applied to purposes described in clause (C) above (the portion of such amount allocated to any Supplier in accordance with Section 2.01(c)(2), the "WORKING CAPITAL AMOUNT" of such Supplier). On each Purchase Date, each such aggregate amount described above (or portion thereof) shall be set forth in the relevant Notice of Purchase in the pro rata amounts allocated among the respective Aggregate Financings of the Suppliers as set forth in clause (c) below. No Purchaser shall have any responsibility as to the application of any of such proceeds.

                  (ii) Pre-Funded Purchase Amounts. The Issuer may, at its option, on or prior to the fifth Business Day preceding the Purchase Date occurring on the second anniversary of the Closing Date, deliver to the Initial Purchaser, the Administrative Agent and the Brazilian Collateral Agent a Notice of Purchase with respect to a Purchase on such Purchase Date in an amount equal to the full amount of all unborrowed Commitments in respect of Tranches A1 through C as of the date of such Notice of Purchase. The proceeds of such Purchase (the "PRE-FUNDED PURCHASE AMOUNT") shall be deposited in the Supplier Collateral Account. The Issuer shall give the Initial Purchaser, the Tranche D Lenders, the Administrative Agent and the Brazilian Collateral Agent notice of each disbursement of the Pre-Funded Purchase Amount (or the Commitment Reduction Amount pursuant to Section 2.04(b)) in substantially the form of Exhibit B-1 hereto (each, a "NOTICE OF DISBURSEMENT") no later than five Business Days prior to each disbursement date (it being understood that such disbursements may not be requested more frequently than monthly). On each Purchase Date when any funds in respect of a Pre-Funded Purchase Amount (or the Commitment Reduction Amount pursuant to Section 2.04(b)) are on deposit in the Supplier Collateral Account, such funds will be distributed by the Brazilian Collateral Agent (in accordance with the provisions of Section 2.01(e)) pursuant to a Notice of Disbursement prior to distributing any amount on such Purchase Date in respect of the Purchase on such Purchase Date. Funds distributed by the Brazilian Collateral Agent in connection with a Notice of Disbursement shall be applied to each Supplier's Aggregate Financing in the manner set forth in clause (e) below.

         (c) Notice of Purchase. The Issuer shall give the Initial Purchaser, the Tranche D Lenders, the Administrative Agent and the Brazilian Collateral Agent notice of each Purchase hereunder in substantially the form of Exhibit B-2 hereto (each, a "NOTICE OF PURCHASE") no later than five Business Days prior to each Purchase Date (or three Business Days in connection with the initial Purchase Date). The requested amount of each Purchase to be applied to, or in respect of, any Supplier's Aggregate Financing shall be in a minimum amount of $500,000. Each Notice of Purchase shall specify, among other things, the portion of such Purchase to be applied to the Contract Amount, the Related Cost Amount and the Working Capital Amount in respect of each Supplier's Aggregate Financing (as set forth below); provided that

                  (1) the aggregate amount of Purchases (or portions thereof) applied to fund purchases under the Supply Contract of any Supplier (including the relevant Contract Amount and Related Cost Amount with respect thereto) and/or the Working Capital Amount allocated to such Supplier shall not exceed such Supplier's Aggregate Financing;

                  (2) the aggregate amount of Purchases (or portions thereof) applied to the Working Capital Amount of any Supplier shall not exceed $155,280,702 for the Nokia Supplier, $58,578,947 for the Siemens Supplier and $51,140,351 for the Alcatel Supplier; and

                  (3) the aggregate amount of Purchases (or portions thereof) applied to the aggregate of the Contract Amount and the Related Cost Amount of any Supplier shall not exceed $679,719,298 for the Nokia Supplier, $256,421,053 for the Siemens Supplier and $223,859,649 for the Alcatel Supplier.

         (d) Notes. (i) Each Purchase under the Facility shall be evidenced by grid notations made by the holder of each applicable Note (corresponding to each Notice of Purchase) in one of five promissory notes of the Issuer, dated as of the Closing Date, substantially in the form of Exhibit A-1 ("BANK NOTE ONE"), Exhibit A-2 ("BANK NOTE TWO"), Exhibit A-3 (the "TRANCHE D-NOKIA NOTE"), Exhibit A-4 (the "TRANCHE D-SIEMENS NOTE") or Exhibit A-5 (the "TRANCHE D-ALCATEL NOTE"), payable to the Initial Purchaser or the relevant Tranche D Lender, as the case may be. The portion of any Purchase representing interests in Tranches A1 through C shall be represented by the Bank Notes, and the portion of any Purchase relating to any Tranche D Lender's Tranche D Commitment shall be represented by such Tranche D Lender's respective Tranche D Note (which Tranche D Note may be purchased directly by such Tranche D Lender or, to the extent not purchased directly by such Tranche D Lender, by the Initial Purchaser subject to the Tranche D Participation Agreement). Each Bank Note shall consist of a Tranche A interest (representing 2/6 of the principal amount thereof and comprised of equal Tranche A1 and Tranche A2 interests), a Tranche B interest (representing 3/6 of the principal amount thereof and comprised of equal Tranche B1, Tranche B2 and Tranche B3 interests) and a Tranche C interest (representing 1/6 of the principal amount thereof). Each Tranche D Note shall consist of a Tranche D interest (representing the entire principal amount thereof).

                  (ii) The grid notations made on the Notes in respect of each Purchase shall evidence the aggregate principal amount of such Purchase and shall be duly completed with respect to the portion of such Purchase corresponding to each Supplier's Aggregate Financing, as follows (the Purchase allocation set forth below being the "BANK NOTE ONE ALLOCATION METHOD"):

                           (A) if, after giving effect to the portion of such
                  Purchase relating to a Supplier's Aggregate Financing, the aggregate principal amount outstanding relating to such Supplier's Aggregate Financing will not exceed 60% of such Supplier's Aggregate Financing, then the portion of such Purchase representing such Supplier's Aggregate Financing shall be evidenced by a grid notation in each of Bank Note One (representing 700/1425 of the principal amount of such portion) and the relevant Tranche D Note of the relevant Tranche D Lender in respect of such Supplier (representing 725/1425 of the principal amount of such portion of such Purchase), and in each case such portion of such Purchase shall be funded in such amounts under Bank Note One and under such Tranche D Lender's Tranche D Note;

                           (B) if, after giving effect to the portion of such
                  Purchase relating to a Supplier's Aggregate Financing, the aggregate principal amount outstanding relating to such Supplier's Aggregate Financing will exceed 60% of such Supplier's Aggregate Financing but the amount thereof evidenced by a grid notation on Bank Note One will not exceed such Supplier's Aggregate Bank Portion, then the portion of such Purchase not exceeding 60% of such Supplier's Aggregate Financing (if any) shall be evidenced by a grid notation in each of Bank Note One and the relevant Tranche D Note of the relevant Tranche D Lender in respect of such Supplier (as described in subclause (A) above) and the portion of such Purchase exceeding 60% of such Supplier's Aggregate Financing shall be evidenced by a grid notation in Bank Note One (representing the entire amount of such excess), and in each case such portion of such Purchase shall be funded in such amounts under Bank Note One and under such Tranche D Lender's Tranche D Note; and

                           (C) if, after giving effect to the portion of such
                  Purchase relating to a Supplier's Aggregate Financing, the aggregate principal amount outstanding relating to such Supplier's Aggregate Financing which would otherwise be evidenced by a grid notation on Bank Note One will exceed such Supplier's Aggregate Bank Portion, then the portion of such Purchase not exceeding 60% of such Supplier's Aggregate Financing (if any) shall be evidenced by a grid notation in each of Bank Note One and the relevant Tranche D Note of the relevant Tranche D Lender in respect of such Supplier (as described in subclause (A) above), the portion of such Purchase exceeding 60% of such Supplier's Aggregate Financing shall be evidenced by a grid notation in Bank Note One (as described in subclause (B) above) until the aggregate amounts so evidenced for such Supplier equals the relevant Supplier's Aggregate Bank Portion and the portion of such Purchase exceeding such Supplier's Aggregate Bank Portion shall be evidenced by a grid notation in the relevant Tranche D Note of the relevant Tranche D Lender in respect of such Supplier in the name of the Initial Purchaser (subject to the Tranche D Participation Agreement) or such Tranche D Lender, as the case may be (and subject to the provisions of Section 2.01(i)), and in each case such portion of such Purchase shall be funded in such amounts under Bank Note One and under such Tranche D Lender's Tranche D Note.

                  (iii) A Participant (other than Tranche D Lenders) may elect, prior to the Closing Date, to purchase its Bank Commitment in the form of a participation in Bank Note Two, rather than Bank Note One, in order to accelerate the timing of its Purchases under this Agreement. If any such Participant(s) so elects to purchase a participation in Bank Note Two, then on the Closing Date the Issuer will issue (A) Bank Note Two in a principal amount equal to the aggregate amount of the Bank Commitments that all such Participant(s) have elected to hold in the form of participations in Bank Note Two and (B) Bank Note One in a principal amount equal to the Initial Purchaser Commitment minus the amount of Bank Note Two. On each Purchase Date, the allocation of the applicable Purchase in respect of both Bank Note One and Bank Note Two shall be made pursuant to the Bank Note One Allocation Method, except that (x) the portion of such

         Purchase that would have been evidenced by a grid notation on the Tranche D Lender's Tranche D Note and funded under such Tranche D Note in accordance with the Bank Note One Allocation Method shall instead be evidenced by a grid notation on Bank Note Two and funded under Bank Note Two, until the entire amount of Bank Note Two has been purchased (other than an amount equal to $1,000,000 in aggregate of such Purchases, which shall be funded on the initial Purchase Date under the Tranche D Notes, pro rata based on the Tranche D Lenders' respective Tranche D Commitments) and (y) the portion of such Purchase that would have been evidenced by a grid notation on Bank Note Two and funded under Bank Note Two in accordance with the Bank Note One Allocation Method (if Bank Note Two were allocated identically to Bank Note One thereunder), but for the allocation under clause (x) above, shall instead be evidenced by a grid notation on the applicable Tranche D Lender's Tranche D Note and funded under such Tranche D Note.

         (e) Application of Purchases and Disbursements. With respect to each Purchase, all funds disbursed will be deposited in the Supplier Collateral Account (it being understood that the Issuer may utilize a third party prime financial institution to effect the conversion of such funds into reais). The Brazilian Collateral Agent shall, from the funds so deposited, forward the respective Contract Amounts due under the relevant Supply Contracts to the respective Suppliers in accordance with the relevant Notice of Purchase and the balance (including funds disbursed in respect of the Working Capital Amount and Related Cost Amounts, but not including the Pre-Funded Purchase Amount or the Commitment Reduction Amount) to the Issuer (except as provided in Section 2.01(b)(ii)); provided, however, that the proceeds of the first Purchase hereunder may be used to fund the Working Capital Amount in full (if so elected by the Issuer) prior to being distributed to any Supplier in satisfaction of Contract Amounts. With respect to each disbursement under a Notice of Disbursement, the Brazilian Collateral Agent will disburse the Pre-Funded Purchase Amount and the Commitment Reduction Amount in accordance with such Notice of Disbursement, provided that any amounts not so disbursed may be used to make a prepayment in accordance with Section 2.07(b) (except that the minimum amounts set forth therein shall not be applicable) so long as (i) no undrawn Tranche D Commitment then exists, (ii) the Issuer provides notice and evidence reasonably satisfactory to each of the Initial Tranche D Lenders as to which a related Contract Amount has not then been fully disbursed hereunder that, after giving effect to such prepayment, it has financial resources sufficient to meet fully its obligations under the respective Supply Contracts, (iii) prepayments of any Pre-Funded Purchase Amount are applied to the then outstanding amount of Bank Note One and Bank Note Two in accordance with Section 2.03(b), and (iv) prepayments of any Commitment Reduction Amount are applied to the then outstanding amounts of the Tranche D-Nokia Note, the Tranche D-Siemens Note and the Tranche D-Alcatel Note, respectively, in accordance with Section 2.03(b). Funds in respect of each Supplier's Aggregate Financing shall be applied solely for the purpose of funding the corresponding Working Capital Amount being funded in respect of each Supplier's Supply Contract or the corresponding Contract Amounts or Related Cost Amounts then payable in respect of each Supplier's Supply Contract.

         (f) Limitations on Commitments. Notwithstanding anything to the contrary herein, the Initial Purchaser shall be obligated, in respect of each Purchase, to make available only such funds with respect to such Purchases as it shall previously have received from each Tranche A Participant, Tranche B Participant, Tranche C Participant and Tranche D Participant to which the

Initial Purchaser has sold participations as of the relevant Purchase Date. Any such Purchase that is not funded in whole, as a consequence of the failure of any such Participant to provide its related funds, shall be reduced by the amount of such shortfall. Schedule 5 sets forth, as of the date hereof, the name of each Participant in respect of Tranches A-1 through C and its respective Commitment in respect thereof. Notwithstanding the foregoing, nothing in this clause (f) shall be deemed to relieve (i) the Initial Purchaser from making available funds in respect of the portions of the Total Non-Participated Interest being funded on each Purchase Date and (ii) each Tranche D Lender from making available funds in respect of the portion of its Tranche D Commitment being funded on each Purchase Date. The Initial Purchaser will purchase Tranche D Notes, on the Closing Date, on behalf of the Tranche D Lenders that have not elected to purchase directly a Tranche D Note.

         (g) Expiration of Commitments. The obligation of the Purchasers to make Purchases hereunder shall expire on the earlier to occur of (i) the third anniversary of the Closing Date or, in respect of Bank Notes, the second anniversary of the Closing Date, and (ii) the date all of the Commitments hereunder otherwise terminate in accordance with the terms hereof (including pursuant to Section 6.01) (such earlier date, the "COMMITMENT TERMINATION DATE"). None of the Notes will contain any revolving feature and amounts repaid or prepaid with respect thereto may not be reissued.

         (h) Allocation Amounts of Tranches A1 to C. As regards that portion of each Purchase relating to each of Tranches A1 to C, each Purchaser will be obligated to fund a pro rata portion of such Tranche in the manner set forth in the relevant Participation Agreement.

         (i) Tranche D Allocation Amounts. As regards that portion of each Purchase relating to each Supplier's Aggregate Financing represented by Tranche D (in each case, the "TRANCHE D ALLOCATION AMOUNT"), each Tranche D Lender will be obligated to fund its respective Tranche D Allocation Amount, by purchasing either its relevant Tranche D Note or a Tranche D Participation in such Note equal to such amount, as set forth in the Notice of Purchase relating to such Purchase in accordance with the provisions of this Article 2. Each Tranche D Lender shall notify the Administrative Agent, the Initial Purchaser and the Issuer in writing no later than three Business Days preceding the initial Purchase Date of its election to purchase its Tranche D Allocation Amount either in the form of its Tranche D Note or a Tranche D Participation in such Note. Unless the Administrative Agent and the Initial Purchaser shall have received such written notice on or prior to the date required therefor, such Tranche D Lender's Tranche D Allocation Amount shall be evidenced by a Participation in its relevant Tranche D Note.

         Section 2.02 Closing and Payments.

         (a) Closing. Subject to satisfaction of each of the conditions precedent in Section 3.01, the execution of the Transaction Documents and the issuance of the Notes hereunder (collectively, the "CLOSING") shall take place on August 10, 2001 or on such other date as the Issuer, the Guarantor, the Initial Purchaser, the Tranche D Lenders and the Arrangers shall agree (the "CLOSING DATE").

         (b) Funding. Not later than 12:00 Noon (New York City time) on each Purchase Date, unless the Administrative Agent determines that any applicable condition specified in

Section 3.01 (in respect of the initial Purchase) and/or Section 3.02 (in respect of each Purchase, including the initial Purchase) shall not have been satisfied, the Initial Purchaser and/or the relevant Tranche D Lender, as the case may be, shall, subject to Section 2.01(f), be obligated to make available in Dollars the full amount of its respective portion of the Issuer's requested Purchase for such Purchase Date, in immediately available funds to Banco ABN AMRO Real S.A., as agent for the Administrative Agent, at ABN AMRO Bank N.V., 335 Madison Avenue, New York, New York 10017, USA, account no. 673-001-211-441. The Administrative Agent will deposit the funds so received from the Purchasers in the Supplier Collateral Account (for distribution in accordance with Section 2.01(e)), whereupon the Initial Purchaser and/or the relevant Tranche D Lender, as the case may be, shall be deemed to have Purchased the relevant Notes in an aggregate principal amount equal to its respective portion of the Issuer's requested Purchase for such Purchase Date.

         (c) Alternative Funding for Tranche D Lenders. The parties hereto shall in good faith implement, to the extent permitted by applicable law and so long as no economic disadvantage will result to the Issuer, mechanisms whereby the portion of Purchases relating to Contract Amounts may be effected either through direct payments to the Suppliers or through credits given by the Suppliers under the relevant Supply Contracts with respect to Purchases by the Tranche D Lenders and, as the case may be, amend the Financing Documents accordingly.

         Section 2.03 Principal Repayments. (a) Generally. The Issuer unconditionally promises to pay, or cause to be paid, to the account of the Principal Paying Agent, for the account of the relevant Purchasers, the Principal Payment Amount on each Principal Payment Date as set forth below:

                                                                                    Principal Payment
Principal Payment              Principal Payment          Principal Payment            Amount Under
Date Occurring in              Amount Under Bank            Amount Under              Each Tranche D
     Month                          Note One                Bank Note Two                  Note
-----------------              -----------------          -----------------         -----------------
February 2004                $26,250,000.00 or, if       $90,416,666.64 or, if
                             less, the aggregate         less, the aggregate
                             principal amount            principal amount                   -
                             outstanding in respect      outstanding in respect
                             of Tranche A1 under Bank    of Tranche A1 under
                             Note One.                   Bank Note Two.

August 2004                  $26,250,000.00 or, if       $90,416,666.64 or, if
                             less, the aggregate         less, the aggregate
                             principal amount            principal amount                   -
                             outstanding in respect      outstanding in respect
                             of Tranche A2 under Bank    of Tranche A2 under
                             Note One.                   Bank Note Two.

                                                                                    Principal Payment
Principal Payment              Principal Payment          Principal Payment           Amount Under
Date Occurring in              Amount Under Bank            Amount Under             Each Tranche D
     Month                          Note One                Bank Note Two                  Note
-----------------              -----------------          -----------------        -----------------
February 2005                $29,999,999.99 or, if       $86,666,666.65 or, if
                             less, the aggregate         less, the aggregate
                             principal amount            principal amount                             _
                             outstanding in respect      outstanding in respect
                             of Tranche B1 under Bank    of Tranche B1 under
                             Note One.                   Bank Note Two.

August 2005                  $29,999,999.99 or, if       $86,666,666.65 or, if
                             less, the aggregate         less, the aggregate
                             principal amount            principal amount                             _
                             outstanding in respect      outstanding in respect
                             of Tranche B2 under Bank    of Tranche B2 under
                             Note One.                   Bank Note Two.

February 2006                $29,999,999.99 or, if       $86,666,666.65 or, if
                             less, the aggregate         less, the aggregate
                             principal amount            principal amount                             _
                             outstanding in respect      outstanding in respect
                             of Tranche B3 under Bank    of Tranche B3 under
                             Note One.                   Bank Note Two.

August 2006                  $17,500,000.03 or, if       $99,166,666.77 or, if
                             less, the aggregate         less, the aggregate
                             principal amount            principal amount                             _
                             outstanding in respect      outstanding in respect
                             of Tranche C under Bank     of Tranche C under Bank
                             Note One.                   Note Two.

February 2007                                                                      1/6 of the aggregate
                                                                                   principal amount
                                                                                   outstanding on the
                                                                                   third anniversary of
                                                     -                         -   the Closing Date in
                                                                                   respect of Tranche D
                                                                                   under such Tranche D
                                                                                   Note.

August 2007                                                                        1/6 of the aggregate
                                                                                   principal amount
                                                                                   outstanding on the
                                                                                   third anniversary of
                                                     -                         -   the Closing Date in
                                                                                   respect of Tranche D
                                                                                   under such Tranche D
                                                                                   Note.

                                                                                    Principal Payment
Principal Payment              Principal Payment          Principal Payment           Amount Under
Date Occurring in              Amount Under Bank            Amount Under             Each Tranche D
     Month                          Note One                Bank Note Two                  Note
-----------------              -----------------          -----------------         -----------------
February 2008                                                                      1/6 of the aggregate
                                                                                   principal amount
                                                                                   outstanding on the
                                                                                   third anniversary of
                                        -                          -               the Closing Date in
                                                                                   respect of Tranche D
                                                                                   under such Tranche D
                                                                                   Note.

August 2008                                                                        1/6 of the aggregate
                                                                                   principal amount
                                                                                   outstanding on the
                                                                                   third anniversary of
                                        -                          -               the Closing Date in
                                                                                   respect of Tranche D
                                                                                   under such Tranche D
                                                                                   Note.

February 2009                                                                      1/6 of the aggregate
                                                                                   principal amount
                                                                                   outstanding on the
                                                                                   third anniversary of
                                        -                          -               the Closing Date in
                                                                                   respect of Tranche D
                                                                                   under such Tranche D
                                                                                   Note.

August 2009                                                                        1/6 of the aggregate
                                                                                   principal amount
                                                                                   outstanding on the
                                                                                   third anniversary of
                                        -                          -               the Closing Date in
                                                                                   respect of Tranche D
                                                                                   under such Tranche D
                                                                                   Note.

         (b)      Application of Prepayments and Commitment Reductions.

                  (i) In the event that any Prepayment or Commitment Reduction is made by or on behalf of the Issuer in accordance with the terms hereof, the amount of such Prepayment or Commitment Reduction shall be applied, except as set forth in Section 2.04(a), on a pro rata basis among each of (A) the aggregate of the undrawn Initial Purchaser Bank Note One Commitment and the then outstanding amount of Bank Note One, (B) the aggregate of the undrawn Initial Purchaser Bank Note Two Commitment and the then outstanding amount of Bank Note Two, (C) the aggregate of the undrawn Tranche D Commitment of the Nokia Lenders and the then outstanding amount of the Tranche D-Nokia Note, (D) the aggregate of the undrawn Tranche D Commitment of the Siemens Lenders and the then outstanding amount of the Tranche D-Siemens Note, and (E) the aggregate of the undrawn Tranche D Commitment of the Alcatel Lenders and the then outstanding amount of the Tranche D-Alcatel Note. Such amounts, as so allocated, shall be applied in the case of any Reduction Event first to a Mandatory Prepayment under Section 2.04(a) and second to a mandatory Commitment Reduction under Section 2.04(b).

                  (ii) After giving effect to the allocation of any Prepayment or Commitment Reduction as set forth in subclause (i) above, the amount of any such Prepayment or Commitment Reduction shall be further applied concurrently (A) in respect of the undrawn Initial Purchaser Bank Note One Commitment and the then outstanding amount of Bank Note One, on a pro rata basis among all Tranche Interests in respect of Tranche A (and within Tranche A, pro rata in respect of Tranche A1 and Tranche A2), Tranche B (and within Tranche B, pro rata in respect of Tranche B1, Tranche B2 and Tranche B3) and Tranche C thereunder, and (B) in respect of the undrawn Initial Purchaser Bank Note Two Commitment and the then outstanding amount of Bank Note Two, in each case on a pro rata basis among all Tranche Interests in respect of Tranche A, Tranche B and Tranche C thereunder.

                  (iii) After giving effect to the allocation of any Prepayment as set forth in subclause (i) above, the amount of any such Prepayment shall be further applied in respect of Tranche D, pro rata among all remaining Principal Payment Amounts in respect of such Tranche.

         Section 2.04      Mandatory Prepayments; Mandatory Commitment
Reductions.

         (a) Mandatory Prepayment. (i) In the event and on each occasion that any Net Cash Proceeds are received by or on behalf of the Issuer or any of its Subsidiaries in respect of any Reduction Event, the Issuer shall promptly request permission from the Central Bank to remit all required amounts under this Section 2.04 in Dollars to the Administrative Agent under the applicable ROF and, within five Euro-Dollar Business Days after the Receipt Date for such Net Cash Proceeds (subject, in each case, to the provisions of this Section 2.04(a) and Section 2.04(d)), prepay the Bank Notes in an aggregate principal amount equal to the amount of such Net Cash Proceeds allocated thereto under
Section 2.03(b) and prepay Tranche D Notes in an aggregate principal amount equal to the amount of such Net Cash Proceeds allocated thereto under Section 2.03(b), in each case together with interest thereon to the date of prepayment; provided, however, that notwithstanding the foregoing, if the applicable Reduction Event is the incurrence of any Debt described in Section 5.10(c) that has been incurred to refinance in whole or in part specific Tranche D Notes (or Tranche D Participations) of a Tranche D Lender, the Net Cash Proceeds thereof shall be applied first to the prepayment of such Tranche D Notes of such Tranche D Lender until such Notes are paid in full, and second in the manner set forth in Section 2.03(b); and provided further, that notwithstanding the foregoing, if the applicable Reduction Event is the event described in item (iv) of the definition of "Reduction Event," the Net Cash Proceeds from such Reduction Event shall be applied as a prepayment of such portion of each relevant Tranche D Lender's Tranche D Note in respect of the Working Capital Amount of each relevant Supplier as calculated in accordance with the second proviso of the definition of "Net Cash Proceeds."

                  (ii) Notwithstanding the provisions of subclause (i) above, no Mandatory Prepayment shall be required pursuant to this
         Section 2.04(a) in respect of any Net Cash

         Proceeds (or a portion thereof, if applicable) arising from an Asset Sale if the Issuer shall deliver to the Administrative Agent a Responsible Officers' Certificate to the effect that the Issuer or such Subsidiary elects to apply such Net Cash Proceeds (or a portion thereof specified in such certificate) on or before a date occurring 180 days subsequent to the Receipt Date therefor to capital expenditures of the Issuer incurred in connection with the mobile telephone network business of the Issuer in the Concession Area (such date, the "EXPIRATION DATE") and certifying that no Default has occurred and is continuing. To the extent that the Issuer has so delivered such Responsible Officers' Certificate and, in the manner and to the extent specified in such certificate, the Net Cash Proceeds therefrom have not been applied in full by or on behalf of the Issuer or such Subsidiary on or before the Expiration Date, or committed to be so applied within 180 days after the Expiration Date pursuant to a binding contract, the Issuer shall, on the Expiration Date, but subject to Section 2.04(d), prepay the Notes in the manner set forth herein in an amount equal to such Net Cash Proceeds that have not been so applied or committed. At any time that aggregate Net Cash Proceeds by operation of the immediately preceding sentence exceeding $50,000,000 (or its equivalent in another currency) have not yet been applied to prepayment of the Notes (or a Tranche D Participation) or in the manner specified in the Responsible Officers' Certificate delivered pursuant to this Section 2.04(a)(ii), the Issuer shall immediately deliver to the Brazilian Collateral Agent for deposit in the Brazilian Special Purpose Account the entire Net Cash Proceeds not yet so applied and such Net Cash Proceeds shall be held in the Brazilian Special Purpose Account until so applied by the Issuer in accordance with, and within the time periods specified in, this Section 2.04(a)(ii). On or prior to the Expiration Date in respect of any Reduction Event with respect to which a Responsible Officers' Certificate has been delivered pursuant to this
         Section 2.04(a)(ii), the Issuer shall notify the Administrative Agent in reasonable detail of the application of the Net Cash Proceeds required to be applied on such date (including to which Person and for which purposes such amounts are to be applied).

         (b) Mandatory Commitment Reductions. (i) In the event and on each occasion that any Net Cash Proceeds received by or on behalf of the Issuer or any of its Subsidiaries in respect of any Reduction Event remain after the application of such proceeds in accordance with clause (a) above (such remaining amount, the "COMMITMENT REDUCTION AMOUNT"), the aggregate amount of the undrawn Initial Purchaser Bank Note One Commitment (and, accordingly the Bank Commitments thereunder), the undrawn Initial Purchaser Bank Note Two Commitment (and, accordingly, the Bank Commitments thereunder), the undrawn Tranche D Commitment of the Nokia Lenders, the undrawn Tranche D Commitment of the Siemens Lenders and the undrawn Tranche D Commitment of the Alcatel Lenders shall be reduced by the lesser of (i) the amount of such remaining Net Cash Proceeds allocated thereto in accordance with Section 2.03(b) and (ii) the aggregate amount of such undrawn Commitment. As to Purchasers under Tranche A, Tranche B and Tranche C, the Commitment of each such Purchaser (to the extent then undrawn) shall be reduced in an amount equal to the product of (w) the aggregate amount of the reduction in the aggregate undrawn Commitments allocated thereto in accordance with Section 2.03(b), multiplied by (x) a fraction, the numerator of which is the Commitment of such Person (including both undrawn amounts and drawn amounts of Purchases in respect of such Commitment) and the denominator of which is the aggregate amount of the Initial Purchaser Commitment (including both undrawn amounts and drawn amounts of Purchases in respect of such Commitment). The undrawn Commitment of the Initial Purchaser in respect of the Tranche A1 Non-Participated Interest, the Tranche A2 Non-Participated Interest, the Tranche B1 Non-Participated Interest, the Tranche B2 Non-Participated Interest, the Tranche B3 Non-Participated Interest and the Tranche C Non-Participated Interest under each Bank Note shall be reduced ratably with, and simultaneously with, any reduction in the undrawn Tranche A1 Commitment, Tranche A2 Commitment, Tranche B1 Commitment, Tranche B2 Commitment, Tranche B3 Commitment or Tranche C Commitment, respectively, under such Bank Note.

                  (ii) In connection with any Commitment Reduction arising from any Reduction Event, the Issuer shall, no later than five Euro-Dollar Business Days after the Receipt Date of the related Net Cash Proceeds, deposit the Commitment Reduction Amount related to such Commitment Reduction in the Supplier Collateral Account. The Issuer shall give the Initial Purchaser, the Tranche D Lenders, the Administrative Agent and the Brazilian Collateral Agent, Notice(s) of Disbursement of such funds in accordance with Section 2.01(b)(ii).

         (c) Procedure. The Issuer shall notify the Administrative Agent (which notice may be made by telephone and confirmed by (and effective upon receipt of) telecopy) of any Mandatory Prepayment or mandatory Commitment Reduction not later than 3:00 P.M. (in the Administrative Agent's Jurisdiction) three Euro-Dollar Business Days before the date of such Mandatory Prepayment or mandatory Commitment Reduction. Each such notice shall be irrevocable and shall specify the date of such Mandatory Prepayment or mandatory Commitment Reduction, the principal amount of such Mandatory Prepayment or mandatory Commitment Reduction (in accordance with Section 2.04(a)) and a reasonably detailed calculation of the amount thereof. Promptly following receipt of any such notice, the Administrative Agent shall advise the Purchasers of the contents thereof. In addition, prior to any Mandatory Prepayment, unless such Mandatory Prepayment is made on behalf of the Issuer by an entity located outside of Brazil, the Issuer shall provide to the Administrative Agent a copy of the applicable prior authorization of the Central Bank relating to such Mandatory Prepayment. Each Mandatory Prepayment shall be applied as set forth in Section 2.03(b).

         (d) Deferral. In the event and on each occasion that the Issuer is required to make any Mandatory Prepayment on any date other than an Interest Payment Date, the Issuer may, subject to the terms and conditions set forth in this Section 2.04(d), defer the date on which such Mandatory Prepayment is required to be made to the immediately succeeding Interest Payment Date if, and only to the extent that, no Default has occurred and is continuing on the date that such prepayment is otherwise required to be made hereunder; provided that if a Default shall occur when any such deferral shall exist, the Issuer shall be required to make promptly such Mandatory Prepayment in accordance with Section 2.04(a). As a condition to the deferral of any Mandatory Prepayment by the Issuer pursuant to this Section 2.04(d), the Issuer shall (1) notify the Administrative Agent of such deferral prior to the date on which such Mandatory Prepayment otherwise would be required, (2) as soon as practicable after becoming aware of the amount to be deferred hereunder, request permission from the Central Bank to remit such amount in U.S. Dollars to the U.S. Collateral Account, (3) transfer to the Brazilian Collateral Agent, for deposit in the Brazilian Special Purpose Account, funds in an aggregate amount equal to the Mandatory Prepayment being deferred (which deposit shall be made in Reais in an amount equivalent to such prepayments, based upon the PTAX Exchange Rate) until such time as the Issuer shall have received the Central Bank approval described in (2) above, at which time the Brazilian Collateral Agent shall remit to the U.S. Collateral Agent the funds in the Brazilian Special Purpose Account in Dollars, provided, however, that the Brazilian Collateral Agent shall only be required to remit such funds to the U.S. Collateral Account to the extent the funds in the Brazilian Special Purpose Account exceed $10,000,000 (based upon the PTAX Exchange Rate as of any date). On each date on which the Issuer is required to make a Mandatory Prepayment that has been deferred pursuant to this Section 2.04(d), the Brazilian Collateral Agent and/or U.S. Collateral Agent shall release the funds deposited in the Brazilian Special Purpose Account and/or the U.S. Collateral Account, respectively, in respect of such deferred Mandatory Prepayment and (with respect to funds in the Brazilian Special Purpose Account) apply such funds to purchase Dollars, which shall be applied to make such Mandatory Prepayment in accordance with Section 2.07; provided that neither any deficiency of the funds so released, nor any delay in the release or application of such funds, shall relieve the Issuer of its obligation to make any Mandatory Prepayment required to be made hereunder as and when due (giving effect to any applicable deferral under this Section 2.04(d)), in the full amount required in Dollars, except to the extent that such deficiency or delay is directly attributable to the misconduct of the Brazilian Collateral Agent or the U.S. Collateral Agent, as applicable.

         Section 2.05      Interest.

         (a) Interest Amount. Each Note shall bear interest on the outstanding principal amount thereof, for each day during each Interest Period applicable to such Note from the date such Note is issued until it becomes due, at a rate per annum equal to the sum of LIBOR for such Interest Period plus the Margin for such Interest Period (such accrued interest for any Interest Period, the "INTEREST AMOUNT" for such Interest Period). Notwithstanding the foregoing, each Note shall bear interest at a maximum rate of LIBOR plus 5.50% per annum and a minimum rate of LIBOR plus 3.30% per annum, provided that such maximum rate shall not limit any amount that any Purchaser may be entitled to receive under clause (b) below or under Sections 2.09 or 2.11 or Article 8. The Interest Amount, as may be increased pursuant to Section 2.05(b), shall be payable for each Interest Period on each Interest Payment Date.

         (b) Post-Default Interest. Notwithstanding the foregoing, the Issuer shall pay to the Principal Paying Agent, for the account of the Purchasers, upon demand, interest at the Post-Default Rate on any principal of any Note, interest thereon or any other amount due under this Agreement that shall not be paid in full (whether at stated maturity, by acceleration, by mandatory prepayment or otherwise) for the period from and including the due date thereof to but excluding the date the same is paid in full.

         (c) Determination of Rates. The Administrative Agent shall determine each interest rate applicable to each Note hereunder. The Administrative Agent shall promptly notify the Issuer, each Purchaser and the Principal Paying Agent of each rate of interest so determined, and its determination thereof shall be conclusive in the absence of clearly demonstrable error.

         Section 2.06      Fees.

         (a) The Issuer shall pay to the Principal Paying Agent, for account of the Initial Purchaser and the respective Tranche D Lenders, a commitment fee on the daily average undrawn amount of the Initial Purchaser Commitment and the respective Tranche D Commitments, respectively, as such Commitments may be reduced from time to time in accordance with Section 2.04(b), for the period from and including the date of this Agreement to but not including the earlier of (i) the date the Initial Purchaser Commitment and the respective Tranche D Commitment are fully drawn and
(ii) the Commitment Termination Date, at a rate per annum equal to 1.0%. The accrued commitment fee shall be payable on each Interest Payment Date and the Commitment Termination Date.

         (b) The Issuer shall pay or cause to be paid to the Agents, for the accounts of the Arrangers, the Agents and the Purchasers, as the case may be, such other fees in amounts and at such times as previously agreed upon in the Fee Letters and any other Financing Document.

         Section 2.07      Optional Commitment Reductions; Optional Prepayments.

         (a) The Issuer may upon at least ten Euro-Dollar Business Days' notice to the Administrative Agent and each Tranche D Lender, reduce ratably the Commitments hereunder in amounts aggregating $10,000,000 or any larger multiple of $1,000,000, provided that the Issuer provides in such notice evidence reasonably satisfactory, to each of the Initial Tranche D Lenders as to which a related Contract Amount has not then been fully disbursed hereunder, that, after giving effect to such Commitment Reduction, it has financial resources sufficient to meet fully its obligations under the respective Supply Contracts. Such notice of optional Commitment Reduction shall not be revocable by the Issuer. Each Commitment Reduction shall be applied as set forth in Section 2.03(b).

         (b) Subject to Section 2.09 hereof and clause (d) below, the Issuer may upon at least ten Euro-Dollar Business Days' notice to the Administrative Agent, prepay or cause to be prepaid the Notes in whole at any time, or from time to time in part, in amounts aggregating $10,000,000 or any larger multiple of $1,000,000, by paying the principal amount to be prepaid together with interest accrued thereon to the date of prepayment. Such notice of Optional Prepayment shall not be revocable by the Issuer. Each Optional Prepayment shall be applied as set forth in Section 2.03(b).

         (c) Promptly after receiving a notice of an Optional Prepayment pursuant to this Section, the Administrative Agent shall notify each Purchaser of the contents thereof and of such Purchaser's ratable share of such Optional Prepayment.

         (d) The Issuer shall, prior to such Optional Prepayment, provide to the Administrative Agent evidence of all necessary government approvals or authorizations relating to such Optional Prepayment.

         Section 2.08 General Provisions as to Payments. (a) The Issuer shall make each payment of principal of, and interest on, the Notes and any other amount (including fees) payable under the Financing Documents, not later than 12:00 Noon (New York City time) on the date one Euro-Dollar Business Day immediately prior to the date when due hereunder, in federal or other funds in Dollars immediately available in New York City, to the Principal Paying Agent at the account identified in writing by the Principal Paying Agent (and any such payment above shall constitute payment of the relevant obligation by the Issuer when and to the extent received at such account or address). The Principal Paying Agent will, subject to Section 2.08(c), promptly arrange with the Administrative Agent to distribute, no later than the date due hereunder, to (i) each Purchaser its ratable share of each such payment received by the Administrative Agent for the account of such Purchaser and (ii) any other payment that may be required under each Participation Agreement. Whenever any payment of principal of, or interest on, any Note, or any other payment shall be due on a day which is not a Euro-Dollar Business Day, the date for payment thereof shall be extended to the next succeeding Euro-Dollar Business Day, unless such Euro-Dollar Business Day falls in a subsequent calendar month, in which case the date for payment thereof shall be the next preceding Euro-Dollar Business Day. If the date for any payment of any amount is extended by operation of law or otherwise, including by operation of the immediately preceding sentence, interest thereon shall be payable for such extended time on the extended date for payment of such amount.

         (b) Unless the Issuer notifies the Administrative Agent before the date on which any payment is due from the Issuer to the Purchasers hereunder that the Issuer will not make, or cause another entity to make, such payment in full, the Administrative Agent may assume that the Issuer has made or caused to be made such payment in full to the Principal Paying Agent on such date and the Administrative Agent may, in reliance on such assumption, cause to be distributed to the Purchasers on such due date an amount equal to the amount then due such Purchaser. If and to the extent that the Issuer shall not have so made such payment, each such Purchaser shall repay to the Principal Paying Agent forthwith on demand such amount distributed to such Purchaser together with interest thereon, for each day from the date such amount is distributed to such Purchaser until the date such Purchaser repays such amount to the Principal Paying Agent, at the Federal Funds Rate. Nothing in this Section 2.08(b) shall be deemed to relieve the Issuer or the Guarantor of any of its obligations to pay the principal of or interest on the Notes or any other amount payable under the Financing Documents.

         (c) On any date on which the aggregate amount paid to the Principal Paying Agent in respect of principal, interest, fees or other amounts payable under the Financing Documents, other than amounts to be applied in accordance with Section 2.07(b), shall be insufficient to pay all such amounts due on such date, the amount paid shall be applied on a pro rata basis among all Notes outstanding in the following order of priority:

                  (i) first, to the payment of accrued but unpaid interest, fees and other amounts (excluding principal) in respect of the Notes and accrued but unpaid PRI Premiums pro rata in accordance with the provisions of this Agreement (it being understood that the Issuer and the Guarantor shall have no liability for the payment of such PRI Premiums and that amounts due in respect of such PRI Premiums shall be paid by or on behalf of the relevant Purchasers out of such accrued but unpaid interest, fees and other amounts);

                  (ii) second, to the payment of the then due and unpaid principal of the Notes pro rata in accordance with the provisions of this Agreement; and

                  (iii) third, to the payment of any other amounts then payable to the Purchasers or any Agent under any Financing Document.

         The Issuer and the Guarantor agree to use their best efforts to notify the Administrative Agent and the Principal Paying Agent of an insufficiency as described in this Section 2.08(c) at least one Euro-Dollar Business Day prior to the relevant payment date.

         (d) The Issuer and the Guarantor agree to make all payments under the Financing Documents strictly in accordance with the terms hereof and thereof, regardless of any law, regulation or order now or hereafter in effect in Brazil or any other jurisdiction (except the laws of the State of New York) affecting any of such terms or the rights of the Administrative Agent, the Purchasers or the other Agents with respect thereto.

         Section 2.09 Funding Losses. If the Issuer (a) makes any payment of principal with respect to any Note or a Note is required to bear interest at the Alternative Rate (whether such payment or requirement is pursuant to Article 2, 6 or 8 or otherwise) on any day other than an Interest Payment Date, (b) fails to make any required principal payment in respect of any Note on the due date thereof in accordance with the terms of this Agreement or (c) fails to effect a Purchase or prepay any Note after notice has been given in accordance with Section 2.01(c), Section 2.04(c) or 2.07(b), then in each case (a) through
(c) the Issuer shall reimburse each affected Purchaser, upon its written request, within five Euro-Dollar Business Days of such request (or such longer period as shall be necessary to resolve any dispute as to the amount of such loss or expense, provided that the parties thereto are negotiating in good faith with respect thereto) for any resulting loss or expense incurred by it (or by an existing or prospective Participant in the related Note), including any loss incurred in obtaining, liquidating or employing deposits from third parties, but excluding loss of margin, calculated in accordance with such Purchaser's customary practices; provided that such Purchaser shall have delivered to the Issuer, together with any such request, a certificate showing such Person's calculation of such amount of loss or expense in reasonable detail, which certificate shall be conclusive in the absence of clearly demonstrable error.

         Section 2.10 Computation of Interest and Fees. Interest based on the Prime Rate hereunder shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and paid for the actual number of days elapsed (including the first day but excluding the last day). All other interest and fees shall be computed on the basis of a year of 360 days and paid for the actual number of days elapsed (including the first day but excluding the last day).

         Section 2.11 Regulation D Compensation. If and so long as a reserve requirement of the type described in the definition of "Euro-Dollar Reserve Percentage" is prescribed by the Board of Governors of the Federal Reserve System of the United States (or any successor), each Purchaser subject to such requirement may require the Issuer to pay, contemporaneously with each payment of interest on each of such Purchaser's Notes, additional interest on such Note at a rate per annum determined by such Purchaser up to but not exceeding the excess of (i) (A) the applicable LIBOR divided by (B) one minus the Euro-Dollar Reserve Percentage over (ii) the applicable LIBOR. Any Purchaser wishing to require payment of such additional interest (x) shall so notify the Issuer and the Administrative Agent (and, in the case of any Participant, the respective Purchaser), in which case such additional interest on the Note or Notes of such Purchaser shall be payable to such Purchaser at the place indicated in such notice with respect to each Interest Period commencing at least three Euro-Dollar Business Days after such Purchaser gives such notice and
(y) shall notify the Issuer at least five Euro-Dollar Business Days before each date on which interest is payable on the Note or Notes of the amount then due it under this Section. Subject to the limitations of Section 10.06(b), each Participant shall be entitled to the benefits of this Section 2.11 as if it were a Purchaser of the Note in which it holds a participation and shall present any claim in respect thereof to the relevant Purchaser, which shall forward such claim to the Issuer.

                                   ARTICLE 3

                                   CONDITIONS

         Section 3.01 Conditions Precedent to Closing Date. The respective obligations of the Purchasers with respect to the Closing Date hereunder are subject to, in addition to the conditions to their respective purchase obligations set forth in Section 3.02, each of the following terms and conditions:

         (a) the Administrative Agent shall have received duly executed counterparts of each of the Financing Documents (other than a Mortgage Deed), each as in full force and effect on the Closing Date and each not subject to any unsatisfied or unwaived conditions to effectiveness;

         (b) the Administrative Agent, the Initial Purchaser, the Initial Tranche D Lenders and the Brazilian Collateral Agent shall have received:

                  (i) a Notice of Purchase duly executed by the Issuer relating to the Note(s) to be issued to the Initial Purchaser (and to each Tranche D Lender electing to purchase a Tranche D Note rather than a Tranche D Participation) on the initial Purchase Date, which Notice of Purchase shall request a Purchase in an amount which shall, after payment of all or a portion of the Working Capital Amount (as may be requested by the Issuer pursuant to Section 2.01(e)), equal to at least the following amount for each Supplier: $136,000,000 with respect to the Nokia Supplier, $51,200,000 with respect to the Siemens Supplier, $44,800,000 with respect to the Alcatel Supplier, which amount shall be applied to fund each Suppliers' Contract Amount; and

                  (ii) the Notes to be issued on the initial Purchase Date, duly executed by the Issuer in the aggregate amount of the applicable Commitments thereunder and in the name of the Initial Purchaser (and of each Initial Tranche D Lender electing to purchase Tranche D Notes rather than a Tranche D Participation Interest);

         (c) the Administrative Agent shall have received opinions of counsel, each dated the Closing Date, from:

                  (i) Milbank, Tweed, Hadley & McCloy LLP, special New York counsel to the Issuer and the Guarantor, covering the matters summarized on Exhibit C-1 hereto, and Ulhoa Canto, Rezende e Guerra Advogados, special Brazilian counsel to the Issuer and the Guarantor, covering the matters summarized on Exhibit C-2 hereto, in each case addressed to the Purchasers and the Administrative Agent;

                  (ii) Cleary, Gottlieb, Steen & Hamilton, special New York counsel to Nokia, covering the matters summarized on Exhibit C-4 hereto; and Finnish in-house counsel to

         Nokia, covering the matters summarized on Exhibit C-5 hereto, in each case addressed to the Purchasers and the Administrative Agent; and

                  (iii) Gibson, Dunn & Crutcher LLP, special New York counsel to Siemens and Alcatel, covering the matters summarized on Exhibit C-6 hereto; German in-house counsel to Siemens, covering the matters summarized on Exhibit C-7 hereto; and French in-house counsel to Alcatel, covering the matters summarized on Exhibit C-8 hereto, in each case addressed to the Purchasers and the Administrative Agent.

         (d) the relevant Tranche D Lenders shall have received opinions of counsel, each dated the Closing Date, from:

                  (i) Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, special Brazilian counsel to the Tranche D Lenders, covering the matters summarized on Exhibit C-3 hereto, addressed to the Initial Tranche D Lenders;

                  (ii) Cleary, Gottlieb, Steen & Hamilton, special New York counsel to Nokia, covering such matters as Nokia may have requested, addressed to Nokia; and

                  (iii) Gibson, Dunn & Crutcher LLP, special New York counsel to Siemens and Alcatel, covering such matters as Siemens and Alcatel may have requested, addressed to Siemens and Alcatel.

         (e) the Administrative Agent shall have received an opinion of (i) Mayer, Brown & Platt, special New York counsel to the Initial Purchaser, and
(ii) Souza, Cescon Avedissian, Barrieu e Flesch, special Brazilian counsel to the Initial Purchaser, covering the matters summarized on Exhibits D-1 and D-2 hereto, respectively, and each dated the Closing Date, in each case addressed to the Purchasers and the Agents;

         (f) the Administrative Agent shall have received (i) true and correct copies of each of the Concession Agreements, each in full force and effect on the Closing Date and each not subject to any unsatisfied conditions to effectiveness, and all material and necessary licenses, concessions and authorizations, and the rights appurtenant thereto to operate the respective businesses of the Issuer, the Guarantor and the Material Subsidiaries, shall be in full force and effect to the extent required to be in effect on the Closing Date (other than the right of the Issuer to operate a PCS network as of the Closing Date), (ii) a Responsible Officer's Certificate certifying to the foregoing and (iii) a Responsible Officers Certificate (which may be the same certificate) certifying that each of the Supply Contracts is in full force and effect on the Closing Date and not subject to any unsatisfied condition to effectiveness; provided, however, that the failure of the Supply Contract of any Supplier to be in full force and effect on the Closing Date without unsatisfied or unwaived conditions to effectiveness shall not affect the obligations of the Purchasers with respect to the Aggregate Financings of the unaffected Suppliers and related Tranche D Lenders;

         (g) the Administrative Agent shall have received evidence satisfactory to it of the satisfaction or waiver of all conditions to the closing of the transactions contemplated by the Transaction Documents to be consummated by the Issuer and the Guarantor on the Closing Date as set forth in the Transaction Documents (including in the Participation Agreements), and that all such transactions will take place prior to or simultaneously with the transactions contemplated hereby to take place on the Closing Date;

         (h) the Issuer and the Guarantor shall each have provided to the Administrative Agent a Responsible Officers' Certificate certifying that the Issuer and the Guarantor possess the insurance coverage required under Section
5.03 and attaching an insurance binder or other evidence that the Brazilian Collateral Agent has been named as the loss payee on all insurance policies required under Section 5.03(c), other than liability policies payable directly to third party payees;

         (i) the Administrative Agent shall have received the financial statements referred to in Sections 4.04(a) and (c) together with a Responsible Officers' Certificate setting forth in reasonable detail the calculations required to establish that the Guarantor is in compliance with the requirements of Section 5.11 on the Closing Date after giving effect to the transactions contemplated to take place under the Transaction Documents on the Closing Date;

         (j) immediately before and after giving effect to the transactions contemplated to take place under the Transaction Documents on the Closing Date,
(i) the representations and warranties of the Issuer and the Guarantor contained herein and in any other Financing Document to which they are a party shall be true and correct in all material respects on and as of the Closing Date, unless stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such date, and (ii) no Default shall have occurred and be continuing;

         (k) the Administrative Agent shall not have received notice from the Arrangers that there has occurred, since December 31, 2000, any Material Adverse Effect.

         (l) the Administrative Agent shall have received a copy of the letter from the Process Agent accepting its appointment as such pursuant to
Section 10.11;

         (m) the Administrative Agent shall have received all documents any Agent may reasonably request relating to the existence of the Issuer and the Guarantor, the corporate authority for and the validity of this Agreement and the Notes, and any other matters relevant thereto, all in form and substance satisfactory to the Agents;

         (n) the Administrative Agent shall have received a certificate of the President, Chief Financial Officer, Secretary, Assistant Secretary, Directors or duly appointed attorneys-in-fact of each of the Issuer and the Guarantor, substantially in the form of Exhibit K hereto, each dated as of the Closing Date, certifying: (i) and attaching true and correct copies of such Person's charter documents and by-laws, (ii) and attaching the resolutions of such Person's General Shareholders' Meeting, Board of Directors or Board of Officers, as the case may be, then in full force and effect authorizing the execution, delivery and performance of the Financing Documents to which such Person is a party, (iii) the incumbency and true signatures of the officer(s) who may execute (or who have executed on behalf of such Person the powers of attorney granting powers to the individuals who may execute) on behalf of such Person each Financing Document to which such Person is a party; (iv) the representations and warranties of the Issuer and the Guarantor contained herein and in any other Financing Document to which they are a party shall be true and correct in all material respects on and as of the Purchase Date, unless stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such date, and (v) no Default shall have occurred and be continuing;

         (o) the Administrative Agent shall have received evidence that all prior and contemporaneous approvals, authorizations or filings with any Governmental Authority that may be required in connection with the execution, delivery and performance of any Financing Document by any Person a party thereto have been obtained and are in full force and effect (other than such approvals, authorizations or filings to be provided after the Closing Date, as set forth in
Section 4.02);

         (p) the Administrative Agent shall have received evidence satisfactory to it of the creation and perfection of a first priority security interest in the Collateral existing and owned by the Issuer as of the Closing Date in favor of the Secured Parties; and

         (q) the Administrative Agent shall have received a Responsible Officers' Certificate of each of the Suppliers, dated as of the Closing Date, each affirming that the Supply Contract between such Supplier and the Issuer is in full force and effect on the Closing Date and is not subject to any unsatisfied or unwaived conditions to effectiveness; provided, however, that the failure of the Supply Contract of any Supplier to be in full force and effect on the Closing Date without unsatisfied or unwaived conditions to effectiveness shall not affect the obligations of the Purchasers with respect to the Aggregate Financings of the unaffected Suppliers and related Tranche D Lenders.

         Section 3.02 Conditions Precedent to each Purchase Date. The respective obligations of the Purchasers to make a Purchase on any Purchase Date are subject (in addition, with respect to the initial Purchase Date, to the conditions set forth in Section 3.01) to each of the following terms and conditions:

         (a) the Administrative Agent, the Initial Purchaser, the Tranche D Lenders and the Brazilian Collateral Agent shall have received a Notice of Purchase duly executed by the Issuer relating to the Purchase(s) to be made on such Purchase Date;

         (b) the Administrative Agent shall have received evidence satisfactory to it of the prior registration of the financial terms and conditions of the relevant Purchase and the Parent Guaranty with the Central Bank under the applicable ROF to enable the Issuer and the Guarantor to pay all amounts payable hereunder and under the Notes in Dollars, including without limitation in respect of principal, interest, fees, commissions and expenses;

         (c) immediately before and after giving effect to the relevant Purchase (i) the representations and warranties of the Issuer and the Guarantor contained herein and in any other Financing Document to which they are a party shall be true and correct in all material respects on and as of the Purchase Date, unless stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such date, and (ii) no Default shall have occurred and be continuing;

         (d) all prior and contemporaneous approvals, authorizations or filings with any Governmental Authority that may be required in connection with the performance of any

Financing Document by the Issuer and the Guarantor shall have been obtained and shall be in full force and effect (other than such approvals, authorizations or filings to be provided after the Purchase Date, as set forth in Section 4.02);

         (e) there shall have been created and perfected a first priority security interest in the Collateral purchased with the proceeds of the relevant Purchase existing and owned by the Issuer as of such Purchase Date in favor of the Secured Parties;

         (f) with respect to each Purchase Date occurring on or after the later of (i) January 1, 2002 and (ii) the date on which ANATEL determines that the STFC Subsidiaries have met all applicable regulatory milestones for the provision of STFC services (Servico Telefonico Fixo Comutado) under the relevant Concession Agreements, all material and necessary licenses, concessions and authorizations, and the rights appurtenant thereto to operate the business of the Issuer and the Material Subsidiaries, shall be in full force and effect;

         (g) the Agents and the Tranche D Lenders shall have received payment (prior to such Purchase or simultaneously with such Purchase) in full of all fees, expenses and other amounts due and payable hereunder (including all amounts to be paid pursuant to Section 2.06 and all reasonable fees and expenses payable pursuant to Section 10.03, to the extent the Issuer has received notice thereof prior to the Purchase Date) or pursuant to any other Financing Document; and

         (h) the Administrative Agent shall not have received notice from the Arrangers that there has occurred, since the date of the Guarantor's and the Issuer's latest audited financial statements, any Material Adverse Effect.

                                   ARTICLE 4

                         REPRESENTATIONS AND WARRANTIES

         Each of the Issuer and the Guarantor hereby represents and warrants, as of the Closing Date, the date of each Notice of Purchase and each Purchase Date, that:

         Section 4.01 Corporate Existence and Power. Each of the Issuer, the Guarantor and the Material Subsidiaries is a corporation or other business entity duly incorporated or organized, validly existing and, where relevant, in good standing under the laws of its jurisdiction of incorporation or organization, and has all corporate or other powers and all governmental and third-party licenses, consents, authorizations and approvals (including in the case of the Issuer, the Concessions, subject to the fulfillment of universalization and expansion requirements of the Concession Agreements assumed by the STFC Subsidiaries identified on Schedule 6 hereto) required to carry on its business as now conducted, except to the extent that the failure to have any such powers, licenses, consents, authorizations or approvals, in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect.

         Section 4.02 Corporate and Governmental Authorization; No Contravention. The execution, delivery and performance by each of the Issuer and the Guarantor of each Transaction Document to which it is a party as of the date this representation is made or deemed made (i) are within the corporate powers of the Issuer and the Guarantor and have been duly authorized by all necessary corporate action, (ii) require no action by or in respect of, or filing with, any governmental body, agency or official (including ANATEL) (other than (x) actions or filings which have been taken or made on or prior to the Closing Date and (y) actions to be taken and filings to be made after the Closing Date in respect of (1) the registration with the Central Bank under the applicable ROF of the relevant payment schedule (Esquema de Pagamento) relating to each Note and (2) the obtaining of a special approval from the Central Bank for the Issuer or the Guarantor to make payments on dates earlier than or falling after the 120th day from the scheduled payment dates indicated in the payment schedule referred to in (1) above), and (iii) do not contravene, or constitute a default under, any provision of applicable law or regulation or of the certificate of incorporation, by-laws or equivalent constitutional document of the Issuer, the Guarantor or any Material Subsidiary, the Concession or of any agreement, judgment, injunction, order, decree or other instrument binding upon the Issuer, the Guarantor, or any of the Material Subsidiaries or any of their respective properties or result in the creation or imposition of any Lien on any asset of the Issuer, the Guarantor, or any of the Material Subsidiaries (other than Liens created pursuant to the Collateral Documents), except for such contraventions, defaults or Liens that, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect.

         Section 4.03 Binding Effect. The Transaction Documents (including after giving effect to the transactions contemplated to occur on the Closing Date and each Purchase Date) to which each of the Issuer and the Guarantor is a party as of the date this representation is made or deemed made have been duly authorized, executed and delivered and constitute valid and binding agreements of the Issuer and the Guarantor, respectively, in each case enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and general principles of equity.

         Section 4.04 Financial Information. (a) The audited consolidated balance sheet of the Issuer and the Guarantor and its Consolidated Subsidiaries as of December 31, 2000 and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the Fiscal Year then ended, reported on by PricewaterhouseCoopers Auditores Independentes, copies of which have been delivered to each of the Purchasers, fairly present, in conformity with GAAP, the consolidated financial position of the Guarantor and its Consolidated Subsidiaries as of such date and their consolidated results of operations and cash flows for such Fiscal Year. As of December 31, 2000, the Guarantor and its Subsidiaries had no material liabilities, contingent or otherwise, including liabilities relating to the Concession, liabilities for taxes, long-term leases or forward or long-term commitments, that are not properly reflected on such balance sheet in accordance with GAAP or the footnotes relating thereto.

         (b)      Since December 31, 2000, there has been no Material Adverse
Effect.

         (c) The unaudited balance sheet of the Issuer and the Guarantor and its Consolidated Subsidiaries as of March 31, 2001 (and, if publicly available, as of June 30, 2001) copies of which have been delivered to each Purchaser on or prior to the date hereof, fairly presents, in conformity with GAAP applied on a basis consistent with the financial statements referred to in
Section 4.04(a), the consolidated financial position of the Issuer and the Guarantor and its Consolidated Subsidiaries as of March 31, 2001 (and, if publicly available, as of June 30, 2001).

         (d) As of the Closing Date and the initial Purchase Date, the assets of the Issuer, the Guarantor and the Material Subsidiaries are not subject to any Lien securing Debt in excess of $10,000,000 (whether created individually, or in respect of Liens created in a series of related transactions, in the aggregate), except (i) those set forth in Schedule 3 and
(ii) Permitted Liens of the type set forth in clause (b)(ii) of the definition of "Permitted Liens."

         Section 4.05 Litigation. There is no action, suit or proceeding pending against or, to the knowledge of the Issuer or the Guarantor, threatened against or affecting the Issuer, the Guarantor or any of the Material Subsidiaries before any court or arbitrator or any governmental body, agency or official (a) which, taking into account the probability of an adverse decision and the magnitude of such adverse decision, could reasonably be expected to have a Material Adverse Effect or (b) which in any manner draws into question the validity or enforceability of the Transaction Documents.

         Section 4.06 Compliance with Laws. Each of the Issuer and the Guarantor and the Material Subsidiaries is in compliance with all applicable laws, ordinances, rules, regulations and requirements of any Governmental Authority applicable to it (including the Concessions, the Concession Agreements and laws and regulations governing the Concession, other ANATEL regulations, Environmental Laws, social security laws and retirement and pension fund laws and, to the extent applicable, requirements of the Central Bank and the Comissao de Valores Mobiliarios), except to the extent that non-compliance could not in the aggregate reasonably be expected to have a Material Adverse Effect.

         Section 4.07 Environmental Matters. Any liabilities associated with, and costs of compliance with, Environmental Laws could not reasonably be expected to have a Material Adverse Effect with respect to the Issuer, the Guarantor or the Material Subsidiaries.

         Section 4.08 Taxes. Each of the Issuer and the Guarantor and the Material Subsidiaries has filed all Brazilian income tax returns, and all other material tax returns, which are required to have been filed by them on or prior to each date this representation is made or deemed made and has paid all taxes, assessments and fees due pursuant to such returns or pursuant to any assessment received by it, except to the extent that any such tax, assessment or fee is being contested in good faith by appropriate action or proceedings and for which adequate reserves have been established. The charges, accruals and reserves on the books of each of the Issuer and the Guarantor and the Material Subsidiaries in respect of taxes or other governmental charges are, in the opinion of the Issuer and the Guarantor, adequate.

         Section 4.09 Full Disclosure. All written information furnished on or before the Closing Date by or on behalf of the Issuer and the Guarantor to the Agents or any Purchaser for purposes of or in connection with the Transaction Documents (including in any event the Information Memorandum), taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, it being understood for purposes of this Section 4.09 that projections as to future events are not to be viewed as statements of fact.

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

         Section 4.10 Information Memorandum. The projections set forth in the Information Memorandum were based on assumptions believed by the management of the Issuer and the Guarantor to be reasonable as of the date when prepared and as of the date hereof, and as of each such date represented or represents (as the case may be) the good faith estimate by management of the Issuer and the Guarantor of the future performance of the Issuer and the Guarantor and the Material Subsidiaries taken as a whole, it being understood for the purposes of this Section 4.10 that projections as to future events are not to be viewed as statements of fact and that the actual results during the period or periods covered by the projections set forth in the Information Memorandum may differ materially from the projected results. Without limitation of the foregoing, since the respective dates as of which information is stated in the Information Memorandum, no event has occurred and no condition has come into existence which would have caused the projections therein to represent other than the good faith estimate of management of the Issuer and the Guarantor of the future performance of the Issuer and the Guarantor and the Material Subsidiaries, taken as a whole.

         Section 4.11 Labor Matters. There are no strikes or other material labor disputes, pending or, to the knowledge of the Issuer or the Guarantor, threatened, against the Issuer or the Guarantor or any of the Material Subsidiaries. Hours worked and payments made to the employees of the Issuer and the Guarantor and the Material Subsidiaries have not been in material violation of any applicable law dealing with such matters. All material payments (individually or in the aggregate) due from the Issuer or the Guarantor or any of the Material Subsidiaries, and payable on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on their respective books.

         Section 4.12 Contracts; Intellectual Property. The Issuer and the Guarantor and each of the Material Subsidiaries (i) has all contracts, agreements, rights, privileges and franchises (including the Supply Contracts, interconnection agreements and software licenses) and (ii) owns or possesses or holds under valid licenses all patents, trademarks, service marks, trade names, copyrights, licenses, concessions and other intellectual property rights that are necessary for the operation of their respective properties and businesses, and none of the Issuer, the Guarantor or any of their respective Subsidiaries is in violation of any provision thereof, except to the extent that any failure to comply with clause (i) or (ii) above or any such violations, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect. Each of the Issuer and the Guarantor and the Material Subsidiaries conducts its business without infringement or claim of infringement of any material license, patent, trademark, trade name, service mark, copyright, trade secret or any other intellectual property right of others and there is no infringement or claim of infringement by others of any material license, patent, trademark, trade name, service mark, copyright, trade secret or other intellectual property right of the Issuer, the Guarantor or any of the Material Subsidiaries, except to the extent that any such infringements or claims of infringement, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect.

         Section 4.13 Solvency. As of the Closing Date and each Purchase Date, after giving effect to the transactions contemplated by the Transaction Documents to occur on the Closing Date and each Purchase Date: (i) the aggregate fair market value of the assets of each of the Issuer and the Guarantor will exceed its liabilities (including contingent, subordinated, unmatured and unliquidated liabilities), (ii) each of the Issuer and the Guarantor will have sufficient cash flow to enable it to pay its debts as they mature and (iii) each of the Issuer and the Guarantor will not have unreasonably small capital for the business in which it and its respective Subsidiaries are engaged.

         Section 4.14 No Regulatory Restrictions on Borrowing. Neither the Issuer nor the Guarantor is subject to any law or regulation limiting or restricting its ability to execute, deliver and perform its obligations under the terms of this Agreement and the other Financing Documents, in each case, in accordance with the terms thereof, other than those set forth in Section 4.02 hereof.

         Section 4.15 No Burdensome Restrictions. Taking into account the full benefits reasonably expected to be derived thereby by the Issuer, the Guarantor or the Material Subsidiaries, no contract, lease, agreement or other instrument to which the Issuer or the Guarantor or any of the Material Subsidiaries is a party or by which any of its property is bound or affected, and no charge, corporate restriction, judgment, decree or order and no provision of applicable law or governmental regulation, has had or is reasonably expected to have a Material Adverse Effect.

         Section 4.16 No Immunity. Each of Issuer and the Guarantor is subject to civil and commercial law with respect to its obligations under the Financing Documents, and the performance by the Issuer and the Guarantor thereunder constitute private and commercial acts rather than public or governmental acts. Neither the Issuer nor the Guarantor is entitled to any sovereign or similar immunity from the jurisdiction of any court or from any action, suit or proceeding, or from set-off or service of process in connection therewith, and none of the properties, assets or revenues of Issuer and the Guarantor is immune from attachment (before or after judgment) or execution, except that the Concession and any of the assets of the Issuer or the Guarantor that are essential to the provision of a public service (including the service rendered by the Issuer or the Guarantor pursuant to the Concession) may be immune from attachment (before or after judgment) or execution; provided, however, that certain assets of the Guarantor that are necessary for the rendering of public services under the Concession (bens reversiveis) may not be subject to attachment.

         Section 4.17 Valid Choice of Law and Submission to Jurisdiction. The selection by each of the Issuer and the Guarantor of the laws of the State of New York as the governing law of this Agreement, the Notes and any other Financing Document purported to be governed by the laws of the State of New York constitutes a valid and binding obligation of the Issuer and the Guarantor, respectively, and does not violate the public policy of Brazil. The submission by the Issuer and the Guarantor to the jurisdiction of the courts of the United States and the State of New York pursuant to Section 10.08 and the appointment by each the Issuer and the Guarantor of an agent for service of process pursuant to Section 10.11(a) constitutes a valid and binding obligation of the Issuer and the Guarantor, respectively, and does not violate the public policy of Brazil.

         Section 4.18 Private Offering. None of the Issuer, the Guarantor or any Person acting on its behalf (other than the Agents, the Arrangers or the Purchasers with respect to which the Issuer and the Guarantor make no representation or warranty) has offered the Notes or any similar obligations for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than the Agents, the Arrangers and the Purchasers. None of the Issuer, the Guarantor or any Person acting on its behalf (other than the Agents, the Arrangers or the Purchasers, with respect to which the Issuer and the Guarantor make no representation or warranty) has taken, or will take, any action which would subject the sale of the Notes to Section 5 of the Securities Act.

         Section 4.19 Collateral. The Collateral Documents are effective to create a valid first priority perfected security interest in the Collateral in favor of the Secured Parties subject to the fulfillment of certain conditions contained therein.

         Section 4.20 Ranking. This Agreement, the Notes and the other Financing Documents to which the Issuer or the Guarantor is a party and the obligations evidenced hereby and thereby are and will at all times be direct and unconditional general obligations of the Issuer and the Guarantor, respectively, and rank and will at all times rank in right of payment and otherwise at least pari passu with the most senior (and, in the case of the Guarantor, unsecured) Debt of the Issuer and the Guarantor, if any, whether now existing or hereafter outstanding.

         Section 4.21 Investment Company. Neither the Issuer, the Guarantor nor any Material Subsidiary is an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         Section 4.22 Material Subsidiaries. Schedule 8 sets forth a complete and accurate list of the Material Subsidiaries as of the Closing Date.

                                    ARTICLE 5

                                    COVENANTS

         Each of the Issuer and the Guarantor agrees that, so long as any Note remains outstanding or any amount payable under any Note (or any other amount payable under the Financing Documents) remains unpaid:

         Section 5.01 Information. The Issuer and the Guarantor will furnish to the Administrative Agent for distribution to each Purchaser:

         (a) as soon as available and in any event within 120 days after the end of each Fiscal Year, an audited consolidated and consolidating (to the extent applicable) balance sheet of the Issuer and the Guarantor as of the end of such Fiscal Year and the related consolidated and consolidating statements of income and cash flows for such Fiscal Year (in each case in compliance with GAAP), setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on without material qualification by PricewaterhouseCoopers Auditores Independentes or other independent public accountants of internationally recognized standing;

         (b) as soon as available and in any event within 60 days after the end of each Fiscal Quarter of each Fiscal Year, a consolidated and consolidating (to the extent applicable) balance sheet of the Issuer and the Guarantor as of the end of such Fiscal Quarter and the related consolidated and consolidating statements of income and cash flows for such Fiscal Quarter and for the portion of the Fiscal Year ended at the end of such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding Fiscal Quarter and the corresponding portion of the previous Fiscal Year, all certified (subject to the absence of footnotes and normal year-end adjustments) as to fairness of presentation and consistency with GAAP by the Guarantor's chief financial officer or chief accounting officer;

         (c) simultaneously with the delivery of each set of financial statements referred to in clauses (a) and (b) above, a Responsible Officers' Certificate (i) setting forth in reasonable detail the calculations required to establish whether the Issuer and the Guarantor were in compliance with the requirements of Sections 5.11 and 5.12 on the date of such financial statements,
(ii) with respect to clause (a) above only, identifying the Material Subsidiaries as of such date (and specifying the percentage of Total Consolidated Assets and Consolidated Revenues represented by such Material Subsidiaries (calculated in accordance with the definition of "Material Subsidiary")), and (iii) stating whether any Default exists on the date of such certificate and, if any Default then exists, setting forth the details thereof and the action which the Issuer and the Guarantor are taking or propose to take with respect thereto;

         (d) simultaneously with the delivery of each set of financial statements referred to in clause (a) above, a statement of the firm of independent public accountants which reported on such statements (i) stating whether anything has come to their attention to cause them to believe that any Default existed on the date of such statements and (ii) confirming the calculations set forth in the Responsible Officers' Certificate delivered simultaneously therewith pursuant to clause (c) above;

         (e) within five Business Days after any Responsible Officer obtains knowledge of any Default, a Responsible Officers' Certificate setting forth the details thereof and the action which the Issuer and the Guarantor have taken, are taking or propose to take with respect thereto;

         (f) as soon as reasonably practicable after any Responsible Officer obtains knowledge thereof, notice of any event or condition which has had or could reasonably be expected to have a Material Adverse Effect and the nature of such Material Adverse Effect;

         (g) as soon as reasonably practicable after any Responsible Officer obtains knowledge of (i) the commencement of, or of a written threat by a Governmental Authority of the commencement of, an action, suit or proceeding against the Issuer, the Guarantor or any of the Material Subsidiaries before any court or arbitrator or any governmental body, agency or official which, if adversely determined, could reasonably be expected to have a Material Adverse Effect or which questions the validity or enforceability of any Transaction Document or (ii) the commencement of, or of a written threat by a Governmental Authority of the commencement of, any action that could reasonably be expected to lead to an Expropriation Event, a Responsible Officers' Certificate setting forth the nature of such pending or threatened action, suit or proceeding and such additional information with respect thereto as may be reasonably requested by any Purchaser;

         (h) promptly after (i) the filing thereof, copies of all registration statements and other substantive reports filed by the Issuer, the Guarantor or any Material Subsidiary with any securities exchange or securities regulatory body; provided that, notwithstanding Section 10.14,

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

any financial information so filed in Portuguese may, if the substance of such information has theretofore been furnished in English to the Purchasers pursuant to this Section 5.01, be furnished in Portuguese, along with an English summary of such information and (ii) the provision thereof to any shareholder thereof, all public information regarding the Issuer, the Guarantor and any Material Subsidiaries;

         (i) promptly after receipt or delivery thereof, copies of any material communications with ANATEL or any other regulatory body with respect to the Concessions to the extent the subject of such communications could reasonably be expected to lead to a Material Adverse Effect; and

         (j) from time to time such additional information regarding the financial position or business of the Issuer, the Guarantor and the Material Subsidiaries as the Administrative Agent, at the request of any Purchaser, may reasonably request.

         Section 5.02 Payment of Obligations. Each of the Issuer and the Guarantor will pay and discharge, and will cause each of the Material Subsidiaries to pay and discharge, at or before maturity, all their respective material obligations and liabilities (including pension liabilities, tax liabilities and claims of materialmen, warehousemen and the like which if unpaid might by law give rise to a Lien), except where the same are contested in good faith by appropriate action or proceedings, and will maintain, and will cause each Material Subsidiary to maintain, in accordance with GAAP appropriate reserves for the accrual thereof.

         Section 5.03 Maintenance of Property; Insurance. (a) The Issuer and the Guarantor will keep, and will cause each of the Materials Subsidiaries to keep, all of its property that is useful and necessary in its business in good working order and condition, ordinary wear and tear excepted.

         (b) The Issuer and the Guarantor will maintain, and will cause each of the Material Subsidiaries to maintain (in the name of the Issuer, the Guarantor or such Subsidiary), with internationally recognized, financially sound and responsible insurance companies, insurance on their respective properties and assets in at least such amounts, against at least such risks and with such risk retention as are generally maintained, insured against or retained, as the case may be, by other companies of established repute engaged in the same or a similar business (but including in any event public liability insurance) and will furnish to the Purchasers, upon request from the Administrative Agent, information presented in reasonable detail as to the insurance so carried.

         (c) The Issuer and the Guarantor shall maintain, and cause each of the Material Subsidiaries to maintain (in the name of the Issuer or such Subsidiary), in full force and effect all Brazilian regulatory approvals required for all insurance coverage required by Section 5.03(b) and ensure at all times that the Brazilian Collateral Agent is named as the loss payee on all such insurance policies related to the Equipment, other than liability policies related to the Equipment payable directly to third party payees, maintained pursuant to Section 5.03(b).

         Section 5.04 Conduct of Business and Maintenance of Existence. The Issuer and the Guarantor will continue, and will cause each of the Material Subsidiaries to continue, to engage in wireless and fixed-line telecommunications services and other businesses reasonably incidental thereto and will preserve, renew and keep in full force and effect and will cause each such Material Subsidiary to preserve, renew and keep in full force and effect its respective corporate existence and its respective rights, concessions, privileges and franchises and all other governmental and third party approvals and licenses necessary or desirable in the normal conduct of business (including the Concessions), except to the extent permitted by Section 5.07 or that failure to so preserve, renew and keep in full force and effect such rights (other than with respect to the Concessions, as to which such obligations to so preserve, renew and keep in full force and effect shall be absolute) could not singly or in the aggregate reasonably be expected to have a Material Adverse Effect;

         Section 5.05 Compliance with Laws. The Issuer and the Guarantor will comply, and will cause each of its Subsidiaries to comply, in all material respects with all applicable laws, ordinances, rules, regulations and requirements of Governmental Authorities (including the Concessions, the Concession Agreements and laws governing the Concessions and Environmental Laws and the rules and regulations thereunder), except (i) where the necessity of compliance therewith is being contested in good faith by appropriate action or proceedings or (ii) to the extent that failure to so comply could not in the aggregate reasonably be expected to have a Material Adverse Effect.

         Section 5.06 Inspection of Property, Books and Records. Each of the Issuer and the Guarantor will keep, and will cause each of the Material Subsidiaries to keep, proper books of record and account in which full and correct entries shall be made of all dealings and transactions in relation to their respective business and activities; and, during the continuation of an Event of Default, will permit, and will cause each of its Subsidiaries to permit, representatives of any Agent, Purchaser or provider of any Required Political Risk Policy to visit and inspect, upon reasonable notice and during normal business hours (in any case subject to the provisions of Section 10.15, as though information received or obtained during such visit were "delivered" to such Person as provided in such Section), any of their respective properties, to examine and make abstracts from any of their respective books and records and to discuss their respective affairs, finances and accounts with their respective officers, employees and independent public accountants, all at such reasonable times and as often as may reasonably be requested.

         Section 5.07 Mergers and Sales of Assets. (a) Each of the Issuer and the Guarantor will not, and will not permit any Material Subsidiary to, consolidate or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any other Person, provided that the Issuer, the Guarantor or any Material Subsidiary may merge or consolidate with another Person or so convey, transfer or lease its assets to another Person if, prior to or simultaneously with such merger, consolidation, conveyance, transfer or lease, (i) the Required Interest Holders shall have consented to such transaction in writing or (ii) (A) the Guarantor shall have provided to the Administrative Agent the documentation evidencing such transaction and a Responsible Officers' Certificate certifying that immediately before and after giving effect to such transaction, the Consolidated Debt to EBITDA Ratio of the Guarantor and its Consolidated Subsidiaries does not exceed 3.5 to 1, (B) immediately before and after giving effect to such transaction, no Default shall exist and be continuing and (C) in the case of any such transaction involving the Issuer or the Guarantor, the Person surviving such merger or consolidation or the Person to which such assets have been so conveyed, transferred or leased (which in each case shall be engaged principally in the telecommunications business in Brazil) shall explicitly assume in writing all of the obligations of the Issuer or the Guarantor, respectively, under the Transaction Documents and shall provide to the Administrative Agent an opinion or opinions of Brazilian, New York and other relevant independent counsel that such assumption is a legal, valid and binding obligation of such Person. Nothing shall be construed so as to prohibit the merger of any Subsidiary specified in Schedule 6 into and with Telecomunicacoes do Rio de Janeiro S.A.

         (b) Each of the Issuer and the Guarantor will not, and will not permit any Material Subsidiary to, make any Asset Sale, unless (i) the consideration therefor is not less than the fair market value of the related asset, (ii) until at least 75% of the purchase price therefor has been paid in cash or cash equivalents, the obligation to pay such purchase price shall be secured by a first lien on the assets sold, (iii) if such asset constituted Collateral hereunder, such Lien on such asset and the proceeds resulting from the enforcement by the Issuer of such Lien shall be assigned to the Brazilian Collateral Agent and shall constitute Collateral hereunder, (iv) the Net Cash Proceeds thereof (whether received at the closing of such Asset Sale or pursuant to cash payments made at a subsequent date) are applied in accordance with
Section 2.04, (v) prior to or simultaneously with the consummation of such Asset Sale, the Guarantor shall have provided to the Administrative Agent the documentation evidencing such Asset Sale and a Responsible Officers' Certificate certifying compliance (as of the date of, and taking into account the effects of, such Asset Sale) with Sections 5.11 and 5.12 and (vi) immediately before and after giving effect to such transaction, no Default shall exist and be continuing.

         Section 5.08 Use of Proceeds. (a) The proceeds of the Notes will be used by the Issuer in the manner set forth in Section 2.01(b). None of such proceeds will be used, directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of buying or carrying any "margin stock" within the meaning of Regulations T, U or X, or otherwise in violation of Regulations T, U or X.

         (b) It is the policy of the Board of Governors of the Federal Reserve System of the United States that extensions of credit by international banking facilities may be used only to finance operations of the Issuer or Issuer's affiliates outside of the United States. By executing this Agreement, the Issuer acknowledges such policy and hereby agrees that Purchases hereunder may be used only to finance its operations in Brazil, in accordance with the terms of this Agreement.

         Section 5.09 Negative Pledge. The Issuer and the Guarantor will not, and will not permit any Material Subsidiary to, directly or indirectly, create, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by it, except for the following (collectively, "PERMITTED LIENS"):

         (a) Liens on assets of the Guarantor, the Issuer or the Material Subsidiaries existing on the Closing Date;

         (b)      (i) Liens on assets of the Issuer created pursuant to Section
5.18 and (ii) Liens on assets of the Issuer created by the Collateral Documents;

         (c) any Lien existing on any asset of any Person at the time such Person becomes a Subsidiary or is merged or consolidated with or into the Issuer, the Guarantor or a Material Subsidiary and not created in contemplation of such event;

         (d) any Lien on any asset of the Guarantor or a Material Subsidiary consisting of an operating lease entered into in the ordinary course of business so long as such assets are on-leased in the ordinary course of business to a customer of the Guarantor or such Material Subsidiary;

         (e) any Lien on any asset of the Material Subsidiaries securing Debt currently or hereafter owed to BNDES and permitted under Section 5.10(b), including any such Debt that may be included in clause (a) above (but not including additional Debt incurred pursuant to the last paragraph of Section 5.10);

         (f) any Lien on any asset of the Issuer (other than the Collateral) securing Debt owed to BNDES, provided that the Issuer applies the proceeds of such Debt to a Prepayment in accordance with Section 2.04;

         (g) Liens on any asset of the Guarantor, the Issuer or any Material Subsidiary created solely for the purpose of securing the payment of all or part of the purchase price of such asset acquired or constructed in the ordinary course of business, provided, however, that (i) the aggregate principal amount of Debt secured by such Liens shall not exceed the lesser of the cost and fair market value of the property or assets so acquired or constructed, (ii) the Debt secured by such Liens shall have otherwise been permitted to be issued under Section 5.10 with respect to the Issuer or the Material Subsidiaries or Sections 5.11 or 5.12 with respect to the Guarantor, and (iii) such Liens shall not encumber any other property or assets of the Issuer, the Guarantor or any Material Subsidiary and shall attach to such property or assets within 90 days of the construction or acquisition of such assets or property;

         (h) Liens on any asset of the Issuer securing Debt permitted to be incurred in connection with a refinancing under Section 5.10(c) or a Vendor Financing under Section 5.10(f);

         (i) any Lien otherwise permitted hereunder arising out of the refinancing, extension, renewal or refunding of any Debt secured by any Lien permitted by any of the foregoing clauses of this Section, provided that the principal amount of such Debt is not increased and such Debt is not secured by any assets of a different type or having a substantially higher fair market value;

         (j) Liens for taxes not yet delinquent or due or which are being contested in good faith by appropriate action or proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Issuer, the Guarantor or their respective Subsidiaries, as the case may be;

         (k) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other statutory Liens (other than Liens arising or incurred with respect to litigation and judgments) arising in the ordinary course of business which do not secure Debt;

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

         (l) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially interfere with the ordinary conduct of the business of the Issuer, the Guarantor and their respective Subsidiaries, taken as a whole;

         (m) Liens incurred in the ordinary course of business in connection with workers compensation claims, unemployment insurance and social security benefits and Liens securing the performance of bids, tenders, leases and contracts in the ordinary course of business, statutory obligations, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations in respect of the payment for borrowed money);

         (n) Liens arising out of judgments against the Issuer, the Guarantor or any Material Subsidiary to the extent such judgments do not result in an Event of Default under Section 6.01(h); and

         (o) Liens on any assets of the Guarantor or any Material Subsidiary not otherwise permitted by the foregoing clauses of this Section 5.09 securing Debt or other obligations with an aggregate principal or face amount at any time outstanding not in excess of 4.0% of the Total Consolidated Assets of the Guarantor, including refinancings thereof subject to the same limitation.

         Notwithstanding the foregoing provisions of this Section 5.09, the Issuer and the Guarantor shall not permit, create, assume or suffer to exist any Lien on (x) the capital stock of the Issuer or the Concessions or (y) the capital stock of any Material Subsidiary or of any Subsidiary of the Guarantor that is a direct or indirect parent of such Material Subsidiary.

         Section 5.10 Limitation on Debt. The Issuer will not, and the Guarantor will not permit any of the Material Subsidiaries to, incur or at any time be liable with respect to any Debt except any of the following (as determined on a consolidated basis):

         (a)      Debt under this Agreement;

         (b) Debt owed to BNDES by the Material Subsidiaries, in an aggregate principal amount not to exceed R$5,000,000,000 at any one time outstanding and on terms not materially different than those relating to Debt owed by the Material Subsidiaries to BNDES as of the Closing Date;

         (c) Debt incurred by the Issuer the net proceeds of which are used solely to refinance all or any portion of the Tranche D Notes purchased pursuant to a Tranche D Commitment and to pay related fees and expenses with respect thereto; provided that (i) the aggregate principal amount of such Debt shall not exceed (and shall be used solely to pay) (x) the aggregate principal amount outstanding of the Tranche D Notes so refinanced, as the case may be, together with accrued and unpaid interest thereon and all other amounts owing with respect thereto plus (y) reasonable costs and expenses incurred by the Issuer in connection with the issuance of such Debt, (ii) the proceeds (net of any amounts described in clause (i)(y) above in respect of such Debt) of such Debt are applied to prepay the applicable Tranche D Notes so refinanced in the manner specified in Section 2.04(a), (iii) if such Debt is Secured Debt, the purchasers or lenders of such Secured Debt shall have entered into collateral and collateral sharing arrangements and one or more intercreditor agreements reasonably consented to by the Required Interest Holders (provided that so long as any such agreement contains customary terms and conditions, such consent of the Required Interest Holders shall not be unreasonably withheld), (iv) the average weighted maturity of such Debt shall be at least six years from the Closing Date, (v) the "all-in" cost to the Issuer of such Debt shall not exceed that of the Tranche D Notes so refinanced, (vi) not more than $242,500,000 of the aggregate principal amount of all Tranche D Notes so refinanced may have scheduled payments on or prior to the Principal Payment Date occurring in August 2006 (with each Tranche D Lender having the right to so refinance a ratable amount of the aggregate of its undrawn Tranche D Commitment or its Purchases in respect of Tranche D Notes as follows: $142,155,173 for the Nokia Lenders, $53,517,241 for the Siemens Lenders and $46,827,586 for the Alcatel Lenders) and (vii) simultaneously with the incurrence of such Debt, both (A) the Issuer shall have provided to the Administrative Agent the documentation evidencing such Debt and a Responsible Officers' Certificate certifying compliance and projected compliance (on a pro forma basis) with Sections 5.11 and 5.12 and (B) immediately before and after giving effect to the incurrence of such Debt, no Default shall exist and be continuing;

         (d) intercompany Debt (i) of the Issuer owed to the Guarantor or to a Majority-Owned Subsidiary thereof, (ii) of a Wholly-Owned Subsidiary of the Issuer owed to the Issuer or another Wholly-Owned Subsidiary of the Issuer or
(iii) of a Material Subsidiary owed to the Guarantor or a Majority-Owned Subsidiary thereof, provided that any such Debt owed by the Issuer (except Debt owed to the Guarantor) or the Guarantor shall be subordinated in right of payment to prior satisfaction in full of the obligations of the Issuer and the Guarantor to the Purchasers hereunder on substantially the terms set forth in
Schedule 7 hereto and the Issuer and the Guarantor shall enforce such subordination terms;

         (e) Debt of the Material Subsidiaries not otherwise permitted by this Section 5.10 in an aggregate principal amount at any time outstanding not to exceed $200,000,000; provided that no such Debt may be owed to BNDES;

         (f) Debt incurred by the Issuer pursuant to a Vendor Financing, provided that such Vendor Financing must comply with the provisions of Sections 5.18(d) and 5.19(d);

         (g) Debt of the Issuer up to an aggregate principal amount of $10,000,000 at any time outstanding incurred for the purpose of financing the payment of all or part of the purchase price of property or assets acquired or constructed; provided that the aggregate principal amount of such Debt shall not exceed the lesser of the cost and fair market value of the property or assets so assigned or constructed;

         (h) Debt owed to BNDES by the Issuer, provided that the Issuer applies the proceeds of such Debt to a Prepayment in accordance with Section 2.04;

         (i) any Guaranties of the obligations of the Issuer under this Agreement provided by the Material Subsidiaries of the Guarantor under the last paragraph of this Section 5.10; or

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

         (j) Debt of the Issuer or a Material Subsidiary which is issued to refund or refinance any Debt outstanding or permitted to be incurred under this
Section 5.10 (other than Debt described in Section 5.10(c)), provided that the principal amount of the Debt so issued shall not exceed the principal amount of the Debt so refinanced and the Debt so issued shall have an average weighted maturity equal to or greater than the average weighted maturity of the Debt so refinanced.

         Notwithstanding the foregoing provisions of this Section 5.10, but subject to all other terms and conditions of this Agreement, the Material Subsidiaries may incur aggregate Debt in excess of the amounts otherwise permitted to be incurred by the Material Subsidiaries hereunder, provided that all Material Subsidiaries from time to time shall have first delivered to the Administrative Agent and thereafter shall maintain in effect an executed joint and several Guaranty of the obligations of the Issuer under the Financing Documents containing provisions substantially similar to those of Article 9 hereof, each such delivery to be accompanied by: (i) the relevant prior authorization in respect of such Guaranty from the Central Bank, (ii) customary opinions of independent U.S. and Brazilian counsel regarding the enforceability of such Guaranty and (iii) such other documents or instruments as the Administrative Agent may reasonably request establishing the validity and enforceability of the Guaranty; provided, further, that upon each designation of Material Subsidiaries in accordance with the definition thereof, any Subsidiary added to such designation promptly shall execute and deliver the foregoing Guaranty, and upon such delivery, any Subsidiary that has been removed from such designation shall be released from its obligation under its Guaranty previously delivered under this paragraph.

         Section 5.11 Consolidated Debt to Annualized EBITDA; Subordination of Debt Owed to Subsidiaries. (a) As of the last day of any Fiscal Quarter, the Consolidated Debt to EBITDA Ratio of the Guarantor and its Consolidated Subsidiaries will not be greater than the 4.0 to 1.

         (b) The Guarantor shall not be permitted to incur Debt owing to any Subsidiary unless such Debt shall be subordinated in right of payment to the obligations of the Guarantor to the Purchasers hereunder on substantially the terms set forth in Schedule 7 hereto.

         Section 5.12 Consolidated EBITDA to Consolidated Interest Expense. As of the last day of any Fiscal Quarter, the Consolidated EBITDA to Consolidated Interest Expense Ratio of the Guarantor and its Consolidated Subsidiaries will not be less than 1.75 to 1.

         Section 5.13 Restricted Payments. None of the Issuer, the Guarantor or any Material Subsidiary will declare or make any Restricted Payment unless (i) simultaneously with the consummation of such Restricted Payment, the Guarantor shall have provided to the Administrative Agent the documentation evidencing such Restricted Payment and a Responsible Officer's Certificate certifying compliance (as of the date of such Restricted Payment) with Sections
5.11 and 5.12 (taking into account the amount of Debt existing on the date of such Restricted Payment) and (ii) immediately before and after giving effect to such Restricted Payment, no Default shall exist and be continuing. Notwithstanding the foregoing, no Restricted Payments on Debt subordinated to the loans hereunder shall be made in contravention of the relevant subordination terms set forth in Schedule 7 hereof.

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

         Section 5.14 Investments. The Issuer and the Guarantor will not, and will not permit any of the Material Subsidiaries to, make or acquire on or after the Effective Date any Investment in any Person other than (and provided that immediately before such Investment is made and immediately after giving effect thereto, no Default shall exist and be continuing):

         (a)      Investments comprising intercompany Debt permitted pursuant to
Section 5.10(d);

         (b)      Temporary Cash Investments;

         (c) Trade or Commercial Finance Notes made payable to the Issuer, the Guarantor or such Material Subsidiary;

         (d) Debt obligations constituting all or part of the consideration received for assets sold in accordance with Section 5.07(b);

         (e)      Investments in Wholly-Owned Subsidiaries; and

         (f) other Investments to the extent that immediately before and after giving effect to such Investment, (i) the Consolidated Debt to EBITDA Ratio of the Guarantor and its Consolidated Subsidiaries does not exceed 3.5 to 1, and the Guarantor shall have provided to the Administrative Agent a Responsible Officer's Certificate certifying as to such Ratio and (ii) no Default shall exist and be continuing.

         Section 5.15      Transactions with Affiliates. Except as set forth on
Schedule 2 hereof, each of the Issuer and the Guarantor will not, and will not permit any Material Subsidiary to, directly or indirectly, (i) pay any funds to or for the account of any Affiliate, (ii) make any Investment in any Affiliate (whether by acquisition of stock or indebtedness, by loan, advance, transfer of property, guarantee or other agreement to pay, purchase or service, directly or indirectly, any Debt, or otherwise), (iii) lease, sell, transfer or otherwise dispose of any assets, tangible or intangible, to or from any Affiliate, or (iv) participate in, or effect, any transaction with any Affiliate, except in the case of clauses (i) through (iv) above on an arms-length basis on terms at least as favorable to the Issuer, Guarantor or such Material Subsidiary as could have been obtained from a third party that was not an Affiliate; provided further, that the foregoing provisions of this Section shall not prohibit any such Person from declaring or paying any lawful dividend or other payment ratably in respect of all its capital stock of the relevant class so long as, after giving effect thereto, no Default shall have occurred and be continuing. The Issuer and the Guarantor shall furnish to the Administrative Agent a Responsible Officers' Certificate with respect to any transaction described in items (ii) or (iii) above with a fair market value in excess of $30,000,000, no later than three Business Days prior to effecting the transaction, certifying that such transaction was conducted on an arm's-length basis on terms that could have been obtained from a third party and describing in reasonable detail such transaction.

         Section 5.16 No Modification of Certain Documents. Without the prior written consent of the Required Interest Holders, each of the Issuer and the Guarantor will not, and will not permit any Material Subsidiary to, amend, consent to or solicit any amendment or supplement to, or any waiver or other modification of (i) its Estatuto Social, Contrato Social or other constitutive documents, (ii) any Transaction Document or any of the ancillary agreements referred to therein or (iii) any governmental license, authorization, consent or approval necessary or desirable for the operation of its business if any such amendment, supplement, waiver, or modification could have a Material Adverse Effect or otherwise materially and adversely affect the rights or remedies of the Purchasers under this Agreement, the Notes or the other Financing Documents or their ability to enforce the same.

         Section 5.17 Limitation on Restrictions Affecting Subsidiaries. The Issuer and the Guarantor will not, and will not permit any Subsidiary of the Issuer or the Guarantor, respectively, to enter into, or suffer to exist, any agreement with any Person, other than this Agreement, which prohibits or limits in any material respect the ability of any such Subsidiary to pay dividends or make other distributions or pay any Debt owed to either the Issuer or the Guarantor or any Subsidiary thereof or make loans or advances to either the Issuer or the Guarantor or any Subsidiary thereof.

         Section 5.18      Security Interest in Collateral; Other Vendor
Financings.

         (a) In order to further secure the full and punctual payment of the obligations of the Issuer and the Guarantor under the Notes and the Guaranty, respectively, the Issuer will pledge and grant to the Secured Parties a continuing first priority security interest in and to the Collateral. In furtherance of the foregoing, the Issuer agrees to execute a Mortgage Deed in respect of any real property acquired by the Issuer, as soon as practicable after the acquisition thereof but in no event later than 60 days after the acquisition thereof.

         (b) The Issuer and the Guarantor will, at their sole cost and expense, do, execute, acknowledge and deliver all acts, deeds, conveyances and other instruments as any Agent shall from time to time reasonably request with respect to the granting and continuation of a security interest in and to the Collateral.

         (c) Without limitation of Permitted Liens under Section 5.09 that do not secure Debt, and except for the Liens described in clause (d) below, the Issuer and the Guarantor will not, and will not permit any of their respective Subsidiaries to, create, assume or suffer to exist any Lien on the Collateral at any time, except for any Lien continued or created pursuant to the Collateral Documents.

         (d) In order to further secure the full and punctual payment of the obligations under the Notes, the Issuer agrees that it will not become a party to any secured Vendor Financing the terms of which do not grant to the Secured Parties a pro rata Lien on any property or assets securing such Vendor Financing, such pro rata Lien to be evidenced by an intercreditor agreement executed by the Required Interest Holders, provided, however, that, if required pursuant to the terms of such Vendor Financing, the Issuer may grant to the creditors of such Vendor Financing a pro rata Lien on the Collateral, such pro rata Lien to be evidenced by an intercreditor agreement approved by the Required Interest Holders.

         Section 5.19 Further Assurances. (a) The Issuer and the Guarantor will, at their sole cost and expense, do, execute, acknowledge and deliver all such further acts, deeds, conveyances, mortgages, assignments, notices of assignment and transfers as the Administrative Agent, the U.S. Collateral Agent or the Brazilian Collateral Agent shall from time to time reasonably request, which may be necessary in the reasonable judgment of such Agent from time to time to implement and give full effect to the Financing Documents and to assure, perfect, convey, assign and transfer to the Secured Parties the property and rights conveyed or assigned pursuant to the Collateral Documents.

         (b) All reasonable costs and expenses in connection with the grant or continuation of any security interests under the Collateral Documents, including reasonable legal fees and other reasonable costs and expenses in connection with the grant, registration, perfection, maintenance or continuation of any security interests under the Collateral Documents or the preparation, execution, delivery, recordation or filing of documents and any other acts of any of the Administrative Agent or the Brazilian Collateral Agent may reasonably request in connection with the grant, registration, perfection, maintenance or continuation of such security interests, shall be paid by the Issuer and the Guarantor promptly upon demand.

         (c) Each of the Issuer and the Guarantor will not, and will not permit any Material Subsidiary to, enter into or become subject to any agreement which would impair their ability to comply, or which would purport to prohibit them from complying, with the provisions of this Section or Section 5.18.

         (d) The Issuer will not, and will not permit its respective Subsidiaries to, become a party to any Vendor Financing or other financing of equipment or services the terms of which (i) permit or require the Issuer or such Subsidiary to make prepayments thereunder (other than prepayments consisting of the proceeds of a subsequent Vendor Financing incurred solely for the purpose of prepaying such earlier Vendor Financing) in a manner other than pro rata (based on principal amount committed) with other existing Vendor Financings (including the Facility) or (ii) are materially more favorable to the creditors thereunder (in terms of pricing, tenors, fees, structure, collateral or guarantees) than those offered to the Purchasers under the Facility.

         (e) The Issuer and the Guarantor will, and will cause each of their respective Subsidiaries to, take all actions necessary so that the Debt incurred under the Facility shall, at any time such Debt is outstanding, rank pari passu in right of payment with all other existing and future secured and unsubordinated Debt of the Issuer and, with respect to the Parent Guaranty, all other existing and future unsecured and unsubordinated Debt of the Guarantor.

         Section 5.20 Expropriation Proceeds. Each of the Issuer and the Guarantor shall cause (and shall cause each of its Affiliates to cause) all Net Cash Proceeds of any Expropriation Event to be delivered to the Brazilian Collateral Agent as representative of the Secured Parties (or, if received outside Brazil, to the U.S. Collateral Agent). If any of the Issuer and the Guarantor or any Affiliate thereof receives any such proceeds, it shall hold such amounts in trust for and on behalf of the Secured Parties, segregated from its other funds, and shall immediately deliver such amounts in the exact form received (duly endorsed, if appropriate, in a manner satisfactory to the Brazilian Collateral Agent (or, if received outside Brazil, to the U.S. Collateral Agent)) to the Brazilian Collateral Agent (or, if received outside Brazil, to the U.S. Collateral Agent) for application in accordance with the Financing Documents. The Issuer and the Guarantor shall not, and shall not permit any of their respective Affiliates to, agree to any settlement or compensation with respect to any Expropriation Event involving proceeds equal to or exceeding $10,000,000 without the prior written consent of the Administrative Agent. Any insurance

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

proceeds received by any Agent in respect of any such Expropriation Event under the Required Political Risk Policy will be distributed to the Purchasers entitled thereto under the Financing Documents and the Net Cash Proceeds of such Expropriation Event payable to such Purchasers shall be reduced commensurately.

         Section 5.21 Derivatives Obligations. The Issuer and the Guarantor will not, and will not permit any of their respective Subsidiaries to, incur or at any time be liable with respect to any Derivatives Obligations other than Derivatives Obligations entered into for bona fide hedging purposes (and not for speculative purposes) to protect the Issuer, the Guarantor and their respective Subsidiaries against interest rate or foreign currency risk.

         Section 5.22 Registrations. The Issuer shall maintain in full force and effect all Central Bank and other regulatory approvals and authorizations in respect of the Notes and the other Financing Documents and shall seek and obtain all further approvals and authorizations that are necessary to maintain the effect of such approvals and authorizations on terms and conditions no less favorable to the Purchasers than those in effect on the Closing Date.

         Section 5.23 Portuguese Translation. The Issuer and the Guarantor will cause an accurate and complete translation of this Agreement in Portuguese to be registered in the Brazilian Public Registry of Deeds and Records with jurisdiction over the Issuer and the Guarantor (or any successor registry thereto), at their own expense, and shall provide a copy of such translation and evidence of such registration to the Administrative Agent not later than 60 days after the Closing Date.

         Section 5.24 Additional Purchases. With respect to each Note issued hereunder, the Issuer and the Guarantor shall register the financial terms and conditions of such Note with the Central Bank under the applicable ROF permitting the Issuer to issue such Note under the terms hereof, and shall furnish evidence of such registration to the Administrative Agent. Promptly upon the first Purchase and any additional Purchase, the Issuer shall, to the extent necessary, (i) register with the Central Bank the relevant payment schedule relating to such Purchase under the applicable ROF permitting remittance of Dollars from Brazil for payment on each due date of principal, interest, fees, commissions, expenses and other amounts payable by the Issuer or the Guarantor under the Financing Documents in respect of such Purchase, (ii) take any other action necessary to ensure that any payments due in respect of such Purchase can be remitted from Brazil in Dollars, and (iii) provide a copy of such applications, proof of filing or other evidence or action taken to the Administrative Agent, not later than 30 days after the relevant Purchase Date. Promptly upon receipt, the Issuer will furnish a copy of all such certificates and evidences to the Administrative Agent.

         Section 5.25 Political Risk Insurance. The Issuer shall observe and comply with all the terms and provisions of each Required Political Risk Policy to be observed or performed by it.

         Section 5.26 Supply Contracts. The Issuer shall, in each Notice of Purchase or Notice of Disbursement, request Purchases or disbursements, respectively, for all Contract Amounts due as of the dates of such Notices in accordance with the respective Supply Contracts.

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

         Section 5.27 Cross-Default Provisions in Comparable Financings. The Guarantor and the Issuer agree that, in the event that either of them or any of the Material Subsidiaries enters into a future financing arrangement with one or more banking institutions and such financing arrangement (1) provides for an event of default upon a cross-default under other Material Financial Obligations of the ISSUER, the Guarantor AND THE MATERIAL SUBSIDIARIES, and (2) such financing arrangement also contains a tenor in excess of two (2) years, then the Guarantor and the Issuer will amend Section 6.01(e) hereof to provide that an Event of Default shall occur upon a default under any Material Financial Obligation.

                                   ARTICLE 6

                                    DEFAULTS

         Section 6.01 Events of Default. If one or more of the following events ("EVENTS OF DEFAULT") shall occur:

         (a) the Issuer, the Guarantor or any Material Subsidiary shall fail to pay (i) any principal payable by it under the Financing Documents when due, (ii) any interest or fees payable by it under the Financing Documents within 3 (three) Business Days after the date when due, (iii) any amount payable under Article 9 when due (giving effect to any grace period applicable under this Section 6.01(a) to the Issuer's underlying payment obligation) or (iv) any other amount payable by it under the Financing Documents within ten (10) Business Days after the date when due;

         (b) the Issuer, the Guarantor or any Material Subsidiary shall fail to observe or perform any covenant or agreement contained in Sections 5.01(e) or (f), 5.04, 5.07, 5.08, 5.09, 5.10, 5.11, 5.12, 5.13, 5.14, 5.15,
5.16, 5.19, 5.20, and 5.25;

         (c) the Issuer, the Guarantor or any Material Subsidiary shall fail to observe or perform any covenant or agreement contained in any Transaction Document (except as set forth in clauses (a) and (b) above) and such failure (if capable of remedy) remains unremedied for a period of 30 (thirty) days after the earlier of (i) the date the Issuer, the Guarantor or such Material Subsidiary obtains knowledge of the breach thereof or (ii) the date the Issuer, the Guarantor or such Material Subsidiary receives written notice thereof from any Agent or Purchaser;

         (d) any representation, warranty, certification or statement made by the Issuer or the Guarantor in any Financing Document or in any certificate, financial statement or other document delivered pursuant to any Financing Document (including any Notice of Purchase or Notice of Disbursement) shall prove to have been incorrect in any material respect when made (or deemed made) and such condition (if capable of remedy) remains unremedied for a period of 30 (thirty) days after the earlier of (i) the date the Issuer or the Guarantor obtains knowledge thereof or (ii) the date the Issuer or the Guarantor receives written notice thereof from any Agent or Purchaser;

         (e) any event or condition shall occur which results in the acceleration of the maturity of any Material Financial Obligation;

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

         (f) the Issuer, the Guarantor or any of the Material Subsidiaries shall commence a voluntary case or other proceeding seeking liquidation, reorganization, "concordata" or other relief with respect to itself or its debts under any domestic or foreign bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any corporate action to authorize any of the foregoing;

         (g) an involuntary case or other proceeding shall be commenced against the Issuer, the Guarantor or any of the Material Subsidiaries seeking liquidation, reorganization or other relief with respect to it or its debts under any domestic or foreign bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against the Issuer, the Guarantor or any of the Material Subsidiaries under any domestic or foreign bankruptcy laws as now or hereafter in effect;

         (h) judgments or orders for the payment of money exceeding $30,000,000 in aggregate amount shall be rendered against the Issuer, the Guarantor or any of the Material Subsidiaries and the same shall remain undischarged and unstayed, unless fully and adequately bonded or insured, at any time following the 30th day after entry thereof;

         (i)      a Change of Control shall occur;

         (j) any event or condition shall occur after the date hereof which results in (i) a moratorium on, or rescheduling of, the payment of Debt of the Issuer or the Guarantor or (ii) the imposition of currency controls or regulations that prohibit or could reasonably be expected to prohibit the Issuer or the Guarantor from performing, or could materially limit their ability to perform, their respective obligations under the Financing Documents (including the Notes and the Guaranty) in accordance with the terms thereof;

         (k) (i) the Issuer, the Guarantor or any of the Material Subsidiaries shall, to the extent applicable to such Person, fail to comply with the terms of any Concession Agreements, any Concession, any approval granted by the Central Bank, any vendor agreement (other than the Supply Contracts) or any interconnection agreement necessary or desirable in the conduct of the business of the Issuer or the Guarantor, which failure to so comply could in the aggregate reasonably be expected to have a Material Adverse Effect, or (ii) any Concession Agreement, any Concession, any approval granted by the Central Bank, any vendor agreement (other than the Supply Contracts) or any interconnection agreement shall fail to be in full force and effect or any party thereto shall so assert in writing (which assertion or failure could reasonably be expected to have a Material Adverse Effect);

         (l) an Expropriation Event shall occur, without the provision of prompt and fair compensation therefor (as determined by the Required Interest Holders);

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

         (m) any Lien created or continued by any of the Collateral Documents in respect of a material portion of the Collateral shall at any time fail to constitute a valid and, subject to (x) the filing of the Equipment Pledge Agreement and the Special Purpose Account Pledge Agreement with the competent Registry of Deeds and Documents, each within 20 days after the Closing Date, and (y) the filing of the Mortgage Deeds with the competent Real Estate Property Registry within 20 days after receipt by the Issuer of all documents required prior to such filing from Persons other than the Issuer and the Guarantor, perfected Lien securing the obligations purported to be secured thereby, with the priority required by the Financing Documents, or any party to any Collateral Document (other than the Purchasers or the Agents) shall so assert in writing;

         (n) any Financing Document shall at any time fail to constitute a valid and binding agreement of the Issuer, the Guarantor or any Material Subsidiary party thereto or any such Person (or any Affiliate thereof) shall so assert in writing;

         (o) any Required Political Risk Policy shall cease to be in full force and effect for a period of 30 days due to any reason arising from the conduct or misconduct of the Issuer or the Guarantor; provided, however, that the Issuer may deliver to the Administrative Agent substitute or replacement political risk insurance policies (each, a "SUBSTITUTE POLITICAL RISK POLICY") for any Required Political Risk Policy, and such substitution or replacement shall not constitute an Event of Default under this clause (o), so long as each such Substitute Political Risk Policy (i) covers such risks and in such amounts as are covered by the Required Political Risk Policy being replaced, (ii) is executed and delivered and otherwise in full force and effect prior to the termination or cancellation of the replaced Required Political Risk Policy and
(iii) is satisfactory to the Purchasers covered by the replaced Required Political Risk Policy; or

         (p) any event or condition shall occur after the date hereof which results in the suspension in any material respect, cancellation, illegality, unenforceability or early termination or revocation of any Supply Contract (other than solely as a result of a breach of such Supply Contract by the relevant Supplier), or the validity thereof shall be challenged by the Issuer, the Guarantor or any Material Subsidiary or any Affiliate thereof;

then, and in every such event, the Administrative Agent shall, if requested by the Required Bank Interest Holders or the Required Tranche D Interest Holders, by notice to the Issuer and the Guarantor declare the Bank Commitments or the Tranche D Commitments, as applicable, hereunder to be terminated and/or the Bank Notes or the Tranche D Notes outstanding, as applicable (together with accrued interest thereon), to be immediately due and payable, and such Commitments shall thereupon be terminated and such Notes (together with accrued interest thereon and all other amounts due under the Financing Documents) shall thereupon become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Issuer and the Guarantor; provided that, if any Event of Default specified in clause (f) or (g) occurs, then without any notice to the Issuer or the Guarantor or any other act by any Agent or the Purchasers, the Bank Commitments and the Tranche D Commitments shall be immediately terminated and any Notes outstanding (together with accrued interest thereon) shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Issuer and the

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

Guarantor. The Administrative Agent shall promptly distribute to each Purchaser a copy of any acceleration request received by it hereunder.

         Section 6.02 Notice of Default. Promptly upon the request of any Purchaser, the Administrative Agent shall give notice to the Issuer of the occurrence of any event referred to in Section 6.01(c) or Section 6.01(d) and shall thereupon notify all the Purchasers thereof.

         (a) Upon the occurrence and during the continuance of an Event of Default, the proceeds of any sale of, or other realization upon, all or any part of the Collateral shall be applied by the U.S. Collateral Agent and Brazilian Collateral Agent, as applicable, in the following order of priorities:

                  (i) first, to payment of the expenses of such sale or other realization, including reasonable compensation to agents and counsel for the U.S. Collateral Agent and Brazilian Collateral Agent, and all other expenses, liabilities and advances owed to the U.S. Collateral Agent and Brazilian Collateral Agent in connection with the discharge of their respective duties under this Agreement or any other Financing Documents, pro rata among them in proportion to the amounts owed, in connection therewith;

                  (ii) second, to the ratable payment of any other unreimbursed expenses for which the Agents or any Purchaser is to be reimbursed pursuant to Section 10.03 or similar provision of any Financing Document;

                  (iii) third, to the ratable payment of accrued but unpaid interest on the Notes outstanding pro rata in accordance with the provisions of this Agreement;

                  (iv) fourth, to the ratable payment of unpaid principal of Notes outstanding pro rata in accordance with the provisions of this Agreement;

                  (v) fifth, to the ratable payment of all other obligations of the Issuer and the Guarantor owing to any of the Secured Parties under the Financing Documents, until all such obligations shall have been paid in full; and

                  (vi) finally, to payment to the Issuer or its respective successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds.

         (b) Subject to the foregoing provisions of this Section 6.02, the U.S. Collateral Agent or the Brazilian Collateral Agent, as the case may be, may make distributions hereunder in cash or in kind or, on a ratable basis, in any combination thereof, in each case as directed in writing by the Required Interest Holders.

                                    ARTICLE 7

                                   THE AGENTS

         Section 7.01 Appointment and Authorization. (a) Administrative Agent. Pursuant to Article 1288 et. seq. of the Brazilian Civil Code (including
Article 1317 thereof), each Purchaser

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

irrevocably appoints and authorizes and designates as its attorney-in-fact the Administrative Agent to enter into and act as its agent and attorney-in-fact in connection with the Collateral Documents and other Financing Documents to which the Administrative Agent is party and to take such action on its behalf and to exercise such powers under such Financing Documents as are delegated to the Administrative Agent by the terms hereof or thereof, together with all such powers as are reasonably incidental thereto.

         (b) Collateral Agents. Pursuant to Article 1288 et. seq. of the Brazilian Civil Code (including Article 1317 thereof), each Purchaser, each Agent (except for the Brazilian Collateral Agent), the Tranche A Participation Agent on behalf of the Tranche A Participants, the Tranche B Participation Agent on behalf of the Tranche B Participants and the Tranche C Participation Agent on behalf of the Tranche C Participants hereby irrevocably appoints and authorizes and designates as its attorney-in-fact each of the Brazilian Collateral Agent and the U.S. Collateral Agent to enter into and act as its and their agent and attorney-in-fact in connection with the Collateral Documents and other Financing Documents to which the Brazilian Collateral Agent or the U.S. Collateral Agent, respectively, is party and to take such action as agent on its and their behalf and to exercise such powers under such Financing Documents as are delegated to the Brazilian Collateral Agent by the terms hereof or thereof, together with all such powers as are reasonably incidental thereto. Without limiting the generality of the foregoing, each Purchaser, each Agent (except for the Brazilian Collateral Agent), the Tranche A Participation Agent on behalf of the Tranche A Participants, the Tranche B Participation Agent on behalf of the Tranche B Participants and the Tranche C Participation Agent on behalf of the Tranche C Participants hereby grants the Brazilian Collateral Agent and the U.S. Collateral Agent special powers to make and receive any pledges or mortgages, to give receipts and releases, to settle, to waive rights, to novate, to agree on terms and to receive service of process in connection with the Collateral Documents (to which the Brazilian Collateral Agent or the U.S. Collateral Agent, respectively, is party). Each action taken by the Brazilian Collateral Agent and the U.S. Collateral Agent in connection with the transactions contemplated hereunder is performed on behalf of the Secured Parties (except for the Brazilian Collateral Agent and the U.S. Collateral Agent).

         (c) Principal Paying Agent. Pursuant to Article 1288 et. seq. of the Brazilian Civil Code (including Article 1317 thereof), each Purchaser irrevocably appoints and authorizes and designates as its attorney-in-fact the Principal Paying Agent to enter into and act as its agent and attorney-in-fact in connection with the Financing Documents to which the Principal Paying Agent is party and to take such action on its behalf and to exercise such powers under such Financing Documents as are delegated to the Principal Paying Agent by the terms hereof or thereof, together with all such powers as are reasonably incidental thereto.

         Section 7.02 Agents, Arrangers and Affiliates. Each Agent or Arranger that is also a Purchaser shall have the same rights and powers under the Transaction Documents as any other Purchaser and may exercise or refrain from exercising the same as though it were not an Agent or an Arranger, and each Agent and its respective Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Issuer, the Guarantor or any of their Subsidiaries or Affiliates as if it were not an Agent or an Arranger.

         Section 7.03 Action by Agents. The obligations of the Agents hereunder are only those expressly set forth herein. Without limiting the generality of the foregoing, no Agent shall be required to take any action with respect to any Default, except as expressly provided in Article 6.

         Section 7.04 Consultation with Experts. Each Agent may consult with legal counsel (who may be counsel for the Issuer or the Guarantor), independent public accountants and other experts selected by it with reasonable care and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

         Section 7.05 Liability of Agents. No Agent nor any of their respective affiliates nor any of their respective directors, officers, agents and employees shall be liable for any action taken or not taken by it or any of them in connection herewith (i) with the consent or at the request of the Required Interest Holders (or such different number of Purchasers or other Persons as any provision hereof expressly requires for such consent or request) or (ii) in the absence of its own gross negligence or willful misconduct. No Agent nor any of its respective Affiliates nor any of its respective directors, officers, agents and employees shall be responsible for or have any duty to ascertain, inquire into or verify (i) any statement, warranty or representation made in connection with this Agreement or any other Financing Document or any issuance of the Notes; (ii) the performance or observance of any of the covenants or agreements of the Issuer or the Guarantor in any Financing Document or Other Transaction Document, provided, however, that the Administrative Agent shall give prompt notice to each Purchaser of any Default of which it receives actual notice in its capacity as Administrative Agent hereunder; (iii) the satisfaction of any condition specified in Article 3, except receipt of items required to be delivered to any Agent; (iv) the value of any Collateral or effectiveness of any Collateral Document; or (v) the validity, effectiveness or genuineness of any Transaction Document or any other instrument or writing furnished in connection herewith. No Agent shall incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, telex, facsimile or similar writing) reasonably believed by it to be genuine or to be signed by the proper party or parties. Without limiting the generality of the foregoing, the use of the term "agent" in this Agreement with reference to any Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom and is intended to create or reflect only an administrative relationship between independent contracting parties.

         Section 7.06 Indemnification. Each Purchaser shall, ratably in accordance with the aggregate outstanding principal amount of Notes held by such Purchaser, indemnify each Agent, its respective Affiliates and their respective directors, officers, agents and employees (to the extent not reimbursed by the Issuer or the Guarantor) against any cost, expense (including counsel fees and disbursements and any agency fees then due), claim, demand, action, loss, liability, tax, penalty or interest with respect thereto, including the costs and expenses of defending itself against any liability (except to the extent resulting from such Person's gross negligence or willful misconduct) that such Person may suffer or incur in connection with this Agreement or any action taken or omitted by such Person hereunder, provided, however, that to the extent any such cost, expense, claim, demand, action, loss, liability, tax, penalty or interest arises solely against a Participation Agent (in its capacity as such) under a Participation

Agreement, then the indemnity hereunder to such Participation Agent will be due entirely and only from the Purchasers party to such Participation Agreement.

         Section 7.07 Credit Decision; Exculpatory Provisions. Each Purchaser acknowledges that it has, independently and without reliance on any Agent, the Arrangers or any other Purchaser, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Purchaser also acknowledges that it will, independently and without reliance on any Agent, the Arrangers or any other Purchaser, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under the Financing Documents. Neither the U.S. Collateral Agent nor the Brazilian Collateral Agent makes any representations as to the value or condition of the Collateral, or the title of any Secured Party thereto or as to the rights and interests granted or the security afforded by this Agreement or any tax and any penalties or interest with respect thereto, which may be assessed, levied or collected by any jurisdiction in connection with this Agreement, the other relevant Financing Documents or the attachment or perfection of the security interest granted to either the U.S. Collateral Agent or the Brazilian Collateral Agent in any Collateral.

         Section 7.08 Successor Agents. Any Agent may (and, at the request of the Required Interest Holders, shall) resign at any time by giving notice thereof to the Purchasers, the Issuer and the Guarantor. Upon any such resignation, the Required Interest Holders shall have the right to appoint a successor Agent to replace the resigning Agent with (provided that no Event of Default has occurred and is continuing) the consent of the Issuer and the Guarantor (which consent shall not be unreasonably withheld). If no successor Agent shall have been so appointed by the Required Interest Holders (with the consent of the Issuer and the Guarantor, if appropriate) and shall have accepted such appointment, within 30 days after the retiring Agent gives notice of resignation, then the retiring Agent may, on behalf of the Purchasers, appoint a successor Agent in such capacity, which successor Agent shall be (i) in the case of a successor to the Administrative Agent or the Principal Paying Agent, a commercial bank organized or licensed under the laws of the United States or of any state thereof and having a combined capital and surplus of at least $100,000,000 or (ii) in the case of a successor to the Brazilian Collateral Agent, a commercial bank organized or licensed under the laws of Brazil having a combined capital and surplus of at least $50,000,000, or a Brazilian branch of a commercial bank meeting the requirements of clause (i) above. Upon the acceptance of its appointment as an Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Agent in its capacity as such, and the retiring Agent shall be discharged from its duties and obligations hereunder. After any retiring Agent resigns as Agent hereunder, the provisions of this Article shall inure to its benefit as to actions taken or omitted to be taken by it while it was Agent.

         Section 7.09 Agents' Fees. The Issuer and the Guarantor shall pay to each of the Agents for its own account fees in the amounts and at the times previously agreed upon between the Issuer and the Guarantor and such Agent, including any such fees payable under the Fee Letters.

         Section 7.10 Certain Agents; Arrangers. The Arrangers and the Book Runner, in their respective capacities as such, shall have no duties or obligations under the Financing Documents and shall not have a fiduciary relationship with any Purchaser.

         Section 7.11 Instructions. Except as otherwise provided in this Agreement and the other Financing Documents, the Brazilian Collateral Agent shall only take such action under this Agreement and the other Financing Documents as it shall be directed in writing in accordance herewith and therewith. The Brazilian Collateral Agent shall not be required to exercise any discretionary power granted to it herein or in any Finance Document, but may act or refrain from acting upon the written direction of the Required Interest Holders.

         Section 7.12 Notice of Event of Default. The Brazilian Collateral Agent shall not be deemed to have actual, constructive, direct or indirect notice or knowledge of the occurrence of any Default or Event of Default unless and until the it shall have received a notice from the Issuer, the Guarantor, the Administrative Agent or any Purchaser indicating that any Default or Event of Default has occurred. The Brazilian Collateral Agent shall have no obligation whatsoever either prior to or after receiving such notice to inquire whether a Default or Event of Default has, in fact, occurred and shall be entitled to rely conclusively, and shall be protected in so relying, on any notice so furnished to it.

         Section 7.13 Responsibilities of Administrative Agent. The Administrative Agent shall promptly transmit to each Purchaser each notice or other document received by the Administrative Agent from the Issuer or the Guarantor addressed to, or calling for action by, such Purchaser. With respect to the documents referred to in Section 3.01, the Administrative Agent shall forward (or arrange for counsel to forward) to each Purchaser copies of such documents subsequent to the Closing Date, and with respect to documents referred to in Section 3.02 for Purchases subsequent to the initial Purchase, the Administrative Agent shall forward to each Purchaser copies of such documents as soon as practicable.

                                    ARTICLE 8

                             CHANGE IN CIRCUMSTANCES

         Section 8.01 Basis for Determining Interest Rate Inadequate or Unfair. If on or before the first day of any Interest Period applicable to any Note, the Administrative Agent is advised by the Required Interest Holders that LIBOR as determined by the Administrative Agent will not adequately and fairly reflect the cost to such Purchasers of funding such Notes for such Interest Period, then the Administrative Agent shall forthwith give notice thereof to the Issuer and the Purchasers, whereupon until the Administrative Agent notifies the Issuer that the circumstances giving rise to such suspension no longer exist (i) the obligations of the Purchasers to purchase Notes or fund outstanding Notes at the Euro-Dollar Rate shall be suspended, (ii) each outstanding Note bearing interest at the Euro-Dollar Rate shall be converted to a Note bearing interest at the Alternative Rate, and (iii) all calculations of Interest Amounts which would otherwise be based on LIBOR shall instead be based on the Alternative Base Rate.

         Section 8.02 Illegality. If, on or after the date of this Agreement, the adoption of any applicable law, rule or regulation, or any

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

change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Purchaser (or its Applicable Lending Office) with any request or directive issued on or after the date of this Agreement (whether or not having the force of law) of any such authority, central bank or comparable agency, shall make it unlawful or impossible for any Purchaser (or its Applicable Lending Office) to purchase Notes or maintain outstanding Notes at the Euro-Dollar Rate and such Purchaser shall so notify the Administrative Agent, the Administrative Agent shall forthwith give notice thereof to the other Purchasers and the Issuer, whereupon until such Purchaser notifies the Issuer and the Administrative Agent that the circumstances giving rise to such suspension no longer exist, the obligation of such Purchaser to purchase Notes or maintain outstanding Notes at the Euro-Dollar Rate shall be suspended. Before giving any notice to the Administrative Agent pursuant to this Section, such Purchaser shall designate a different Applicable Lending Office if such designation will avoid the need for giving such notice and will not, in the judgment of such Purchaser, be otherwise disadvantageous to such Purchaser. If such notice is given, (i) each outstanding Note held by such Purchaser bearing interest at the Euro-Dollar Rate shall be converted into a Note bearing the Alternative Rate either (a) on the last day of the then current Interest Period applicable to such Note if such Purchaser may lawfully continue to hold and maintain such Note to such day or (b) immediately if such Purchaser shall determine that it may not lawfully continue to hold and maintain such Note to such day, and (ii) all calculations of Interest Amounts with respect to such Notes which would otherwise be based on LIBOR shall instead be based on the Alternative Base Rate. Interest and principal on any such Note bearing the Alternative Rate shall be payable on the same dates as, and on a pro rata basis with, the interest and principal payable on the related Notes bearing the Euro-Dollar Rate of the other Purchasers.

         Section 8.03 Increased Cost and Reduced Return. (a) If on or after the date hereof, the adoption of any applicable law, rule or regulation, or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Purchaser (or its Applicable Lending Office) with any request or directive issued on or after the date of this Agreement (whether or not having the force of law) of any such authority, central bank or comparable agency, shall impose, modify or deem applicable any reserve (including any such requirement imposed by the Board of Governors of the Federal Reserve System of the United States), special deposit, insurance assessment or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Purchaser (or its Applicable Lending Office) or shall impose on any Purchaser (or its Applicable Lending Office) or the London interbank market any other condition affecting the Notes or Participation in the Notes held by such Purchaser bearing the Euro-Dollar Rate or its obligation to hold or fund Notes bearing the Euro-Dollar Rate and the result of any of the foregoing is to increase the cost to such Purchaser (or its Applicable Lending Office) of holding or funding any Note bearing the Euro-Dollar Rate, or to reduce the amount of any sum received or receivable by such Purchaser (or its Applicable Lending Office) under this Agreement or under any Note with respect thereto, in each case by an amount deemed by such Purchaser to be material, then, within 15 days after demand by such Purchaser (with a copy to the Administrative Agent), the Issuer shall pay to such Purchaser such additional amount or amounts as will compensate such Purchaser for such increased cost or reduction.

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

         (b) If any Purchaser shall have determined that, after the date hereof, the adoption of any applicable law, rule or regulation regarding capital adequacy, or any change in any such law, rule or regulation, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or any request or directive issued on or after the date of this Agreement regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on capital of such Purchaser (or its Parent) as a consequence of such Purchaser's obligations hereunder to a level below that which such Purchaser (or its Parent) could have achieved but for such adoption, change, request or directive (taking into consideration its policies with respect to capital adequacy) by an amount deemed by such Purchaser to be material, then from time to time, within 15 days after demand by such Purchaser (with a copy to the Administrative Agent), the Issuer shall pay to such Purchaser such additional amount or amounts as will compensate such Purchaser (or its Parent) for such reduction.

         (c) Each Purchaser will promptly notify the Issuer and the Administrative Agent of any event of which it has knowledge, occurring after the date hereof, which will entitle such Purchaser to compensation pursuant to this
Section 8.03 and Section 2.11 and will designate a different Applicable Lending Office if such designation will avoid the need for, or reduce the amount of, such compensation and will not, in the judgment of such Purchaser, be otherwise disadvantageous to it. A certificate of any Purchaser claiming compensation under this Section shall set forth in reasonable detail its calculation of the additional amount or amounts to be paid to it hereunder and shall be conclusive in the absence of clearly demonstrable error. In determining such amount, such Purchaser may use any reasonable averaging and attribution methods. Notwithstanding the foregoing clauses (a) and (b) of this Section 8.03, neither the Issuer nor the Guarantor shall be obligated to compensate any Purchaser for any amount arising or accruing more than 90 days before the day on which such Purchaser notifies the Issuer that it demands or proposes to demand such compensation under this Section 8.03.

         Section 8.04 Taxes. (a) For purposes of this Section 8.04, the following terms have the following meanings:

                  "TAXES" means any and all present or future taxes, duties, levies, imposts, contributions, deductions, charges or withholdings of any nature with respect to any payment by the Issuer, the Guarantor or any Subsidiary (each a "PAYOR" for purposes of this Section 8.04) pursuant to any Financing Document, now or hereafter imposed, levied, collected, withheld or assessed by any taxation authority or other authority and all interest, penalties or similar liabilities with respect thereto, excluding, in the case of each Purchaser and any Agent, taxes imposed on or measured by its income or gross receipts, and franchise or similar taxes imposed on it, by a jurisdiction (i) under the laws of which such Purchaser or Agent (as the case may be) is organized or in which its principal executive office is located or, in the case of each Purchaser, in which its Applicable Lending Office is located or (ii) in which it is deemed to be doing business (other than being so deemed solely as a result of having executed, delivered or performed its obligations under, or received a payment under, or enforced this Agreement or any other Financing Document).

                  "OTHER TAXES" means any present or future stamp or documentary taxes and any other excise or property taxes, or similar charges or levies, which arise from any payment made or being required to be made pursuant to this Agreement or under any Note or from the execution, delivery, registration, recording or enforcement of, or otherwise with respect to any Financing Document.

         (b) Any and all payments by any Payor to or for the account of any Purchaser or any Agent hereunder or under any other Financing Document shall be made without deduction or withholding for any Taxes or Other Taxes; provided that, if any Payor shall be required by law to deduct any Taxes or Other Taxes from any such payments, (i) the sum payable shall be increased as necessary so that after making all required deductions and withholdings (including deductions and withholdings applicable to additional sums payable under this Section 8.04) such Purchaser or any Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions or withholdings been made,
(ii) such Payor shall make such deductions or withholdings, (iii) such Payor shall pay the full amount deducted or withheld to the relevant taxation authority or other authority in accordance with applicable law and (iv) such Payor shall promptly furnish to the Administrative Agent, at its address specified in or pursuant to Section 10.01, the original or a certified copy of a receipt evidencing payment thereof (a copy of which shall be forwarded by the Administrative Agent to any Purchaser upon request).

         (c) Each Payor agrees to indemnify each Purchaser and each Agent for the full amount of Taxes or Other Taxes levied, imposed or assessed on (and whether or not paid directly by) or paid by such Purchaser or any Agent (as the case may be), whether or not correctly or legally imposed, paid by such Purchaser or any Agent (as the case may be) and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto. Each Payor acknowledges that any payment made to any Purchaser or Agent or to any taxation authority or other authority in respect of the indemnification obligations of such Payor provided in this clause (c) shall constitute a payment in respect of which the provisions of clause (b) and this clause shall apply.

         (d) Upon the written request of any Payor, each Purchaser and each Agent will promptly provide to such Payor such form, certification or similar documentation (each duly completed, accurate and signed) as is required by Brazil and each other jurisdiction otherwise imposing Taxes or Other Taxes and only if required or permitted under applicable law in order to obtain an exemption from, or reduced rate of, deduction, payment or withholding of Taxes or Other Taxes to which such Purchaser or any Agent is entitled pursuant to an applicable tax treaty or the law of Brazil or such other jurisdiction; provided that no Purchaser or Agent shall have any obligation to provide such form, certification or similar document if, in the sole judgment of such Purchaser or Agent, the provision of such form, certification or similar document will be unduly burdensome, will require such Purchaser or Agent to disclose any confidential or proprietary information or will otherwise be disadvantageous to such Purchaser or Agent. Subject to the proviso in the immediately preceding sentence, the Payors shall not be required to pay any additional amounts to or indemnify any Purchaser or Agent under Section 8.04(b) or 8.04(c) for any Taxes or Other Taxes to the extent that such Taxes or Other Taxes would not be imposed but for the failure by such Purchaser or Agent (as the case may be) to provide any form, certification or similar document as required by this clause (d); provided that if a Purchaser that is otherwise exempt from or subject to a reduced rate of withholding tax, becomes subject to

Taxes because of its failure to deliver a form required hereunder, such Payor shall take such steps as such Purchaser shall reasonably request to assist such Purchaser to recover such Taxes.

         (e) If any Payor is required to pay additional amounts to or for the account of any Purchaser pursuant to this Section 8.04 as a result of a change of law occurring after the date hereof, then such Purchaser, at the request of such Payor, will use its best efforts to change the jurisdiction of its Applicable Lending Office if, in the sole judgment of such Purchaser, such change (i) will eliminate or reduce any such additional payment which may thereafter accrue and (ii) is not otherwise disadvantageous to such Purchaser.

         Section 8.05 Alternative Rate Loans Substituted for Affected Euro-Dollar Loans. If (i) the obligation of any Purchaser to hold Notes bearing the Euro-Dollar Rate or fund outstanding Notes bearing the Euro-Dollar Rate has been suspended pursuant to Section 8.02 or (ii) any Purchaser has demanded compensation under Section 2.11 or 8.03 with respect to Notes bearing the Euro-Dollar Rate, and in any such case the Issuer shall, by at least five Euro-Dollar Business Days' prior notice to such Purchaser through the Administrative Agent, have elected that the provisions of this Section 8.05 shall apply to such Purchaser, then, unless and until such Purchaser notifies the Issuer that the circumstances giving rise to such suspension or demand for compensation no longer exist,

         (a) from the first Interest Period commencing thereafter, all outstanding Notes of the Issuer which would otherwise be funded by such Purchaser at the Euro-Dollar Rate shall instead bear the Alternative Rate (on which interest and principal shall be payable contemporaneously with the related Notes held by the other Purchasers);

         (b) all calculations of the Interest Amounts which would otherwise be based on LIBOR for such Purchaser shall instead be based on the Alternative Base Rate; and

         (c) until all Notes held by such Purchaser bearing the Euro-Dollar Rate have been repaid (or converted to the Alternative Rate), all payments of principal which would otherwise be applied to repay such Notes shall be applied to repay Notes bearing the Alternative Rate.

         If such Purchaser notifies the Issuer that the circumstances giving rise to such suspension or demand for compensation no longer exist, the principal amount of each such Note bearing the Alternative Rate shall again accrue interest based on the Euro-Dollar Rate on the first day of the next succeeding Interest Period applicable to the related Notes bearing interest based on the Euro-Dollar Rate held by the other Purchasers.

         Section 8.06 Substitution of Purchaser. If (i) the obligation of any Purchaser to purchase or maintain Notes at the Euro-Dollar Rate has been suspended pursuant to Section 8.02 or (ii) any Purchaser has demanded compensation under Section 2.11, 8.03 or 8.04, the Issuer shall have the right to seek a substitute purchaser or purchasers (each a "SUBSTITUTE PURCHASER"), which may be one or more of the Purchasers or one or more other purchasers reasonably satisfactory to the Administrative Agent, to purchase the Notes held by such Purchaser (the "AFFECTED PURCHASER") and, if the Issuer locates one or more Substitute Purchasers, the Affected Purchaser shall, upon payment (A) by the Issuer or the Guarantor to the Administrative Agent of the fee referred to in Section 10.06(c) and (B) by the Substitute

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

Purchaser to such Affected Purchaser of the purchase price agreed between such Affected Purchaser and the Substitute Purchaser or Purchasers (or, failing such agreement, a purchase price in the amount of the outstanding principal amount of the Notes held by such Affected Purchaser and accrued interest thereon to the date of payment) plus any amount (other than principal and interest) then due to such Affected Purchaser or accrued for such Affected Purchaser's account hereunder, assign all its rights and obligations under this Agreement and the Notes (including its Commitment (if any)) to the Substitute Purchaser or Purchasers, and the Substitute Purchaser or Purchasers shall assume such rights and obligations, whereupon (x) the Commitment of each Substitute Purchaser that is already a Purchaser shall be increased by the portion of the Affected Purchaser's Commitment so assigned to and assumed by it and (y) each Substitute Purchaser that is not already a Purchaser shall become a Purchaser party to this Agreement and shall acquire all the rights and obligations of a Purchaser with a Commitment equal to the portion of the Affected Purchaser's Commitment so assigned to and assumed by it.

         Section 8.07 Participants. Each of the Issuer and the Guarantor agrees that references in Section 8.06 to "Affected Purchaser" shall refer only to the Tranche A Participant, the Tranche B Participant, the Tranche C Participant or the Tranche D Participant (or, to the extent that a portion of any Note that has not been participated, the Initial Purchaser) actually so affected in the relevant respect. Any Participant presenting a claim under this
Article 8 shall present such claim to the Administrative Agent, which shall forward such claim to the Issuer.

                                    ARTICLE 9

                                 PARENT GUARANTY

         Section 9.01 The Parent Guaranty. The Guarantor hereby absolutely, unconditionally and irrevocably guarantees as primary obligor the full and punctual payment when due (whether at stated maturity, upon acceleration or otherwise) of any amount payable by the Issuer under this Agreement and the other Financing Documents for all purposes.

         Section 9.02 Guaranty Unconditional. The obligations of the Guarantor under the Parent Guaranty shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

         (a) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Issuer under this Agreement or any Note, by operation of law or otherwise;

         (b) any modification or amendment of or supplement to this Agreement or any Note;

         (c) any release, impairment, non-perfection or invalidity of any direct or indirect security for any obligation of the Issuer under this Agreement or any Note;

         (d) any change in the corporate existence, structure or ownership of the Issuer, or any insolvency, bankruptcy, reorganization, "concordata" or other similar proceeding affecting the Issuer or its assets or any resulting release or discharge of any obligation of the Issuer contained in this Agreement or any Note;

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         (e)      the existence of any claim, set-off or other rights which the
Guarantor may have at any time against the Issuer, any Agent, any Purchaser or any other Person, whether in connection herewith or any unrelated transactions, provided that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim;

         (f) any invalidity or unenforceability relating to or against the Issuer for any reason of this Agreement or any Note or any other Financing Document, or any provision of applicable law or regulation purporting to prohibit the payment by the Issuer of the principal of or interest on any Note or any other amount payable by it under this Agreement; or

         (g) any other act or omission or delay of any kind by the Issuer, any Agent, any Purchaser or any other Person or any other circumstance whatsoever which might, but for the provisions of this Section 9.02, constitute a legal or equitable discharge of the Guarantor's obligations hereunder.

         Section 9.03 Discharge Only upon Payment in Full; Reinstatement. The Guarantor's obligations under the Parent Guaranty shall remain in full force and effect until all amounts payable by the Guarantor and the Issuer under this Agreement and any other Financing Documents shall have been paid in full. If at any time any payment of or any amount payable by the Issuer under this Agreement or any other Financing Document is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Issuer or otherwise, the Guarantor's obligations under the Parent Guaranty with respect to such payment shall be reinstated at such time as though such payment had been due but not made at such time.

         Section 9.04 Waiver by the Guarantor. The Guarantor hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable law: (a) notice of acceptance of this Guaranty and notice of any liability to which the Guaranty may apply, (b) all notices that may be required by statute, rule or law or otherwise to preserve intact any rights of any Purchaser against the Issuer or the Guarantor, including any demand, presentment, protest, proof of notice of non-payment, notice of any failure on the part of the Issuer or the Guarantor to perform and comply with any covenant, agreement, term, condition or provision of any agreement and any other notice to any other party that may be liable in respect of the obligations guaranteed hereby (including the Issuer, the Guarantor and any other guarantor thereof from time to time) except any of the foregoing as may be expressly required hereunder, (c) any right to the enforcement, assertion or exercise by any Purchaser of any right, power, privilege or remedy conferred upon any Purchaser under any Note or otherwise, (d) any requirement that any Purchaser exhaust any right, power, privilege or remedy, or mitigate any damages resulting from a default, under any Note, or proceed to take any action against the Issuer or any other Person under or in respect of any Note or otherwise, or protect, secure, perfect or ensure any Lien on any property at any time constituting Collateral, and (e) to the extent not already covered, the Guarantor expressly and irrevocably waives all benefits it may have or claim under articles 1491, 1493, 1494, 1498, 1499, 1500, 1502, 1503 and 1504 of the Brazilian Civil Code,
articles 261 and 262 of the Brazilian Commercial Code and article 595 of the Brazilian Civil Procedure Code.

         Section 9.05 Subrogation. Upon making full payment with respect to any obligation of the Issuer under this Article 9, the Guarantor shall be subrogated to the rights of the payee against the Issuer with respect to such obligation; provided that the Guarantor shall not enforce

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any payment by way of subrogation against the Issuer so long as any amount payable by the Issuer hereunder or under any other Financing Document remains unpaid.

         Section 9.06 Stay of Acceleration. In the event that acceleration of the time for payment of any amount payable by the Issuer under this Agreement or its Notes is stayed upon insolvency, bankruptcy or reorganization of the Issuer, all such amounts otherwise subject to acceleration under the terms of this Agreement shall nonetheless be payable by the Guarantor under the Parent Guaranty forthwith on demand by the Administrative Agent made at the request of the Required Interest Holders.

         Section 9.07 Instrument for the Payment of Money. The Guarantor hereby acknowledges that the Guaranty in this Article constitutes an instrument for the payment of money, and consents and agrees that any Purchaser or the Administrative Agent, at its sole option, in the event of a dispute by the Guarantor in the payment of any moneys due hereunder, shall have the right to bring motion action under New York CPLR Section 3213.

                                   ARTICLE 10

                                  MISCELLANEOUS

         Section 10.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including bank wire, facsimile or similar writing) and shall be given to such party at its address or facsimile number set forth on the signature pages hereof or at such other address or facsimile number as such party may hereafter specify for the purpose by notice to the Administrative Agent, the Issuer and the Guarantor. Each such notice, request or other communication shall be effective when received.

         Section 10.02 No Waivers; Cumulative Rights. No failure or delay by any Agent or any Purchaser in exercising any right, power or privilege hereunder or under any other Financing Document shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

         Section 10.03 Expenses; Indemnification. (a) The Issuer and the Guarantor shall pay (i) all reasonable out-of-pocket expenses of the Agents and the Initial Purchaser, including reasonable and duly documented fees and disbursements of New York and Brazilian counsel, in connection with the preparation and administration of the Financing Documents, any waiver or consent (or proposed waiver or consent) thereunder or any amendment (or proposed amendment) thereof (unless requested solely by the Purchasers), or any Default or alleged Default thereunder (other than any such expenses incurred by the Agents in connection with any refinancing under section 5.10(c), which expenses shall be paid by the Tranche D Lender(s) requesting such refinancing), (ii) all reasonable out-of-pocket expenses of the Tranche D Lenders, including, after approval thereof (not to be unreasonably withheld), the reasonable fees and disbursements of New York and Brazilian counsel of such Tranche D Lenders, in connection with the preparation of the Financing Documents, any waiver or consent (or proposed waiver or consent) thereunder or any amendment (or proposed amendment) thereof (unless requested solely by the

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Purchasers), or any Default or alleged Default thereunder, (iii) all reasonable out-of-pocket expenses of the Agents and the Initial Purchaser, including reasonable fees and disbursements of counsel, in connection with any financing pursuant to Sections 5.10(c) or 5.18(d), (iv) following the occurrence and during the continuance of an Event of Default or an alleged Event of Default, the fees and expenses of consultants and other experts retained by the Agents or Purchasers and (v) all reasonable out-of-pocket expenses incurred by the Agents and Purchasers, including (without duplication) the reasonable fees and disbursements of outside counsel, in connection with such Event of Default and collection, bankruptcy, insolvency, work-out and any enforcement proceedings reasonably resulting therefrom.

         (b) Each of the Issuer and the Guarantor agrees to indemnify the Agents, the Arrangers and each Purchaser, their respective Affiliates and the respective directors, officers, agents and employees of the foregoing (each an "INDEMNITEE") and hold each Indemnitee harmless from and against any and all liabilities, losses, damages, costs and expenses of any kind, including the reasonable fees and disbursements of counsel and settlement costs, which may be incurred by such Indemnitee in connection with any investigation or administrative or judicial proceeding (whether or not such Indemnitee shall be designated a party thereto) brought or threatened relating to or arising out of this Agreement or any of the other Transaction Documents or any actual or proposed use of proceeds of Notes hereunder; provided that no Indemnitee shall have the right to be indemnified hereunder for such Indemnitee's own gross negligence or willful misconduct.

         Section 10.04 Set-offs; Sharing; PRI Proceeds. (a) If (i) an Event of Default has occurred and is continuing and (ii) the Required Interest Holders have requested the Administrative Agent to declare the Notes to be immediately due and payable pursuant to Section 6.01, or the Notes have become immediately due and payable without notice as provided in Section 6.01, then any Purchaser is hereby authorized by the Issuer and the Guarantor at any time and from time to time, to the extent permitted by applicable law, without notice to the Issuer or the Guarantor (any such notice being expressly waived by the Issuer and the Guarantor), to set off and apply all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Purchaser to or for the account of the Issuer or the Guarantor against any obligations of the Issuer or the Guarantor to such Purchaser now or hereafter existing under this Agreement, regardless of whether any such deposit or other obligation is then due and payable or is in the same currency or is booked or otherwise payable at the same office as the obligation against which it is set off and regardless of whether such Purchaser shall have made any demand for payment under this Agreement or any of the other Transaction Documents. Each Purchaser agrees promptly to notify the Issuer after any such set-off and application made by such Purchaser; provided that any failure to give such notice shall not affect the validity of such setoff and application. The rights of the Purchasers under this subsection are in addition to any other rights and remedies which such Purchasers may have.

         (b) The Purchasers agree that if they shall, by exercising any right of set-off or counterclaim or otherwise, receive payment of a proportion of the aggregate amount of principal and interest then due with respect to the Notes held by it, except for the proceeds of a Required Political Risk Policy (which shall be distributed as contemplated by the Tranche B Participation Agreements), which is greater than the proportion received by any other Purchaser in respect of the aggregate amount of principal and interest then due with respect to the Note held by such

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other Purchaser, the Purchaser receiving such proportionately greater payment shall purchase such participations in the Note held by the other Purchaser, and such other adjustments shall be made, as may be required so that all such payments of principal and interest with respect to the Notes held by such Purchasers shall be shared by the Purchasers pro rata; provided that nothing in this Section shall impair the right of a Purchaser to exercise any right of set-off or counterclaim it may have and to apply the amount subject to such exercise to the payment of indebtedness of the Issuer or the Guarantor other than its indebtedness in respect of the Notes. Each of the Issuer and the Guarantor agrees, to the fullest extent it may effectively do so under applicable law, that any holder of a participation in a Note (including any Tranche A Participant, Tranche B Participant, Tranche C Participant or Tranche D Participant), whether or not acquired pursuant to the foregoing arrangements, may exercise rights of set-off or counterclaim and other similar rights with respect to such participation as fully as if such holder of a participation were a direct creditor of the Issuer and the Guarantor in the amount of such participation.

         Section 10.05 Amendments and Waivers; Enforcement of Collateral Documents. (a) Any provision of this Agreement or the Notes may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by each of the Issuer and the Guarantor and the Administrative Agent with the consent of the Required Interest Holders; provided that no such amendment or waiver shall:

                  (i) unless signed by all Interest Holders in respect of Tranche A, Tranche B (it being understood that the Interest Holders in respect of Tranche B may be required to seek the consent of each Political Risk Insurer with respect to subclauses (B), (C), (E) and (F) herein), Tranche C or Tranche D (for purposes of this clause (i), such Tranche A, Tranche B, Tranche C or Tranche D, the "AFFECTED TRANCHE"),
         (A) subject any Interest Holder in respect of the Affected Tranche to any additional financial obligation, (B) reduce the principal, interest, fees or other amounts payable under any Financing Document in respect of the Affected Tranche, (C) postpone the date fixed for any scheduled payment of principal, interest, fees or other amounts payable under any Financing Document in respect of the Affected Tranche or (D) reduce the amount payable to any Interest Holder in respect of the Affected Tranche pursuant to Section 8.03, 8.04 or 10.03, (E) effect a release of the Guarantor from its obligations under Article 9, or (F) except in connection with the incurrence of Debt pursuant to (and satisfying the requirement of) Section 5.10(c) or Section 5.18(d), amend the definition of "Secured Parties";

                  (ii) unless signed by all Interest Holders of Bank Voting Interests, amend or waive the definition of the term "Bank Voting Interests" or delete Section 5.01(a); and unless signed by all Interest Holders of Tranche D Voting Interests, amend or waive the definition of the term "Tranche D Voting Interests";

                  (iii) unless signed by all Interest Holders (it being understood that the Interest Holders in respect of Tranche B may be required to seek the consent of each Political Risk Insurer with respect to subclause (B) herein), (A) add any new tranche of commitments or notes under this Agreement (except in respect of a refinancing under Section 5.10(c)) or (B) amend or waive any provision of this Section 10.05 or the definition of the term "Voting Interests", "Interest Holder" or "Required Interest

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         Holders" or any other definition or provision contained herein specifying the number or percentage of Interest Holders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder; or

                  (iv) unless signed by all Interest Holders adversely affected thereby and, with respect to Section 2.08, each Political Risk Insurer, amend or waive any provision of this Agreement governing the application of payments among Tranches or any Tranche D Commitments, as applicable, including Sections 2.07 and 2.08.

         For the avoidance of doubt, all voting rights in respect of each Tranche shall terminate upon repayment in full of the respective Note and termination of the respective Commitment.

         (b) The Brazilian Collateral Agent and the U.S. Collateral Agent shall not agree to an amendment or waiver of, or take any action to foreclose upon any Collateral under, any Collateral Document to which it is a party without the prior written consent or instruction of the Required Interest Holders, provided, however, that the Brazilian Collateral Agent shall be permitted to agree to an amendment of (i) the Equipment Pledge Agreement as contemplated by Section 6(b) thereof and (ii) one or more of the Mortgage Deeds, in each case resulting from either: (A) the purchase of property or assets that are required to be included in the Exhibits thereto or (B) the sale of property or assets permitted to be (and which are being) sold or disposed of in accordance with the provisions hereof, without the prior written consent or instruction of the Interest Holders so long as the Issuer, in the case of a sale of property or assets, certifies to the Administrative Agent or the U.S. Collateral Agent, as the case may be (which Agent may instruct the Brazilian Collateral Agent accordingly), that the sale or disposition is permitted under and complies with the provisions governing Asset Sales under this Agreement. Any provision of any Financing Document other than this Agreement, the Notes and the Collateral Documents may be amended or waived if, but only if (in addition to any requirements for amendment or waiver provided therein), such amendment or waiver is in writing and is signed by the Issuer, the Guarantor and the Administrative Agent with the consent of the Required Interest Holders. Notwithstanding the foregoing provisions of this clause (b), no such amendment or waiver shall, unless signed or consented to by all Secured Interest Holders and each Political Risk Insurer (with respect to clause (x) herein and clause z, as it regards Section 6.02(a)), (x) effect or permit a release of all or substantially all of the Collateral, except in the case of a release of Collateral in connection with the termination of a Collateral Document in accordance with the terms thereof or (y) (except as permitted under Sections 5.10(c) or 5.18(d)) provide for the sharing of such Collateral with any other obligations or (z) change any collateral sharing provisions (including Section 6.02).

         Section 10.06     Successors; Participations and Assignments.

         (a) Benefits; Transfers. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that neither the Issuer nor the Guarantor may assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of all the Purchasers.

         (b)      (i)      Participations to Participants. The Initial Purchaser
may at any time sell to one or more banks or other institutions (each, including any Tranche A Participant, Tranche B

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Participant, Tranche C Participant and Tranche D Participant, a "PARTICIPANT")
participating interests in its Notes (in an aggregate principal amount of not less than $5,000,000 per participating interest), pursuant to a Participation Agreement signed by such Participant and such Initial Purchaser, with (and subject to) the subscribed consent of the Administrative Agent and (except during the continuation of an Event of Default and except any participation sold to a Participant party to the Participation Agreements as of the Closing Date) of the Issuer (which shall not be unreasonably withheld; it being understood that a material increase in the economic burden on the Issuer, by way of application of Article 8 or otherwise, would be a reasonable basis for withholding of consent other than with respect to a sale of a Participation to an Initial Tranche D Lender). Upon the sale by the Initial Purchaser of any such participation interest to a Participant, (A) such Participant shall have all the rights and obligations of a Purchaser hereunder, (B) the Initial Purchaser shall be released from its obligations hereunder to a corresponding extent, (C) such Participant shall be solely responsible for the performance of its duties hereunder, and (D) the Issuer, the Guarantor and the Administrative Agent shall deal solely and directly with such Participant in connection with such Participant's rights and obligations under this Agreement. As contemplated by Sections 2.09 and 2.11 and Article 8, each of the Issuer and the Guarantor agrees that each Participant shall be entitled to the benefits of such Sections and Articles with respect to its participating interest. An assignment or other transfer which is not permitted by clause (c) below shall be given effect for purposes of this Agreement only to the extent of a participating interest sold in accordance with this clause (b). Subject to Section 10.15, the Initial Purchaser may deliver any documents received by it in connection herewith to any Participants in its Note(s).

                  (ii) Other Participations. Notwithstanding Section 10.06(b)(i), any Purchaser may, without the consent of the Issuer or the Administrative Agent, sell participations to one or more financial institutions or other Persons (other than non-financial institutions that such Purchaser reasonably believes may be a competitor of the Issuer or the Guarantor) (a "PARTICIPANT") in all or a portion of such Purchaser's rights and obligations under this Agreement and the other Financing Documents (including all or a portion of its Notes in the form of a subparticipation under the relevant Participation Agreement, but excluding the assignment of a Purchaser's rights under any Participation Agreement, which shall be subject to clause (c) below); provided that (i) such Purchaser's obligations under this Agreement and the other Financing Documents shall remain unchanged, (ii) such Purchaser shall remain solely responsible to the other parties hereto or thereto for the performance of such obligations and (iii) the Issuer, the Guarantor and the Administrative Agent shall continue to deal solely and directly with such Purchaser in connection with such Purchaser's rights and obligations under this Agreement and the other Financing Documents. Any agreement or instrument (other than the applicable Participation Agreement) pursuant to which a Purchaser sells such a participation shall provide that such Person shall retain the sole right to enforce this Agreement and the other Financing Documents and to approve any amendment, modification or waiver of any provision of this Agreement or any other Financing Document; provided that such agreement or instrument may provide that such Person will not, without the consent of the participant, agree to any amendment, modification or waiver described in clauses (a)(i), (ii), (iii) or (iv) of Section
         10.05 that affects such participant. No participant shall be entitled to receive any greater amount pursuant to Section 2.09, Section 2.11 or
         Article 8 than the selling Purchaser would have been entitled to receive on the date of such sale

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         (with subsequent developments not being subject to comparison) in respect of the interest sold to such participant had no such sale occurred. Each Purchaser that sells a participation shall, as agent of the Issuer and Guarantor solely for the purposes of this Section 10.06(b)(ii), record in book entries maintained by such Purchaser the name and amount of the participation of each participant entitled to receive payments in respect of such participating interests.

         (c) Assignments, Generally. Each Purchaser may at any time assign to one or more banks or other institutions (each an "ASSIGNEE") all or any portion of the Notes and/or Commitment of one or more Tranches held by such Purchaser or all or a portion of its rights under any relevant Participation Agreement, which Notes and/or Commitment need not be pro rata with respect to the Tranches (in an aggregate principal amount at least equal to $5,000,000 per assignment, and after giving effect to which such assignor Purchaser holds Notes of each Tranche (or an interest in a Participation Agreement) included in such assignment in an aggregate principal amount with respect to such Tranche, that is at least equal to $5,000,000), together, in each case, with a corresponding portion of the rights and obligations of such Purchaser under this Agreement and its Notes and/or Commitment (or the relevant Participation Agreement), and such Assignee shall purchase such Notes (or the relevant Participation Agreement, as the case may be), pursuant to an Assignment and Assumption Agreement substantially in the form of Exhibit E hereto signed by such Assignee and such transferor Purchaser, with (and subject to) the subscribed consent of the Administrative Agent and (except during the continuation of an Event of Default) of the Issuer or the Guarantor (which shall not be unreasonably withheld; it being understood that (x) a material increase in the economic burden on the Issuer or (y) a transfer of an interest in a Note to a competitor of the Issuer (in the reasonable judgment of the Issuer) would be a reasonable basis for withholding of consent, other than, with respect to clause (x) above, any such increase in economic burden that may result from the sale of a Participation by an Initial Tranche D Lender to a financial institution); provided no such consent shall be required if (i) an Assignee acquiring an interest in the Bank Note or a Tranche D Note is an Eligible Transferee (subject, in the case of an assignment by a Tranche D Lender, to any restrictions set forth in the applicable Tranche D Participation Agreement) or (ii) an Assignee of a Tranche D Commitment is a Tranche D Affiliate. When such instrument has been signed and delivered by all parties thereto (with required consents) and such Assignee has paid to such transferor Purchaser the purchase price agreed between them, such Assignee shall be a Purchaser party to this Agreement (or the relevant Participation Agreement) and shall have all the rights and obligations of a Purchaser, and the transferor Purchaser shall be released from its obligations hereunder (or the relevant Participation Agreement) to a corresponding extent, and no further consent or action by any party shall be required. Upon the consummation of any assignment pursuant to this subsection, the transferor Purchaser, the Administrative Agent, the Issuer and the Guarantor shall make appropriate arrangements so that, if required, new Notes are issued to the Assignee. In connection with any such assignment, the transferor Purchaser shall pay to the Administrative Agent an administrative fee for processing such assignment in the amount of $3,000. Any Purchaser may at any time assign all or any portion of its rights under this Agreement and its Notes (or the relevant Participation Agreement) to a Federal Reserve Bank of the United States; provided, however, that no such assignment shall release the transferor Purchaser from its obligations hereunder.

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         (d)      Limitations on Certain Costs. No Assignee, participant (other than a Tranche A Participant, a Tranche B Participant, Tranche C Participant or Tranche D Participant) or other transferee of any Purchaser's rights shall be entitled to receive any greater payment under Section 8.03 or 8.04 than such Purchaser would have been entitled to receive with respect to the rights transferred, unless such transfer is made (w) by a Tranche D Lender to an Eligible Transferee, (x) with the prior written consent of the Issuer or the Guarantor, (y) by reason of the provisions of Section 8.02, 8.03 or 8.04 requiring such Purchaser to designate a different Applicable Lending Office under certain circumstances or (z) (in the case of an assignment in accordance with Section 10.06(c) not requiring consent of the Issuer or Guarantor) at the time of such assignment no such difference in entitlement existed. Notwithstanding anything to the contrary in the immediately preceding sentence, each Tranche A Participant, each Tranche B Participant, each Tranche C Participant and each Tranche D Participant shall be entitled to the benefit of
Section 2.11; provided that no other participant shall be entitled to such benefits.

         (e) Maintenance of Registry. Each of the Issuer and the Guarantor hereby designates the Administrative Agent to serve as such Person's agent, solely for purposes of this Section 10.06(e), to maintain a register (the "REGISTER") on which the Administrative Agent will record the Notes purchased by each Purchaser and each repayment in respect of the principal amount of the Notes held by each Purchaser and to retain a copy of each Assignment and Assumption Agreement delivered to the Administrative Agent pursuant to this Section. Failure to make any such recordation, or any error in such recordation, shall not affect either the obligations of the Issuer or the Guarantor in respect of such Notes. The entries in the Register shall be presumed correct absent evidence to the contrary, and the Issuer, the Guarantor, the Agents and the Purchasers shall treat each Person in whose name a Note is registered as the owner thereof for all purposes of this Agreement, subject to the requirements of
Section 10.06(c). With respect to any Purchaser, the assignment or other transfer of the Notes of such Purchaser and the rights to the principal of, and interest on, any Note issued pursuant to this Agreement shall not be effective until such assignment or other transfer is recorded on the Register and, except to the extent provided in this Section 10.06(e), otherwise complies with Section 10.06, and prior to such recordation all amounts owing to the transferor Purchaser with respect to such Notes shall remain owing to the transferor Purchaser. The registration of assignment or other transfer of all or part of any Notes for a Purchaser shall be recorded by the Administrative Agent on the Register only upon the acceptance by the Administrative Agent of a properly executed and delivered Assignment and Assumption Agreement. The Administrative Agent may make provision for any Note to clear through Euroclear and Clearstream, provided that no assignment of such Note or any rights to any such Note shall be effective unless and until such assignment is recorded on the Register and otherwise complies with this Section 10.06(e). No participation may be sold in any Note held in Euroclear or Clearstream. The Register shall be available at the offices where kept by the Administrative Agent for inspection by the Issuer, the Guarantor and any Purchaser at any reasonable time upon reasonable prior notice to the Administrative Agent. The Issuer and the Guarantor may not replace any Purchaser pursuant to Section 8.06, unless, with respect to any Notes held by such Purchaser, the requirements of Section 10.06(c) have been satisfied.

         (f) Certain Additional Restrictions on Transfer. The parties hereto acknowledge that the Notes and any interests therein (each participation or other interest in a Note, a "NOTE INTEREST") are not and are not intended to be "securities" as defined in the Securities Act, and

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that the issuance, sale and transfer of the Notes and Note Interests are not intended to be subject to the provisions governing the issuance, sale and transfer of "securities" thereunder. Notwithstanding the foregoing, the Purchasers (including each Assignee and including, for this purpose, each Participant and each transferee of a Purchaser's, or Participant's interest in a Note, by its acceptance of such Note or interest therein) (each, for purposes of this Section 10.06(f) only, an "INTERESTHOLDER") hereby agree to the additional restrictions on transfer with respect to the Notes and Note Interests, without regard to whether the Notes or any Note Interests are "securities" as so defined.

                  (i) Each Interestholder understands that the Notes are being offered only in a transaction not involving any public offering within the meaning of the Securities Act, and that, if in the future such Interestholder decides to resell, pledge or otherwise transfer any of the Notes (or interests therein), such Notes (or interests therein) may be resold, pledged or transferred in compliance with this Agreement and only to the Issuer thereof or pursuant to an exemption from, or otherwise in compliance with, applicable securities laws.

                  (ii) Each Interestholder may hold its interests in any Note through Euroclear, Clearstream or another depository; provided no such Interestholder may sell any participations in the interest so held through a depository. It is acknowledged that neither Euroclear nor Clearstream will undertake to enforce the restrictions on transfer contained in this Section 10.06(f). Each Purchaser understands that the Notes will, unless otherwise agreed by the Issuer and the Interestholder thereof, bear a legend to the following effect:

                  THE INTERESTHOLDER HEREOF, BY PURCHASING THIS NOTE, AGREES FOR THE BENEFIT OF THE ISSUER THAT THIS NOTE MAY NOT BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TRANSFER RESTRICTIONS CONTAINED IN THE NOTE PURCHASE FACILITY AGREEMENT DATED AS OF AUGUST 10, 2001 AMONG TNL PCS S.A., TELE NORTE LESTE PARTICIPACOES S.A. AND THE PURCHASERS AND AGENTS REFERRED TO THEREIN, AS AMENDED FROM TIME TO TIME. WITHOUT LIMITATION OF THE FOREGOING, THE INTERESTHOLDER HEREOF ACKNOWLEDGES AND UNDERSTANDS THAT THIS NOTE IS NOT BEING REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR OTHER APPLICABLE SECURITIES LAWS.

                  (iii) Each Interestholder (i) represents that it is acquiring its Notes (or participations therein) solely for financing or investment purposes and not with a view toward, or for sale in connection with, any distribution thereof in contravention of applicable securities laws, has received and reviewed such information as it deems necessary to evaluate the merits and risks of its investment in the Notes, is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Notes, including a complete loss of its investment and (ii) agrees that it will not solicit offers for, or offer to sell, the Notes or participations therein, by any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act or any other securities law. Notwithstanding the above, each party hereto hereby acknowledges that ABN AMRO Bank N.V. (as the Initial Purchaser) may participate interests in the Notes to Tranche A Participants, Tranche B Participants, Tranche C Participants and Tranche D Participants.

         (g) Participation Agreements. Each of the Issuer and the Guarantor and each Agent hereby acknowledges receipt of (i) the Tranche A Participation Agreements and the rights and responsibilities granted or assumed by ABN AMRO Bank N.V., the Tranche A Participants and the other parties thereto, (ii) the Tranche B Participation Agreements and the rights and responsibilities granted or assumed by ABN AMRO Bank N.V., the Tranche B Participants and the other parties thereto, (iii) the Tranche C Participation Agreement and the rights and responsibilities granted or assumed by ABN AMRO Bank N.V., the Tranche C Participants and the other parties thereto and (iv) the Tranche D Participation Agreement and the rights and responsibilities granted or assumed by ABN AMRO Bank N.V., the Tranche D Participants and the other parties thereto.

         (h) Conversion of Tranche D Participation to Direct Tranche D Note. Each Tranche D Lender holding a Tranche D Participation shall have a one time right, on ten Business Days' prior written notice to the Administrative Agent and the Initial Purchaser, to elect to either (i) convert such Tranche D Participation (held through a Tranche D Participation Agreement) into a direct interest in its applicable Tranche D Note or (ii) convert its direct interest in its applicable Tranche D Note into a Tranche D Participation (held through a Tranche D Participation Agreement). In connection with any such election, such Tranche D Lender shall pay all out-of-pocket expenses of the Administrative Agent and the Initial Purchaser in effecting such conversion (including all reasonable fees and disbursements of counsel) up to a limit of $20,000, it being understood that any expenses in excess thereof shall be paid by the Issuer pursuant to Section 10.03. The Issuer and the Guarantor agree to cooperate reasonably with the Administrative Agent, the Initial Purchaser and such Tranche D Lender in effecting such conversion, including entering into any changes to the Collateral Documents as may be necessary in connection therewith.

         Section 10.07 No Reliance on Margin Stock. Each of the Purchasers represents to the Administrative Agent and each of the other Purchasers that it in good faith is not relying upon any "margin stock" (as defined in Regulation
U) as collateral in the extension or maintenance of the credit provided for in this Agreement.

         Section 10.08 Governing Law; Limited Submission to Jurisdiction; Limited Waiver of Immunity.

         (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Each of the parties hereto hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City solely for purposes of resolving any disputes arising out of this Agreement or any other Financing Document. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

         (b) Notwithstanding the foregoing, except as set forth in Section 10.12, nothing in this Section 10.08 shall constitute a waiver by any party of any substantive or procedural right or defense to any suit, action or proceeding not brought under this Section 10.08, and no party shall argue or assert in any forum that any agreement by a party not to assert or to waive any substantive or procedural right or defense under this Section 10.08 constitutes an agreement not to assert or to waive any substantive or procedural right or defense in any such other suit, action or proceeding.

         (c) The provisions of this Section 10.08 are for the sole and exclusive benefit of the parties hereto (including their respective successors and assigns as and to the extent provided for in this Agreement); and no term or provision hereof shall be construed to confer a benefit upon, or grant a right or privilege to, any other Person.

         Section 10.09 Counterparts; Integration; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement constitutes the entire agreement and understanding among the parties hereto and supersedes any and all prior agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective when the Administrative Agent has received, from each of the parties listed on the signature pages hereof, a counterpart hereof signed by such party or facsimile or other written confirmation satisfactory to the Administrative Agent confirming that such party has signed a counterpart hereof.

         Section 10.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BROUGHT UNDER SECTION 10.08(a) HEREOF.

         Section 10.11 Appointment of Agent for Service of Process. (a) Each of the Issuer and the Guarantor agrees that it shall, at all times while this Agreement remains in effect, maintain an agent for service of process in the Borough of Manhattan, New York City, State of New York. Each of the Issuer and the Guarantor hereby initially designates, appoints, authorizes and empowers as its agent for service of process, CT Corporation System (the "PROCESS AGENT") at its offices currently located at 111 Eighth Avenue, New York, New York 10011 to receive for and on behalf of the Issuer and the Guarantor service of any and all process, notices or other documents that may be served in any suit, action or proceeding relating to the Financing Documents in any New York State or Federal court sitting in The State of New York. Prior to terminating any appointment of any Process Agent appointed hereunder, the Issuer and the Guarantor shall ensure that a replacement Process Agent meeting the requirements set forth herein shall have accepted its appointment and evidence thereof shall have been provided to the Administrative Agent.

         (b) In lieu of service upon its agent, each of the Issuer and the Guarantor consents to process being served in any suit, action or proceeding relating hereto by mailing a copy thereof by overnight courier, postage prepaid, to its address designated pursuant to Section 10.01. Each of the Issuer and the Guarantor agrees that such service (1) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (2) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to it.

         (c) Nothing in this Section shall affect the right of any party hereto to serve process in any manner permitted by law, or limit any right that any party hereto may have to bring proceedings against any other party hereto in the courts of any jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

         Section 10.12 Waiver of Immunity. To the extent that any party has or hereafter may be entitled to claim or may acquire, for itself or any of its assets, any immunity from suit, jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations hereunder to the extent permitted by applicable law and, without limiting the generality of the foregoing, agrees that the waivers set forth in this Section shall be effective to the fullest extent now or hereafter permitted under the Foreign Sovereign Immunities Act of 1976 of the United States of America and are intended to be irrevocable for purposes of such Act.

         Section 10.13 Judgment Currency. If for the purposes of enforcing the obligations of the Issuer or the Guarantor hereunder it is necessary to convert a sum due from such Person in Dollars into another currency, the parties hereto agree, to the fullest extent that they may effectively do so under applicable laws, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent and the Purchasers could purchase Dollars with such currency at or about 11:00 A.M. (New York City time) on the Business Day preceding that on which final judgment is given. The obligations in respect of any sum due to the Administrative Agent and the Purchasers hereunder shall, notwithstanding any adjudication expressed in a currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by the Administrative Agent and the Purchasers of any sum adjudged to be so due in such other currency the Administrative Agent and the Purchasers may in accordance with normal banking procedures purchase Dollars with such other currency; if the amount of Dollars so purchased is less than the sum originally due to the Administrative Agent and the Purchasers in Dollars, each of the Issuer and the Guarantor agrees, to the fullest extent that it may effectively do so under applicable law, as a separate obligation and notwithstanding any such adjudication, to indemnify the Administrative Agent and the Purchasers against such loss, and if the amount of Dollars so purchased exceeds the sum originally due to the Administrative Agent and the Purchasers, the Administrative Agent or such Purchaser, as the case may be, shall remit such excess to the Issuer or the Guarantor, as applicable.

         Section 10.14 English Language. Any translation of this Agreement or any Note into another language shall have no interpretive effect. All documents or notices to be delivered pursuant to or in connection with this Agreement shall be in the English language, or, if any such document or notice is not in the English language, accompanied by an English translation thereof, and the English language version of any such document or notice shall control for purposes hereof.

         Section 10.15 Confidentiality. Each Agent, Purchaser and participant (by its acceptance of a participation in any Note) agrees to use commercially reasonable efforts to keep any information delivered or made available by the Issuer and the Guarantor pursuant to this Agreement or any other Financing Document confidential from anyone other than persons employed or retained by such Agent, Purchaser or participant who are engaged in evaluating, approving, structuring or administering the credit facility contemplated hereby and by the other Financing Documents; provided that nothing herein shall prevent any Agent, participant or Purchaser from disclosing such information (a) to any other Agent, Purchaser or participant, (b) to any other Person if reasonably necessary or desirable to the administration of the credit facility contemplated hereby, (c) upon the order of any court or administrative agency, provided that the party under such order shall make reasonable efforts to notify either the Issuer or the Guarantor, as the case may be, of such order, (d) upon the request or demand of any regulatory agency or authority, (e) which had been publicly disclosed other than as a result of a disclosure by any Agent, Purchaser or participant prohibited by this Agreement, (f) in connection with any litigation or proceeding to which any Agent, Purchaser or participant, its respective Subsidiaries or Parent may be a party, (g) to the extent necessary in connection with the exercise of any remedy hereunder, (h) to such Purchaser's, Agent's or participant's legal counsel and independent auditors, (i) to any direct or indirect contractual counterparty in swap agreements or such contractual counterparty's professional advisor and (j) to any provider of any Required Political Risk Policy. The right of any Purchaser (other than ABN AMRO Bank N.V. with respect to disclosures to Tranche A Participants, Tranche B Participants, Tranche C Participants and Tranche D Participants) to disclose any such information to any Assignee or participant is subject to the execution and delivery by such Person of a written agreement in favor of the Issuer and the Guarantor containing provisions substantially similar to those contained in this Section (and requiring such Person to be bound by such provisions).

         Section 10.16 Survival. All covenants, agreements, representations and warranties made by the Issuer and the Guarantor herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the Purchase of the Notes, regardless of any investigation made by any such other party or on its behalf and notwithstanding that any Agent or any Purchaser may have notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder or under any other Financing Document, and shall continue in full force and effect as long as the principal of or any accrued interest on any Note or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Commitments have not expired or terminated. The provisions of Sections 2.09, 8.03, 8.04,
10.03 , 10.04 and Article 7 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Notes, the expiration or termination of the Commitments, the resignation or removal of any Agent or the termination of this Agreement or any provision hereof.

         Section 10.17 Cooperation. If the Issuer so requests, the parties hereto agree to negotiate in good faith in order to consider certain alternative structures with respect to the Facility in order to improve the economic costs of the Facility for the Issuer. Such restructuring may include, among other components, (1) the substitution of the Issuer for a wholly-owned special-purpose Subsidiary of the Issuer incorporated outside of Brazil, (2) the guarantee of such

Subsidiary's obligations by the Issuer and the Guarantor, (3) appropriate collateral security being granted by such Subsidiary and the Issuer to the Purchasers, including such Subsidiary's share capital, and (4) the entering into of certain cross-currency swaps by such Subsidiary. Any such restructuring will not affect any Notes issued prior to the effectiveness of such restructuring, and no Purchaser shall be required to approve any such restructuring with respect to such Purchaser's Commitments or Tranche Interests.

         Section 10.18 Severability. In the event any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby, and the parties hereto will negotiate in good faith to amend this Agreement to replace the invalid, illegal or unenforceable provision with a valid provision that will approximate the intent of the replaced provision.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                      TNL PCS S.A., as Issuer

                                      By: ______________________________________
                                          Name: Jose Luis Magalhaes Salazar
                                          Title: Attorney-in-fact

                                      By: ______________________________________
                                          Name: Tarso Rebello Dias
                                          Title: Attorney-in-fact

                                   Address: Rua Lauro Muller 116, 22nd Floor
                                           Rio de Janeiro, RJ 22.290-900 Brazil
                                     Telephone: 55-21-3131-1209
                                     Facsimile: 55-21-3131-1166
                                     E-mail:    jls@telemar.com.br
                                     Attention: Jose Luis Salazar

State of New York   )
County of New York  ) ss.:

         Sworn before me this ___ day of August 2001.

                  ________________________________
                  Notary Public

                                      TELE NORTE LESTE PARTICIPACOES
                                        S.A., as Guarantor

                                      By: ______________________________________
                                          Name: Jose Luis Magalhaes Salazar
                                          Title: Attorney-in-fact

                                      By: ______________________________________
                                          Name: Tarso Rebello Dias
                                          Title: Attorney-in-fact

                                   Address: Rua Lauro Muller 116, 22nd Floor
                                           Rio de Janeiro, RJ 22.290-900 Brazil
                                     Telephone: 55-21-3131-1209
                                     Facsimile: 55-21-3131-1166
                                     E-mail:    jls@telemar.com.br
                                     Attention: Jose Luis Salazar

State of New York   )
County of New York  ) ss.:

         Sworn before me this ___ day of August 2001.

                  ________________________________
                  Notary Public

                                   ABN AMRO BANK N.V.,
                                      as Initial Purchaser, Administrative
                                      Agent, Tranche A Participation Agent,
                                      Tranche B Participation Agent, Tranche C
                                      Participation Agent, U.S. Collateral Agent and Book Runner

                                      By: ______________________________________
                                          Name:
                                          Title:

                                      By: ______________________________________
                                          Name:
                                          Title:
                                          Address:

                                          Telephone:
                                          Facsimile:
                                          E-mail:
                                          Attention:

                                          ______________________________________
                                          Witness
                                          ______________________________________
                                          Witness

State of New York   )
County of New York  ) ss.:

         Sworn before me this ___ day of August 2001.

                  ________________________________
                  Notary Public

                                      BANCO ABN AMRO REAL S.A.,
                                         as Brazilian Collateral Agent

                                      By: ______________________________________
                                          Name:
                                          Title:

                                      By: ______________________________________
                                          Name:
                                          Title:

                                      Address: Avenida Paulista, 1374
                                               Sao Paulo, 01310-916
                                       Telephone: 55-11-3174-7012
                                       Facsimile: 55-11-3174-7477
                                       E-mail: condrado.lautenberg@abnamro.com
                                       Attention: Conrado Lautenberg

State of New York   )
County of New York  ) ss.:

         Sworn before me this ___ day of August 2001.

                  ________________________________
                  Notary Public

                                      CHASE TRUST BANK,
                                         as Principal Paying Agent

                                      By: ______________________________________
                                          Name:
                                          Title:

                                          Address:

                                          Telephone:
                                          Facsimile:
                                          E-mail:
                                          Attention:

State of New York   )
County of New York  ) ss.:

         Sworn before me this ___ day of August 2001.

                  ________________________________
                  Notary Public

                                      NOKIA OYJ,
                                         as Tranche D Lender

                                      By: ______________________________________
                                          Name: Esa Kaunistola
                                          Title: Senior Legal Counsel

                                      Address: Keilalahdentie 4, FIN-02150 ESPOO
                                          Telephone:+358 7180 34327
                                          Facsimile: +358 7180 38842
                                          E-mail: esa.kaunistola@nokia.com
                                          Attention: Esa Kaunistola

State of New York   )
County of New York  ) ss.:

         Sworn before me this ___ day of July 2001.

                  ________________________________
                  Notary Public

                                      SIEMENS AG,
                                         as Tranche D Lender

                                      By: ______________________________________
                                          Name:
                                          Title:

                                      By: ______________________________________
                                          Name:
                                          Title:

                                      Address: SIEMENS AG
                                               SFS PEF 1 CRM
                                               D-81359 MUNICH
                                               GERMANY

                                      Telephone: 49-89-722-28045
                                      Facsimile: 49-89-722-41225
                                      Attention: Mrs. Bettina Wagner

                                      Account # SIEMENS AG
                                                Chase Manhattan Bank, New York
                                                SWIFT CODE: CHAUSUS 33
                                                Account No.: 910-4045-407
                                                Reference: for ICM, ARE 7277,
                                                Project "Telemar"

State of New York   )
County of New York  ) ss.:

         Sworn before me this ___ day of August 2001.

                  ________________________________
                  Notary Public

                                      ELECTRO BANQUE S.A.,
                                         as Tranche D Lender

                                      By: ______________________________________
                                          Name:
                                          Title:

                                      Address: ELECTRO BANQUE
                                               54 Rue La Boetie
                                               75008, Paris
                                               France

                                      Telephone: 33-1-4076-2531
                                      Facsmilie: 33-1-4076-2525
                                      Attention: Alain Poirier

                                      Account #: Alcatel
                                                 ABN AMRO Bank New York
                                                 Account No.: 4560 6034 4941
                                                 SWIFT CODE: ABNAUS33XXX

State of New York   )
County of New York  ) ss.:

         Sworn before me this ___ day of August 2001.

                  ________________________________
                  Notary Public

                                                                      SCHEDULE 1

                     BRAZILIAN PERMITTED INVESTMENTS - BANKS

                                   LOCAL BANKS

                              Banco ABC Brasil S.A.
                                 Banco Alfa S.A.
                            Banco America do Sul S.A.
                          Banco Barclays e Galicia S.A.
                          Banco BBA Creditanstalt S.A.
                                 Banco BBM S.A.
                      Banco Bilbao Vizcaya Argentaria S.A.
                       Banco Boavista InterAtlantico S.A.
                           Banco Bozano Simonsen S.A.
                               Banco Bradesco S.A.
                                  Banco Brascan
                              Banco CCF Brasil S.A.
                           Banco Chase Manhattan S.A.
                               Banco Citibank S.A.
                              Banco Credibanco S.A.
                         Banco de Credito Nacional S.A.
                              Banco do Brasil S.A.
                     Banco Europeu para America Latina S.A.
                        Banco Industrial e Comercial S.A.
                        Banco Inter American Express S.A.
                                 Banco Itau S.A.
                        Banco Mercantil de Sao Paulo S.A.
                             Banco Panamericano S.A.
                            Banco Real ABN AMRO S.A.
                                Banco Safra S.A.
                           Banco Santander Brasil S.A.
                                  Banco Santos
                           Banco Sudameris Brasil S.A.
                            Banco Sumitomo Brasileiro
                               Banco Unibanco S.A.
                              Banco Votorantim S.A.
                               Banco Wachovia S.A.
                                  Banespa S.A.
                                   BankBoston
                        Banque Nationale de Paris Brasil
                             Caixa Economica Federal
                       Credit Suisse First Boston Garantia
                               Deutsche Bank S.A.
                            Dresdner Bank Brasil S.A.
                              HSBC Bank Brasil S.A.
                                   Lloyds Bank
                                Multi Banco S.A.

                                 OFFSHORE BANKS

                               ABN-AMRO Bank N.V.
                 Banco Bilbao Vizcaya Argentaria, Nassau Branch
                                Banco Itau Europa
                                  Bank Austria
                                   Bank Boston
                              Bank of America, N.A
                                Bank of New York
                         Bankers Trust International PLC
                                   Banque CCF
                            Banque Nationale de Paris
                    Bayerische Hypotheken und Wechsel Bank AG
                       Bayerische Landesbank Girozentrale
                             Canadian Imperial Bank
                                  Citibank, N.A
                                  Comerica Bank
                                Deutsche Bank AG
                                  Dresdner Bank
                                    HSBC Bank
                      Istituto Bancario Sao Paolo di Torino
                            JPMorgan Securities Inc.
                                   Lloyds Bank
                                   Mellon Bank
                        Merrill Lynch Capital Corporation
                    Morgan Guaranty Trust Company of New York
                             Royal Bank of Scotland
                         Safra National Bank of New York
                                  Sumitomo Bank
                            The Chase Manhattan Bank
                                Wachovia Bank N.A
                      Westdeutsche Landesbank Girozentrale

                                  Schedule 1-2

                                                                      SCHEDULE 2

                          TRANSACTIONS WITH AFFILIATES

                                      NONE.

                                                                      SCHEDULE 3

                                 EXISTING LIENS

         Accounts Receivable pledged as collateral in connection with Debt owed to BNDES by each of the following Material Subsidiaries outstanding in the following amounts as of the date this Agreement:

Telecomunicacoes do Rio de Janeiro S.A.:                R$  582,715,900
Telecomunicacoes de Minas Gerais S.A.:                      209,900,615
Telecomunicacoes do Ceara S.A.:                              56,418,542
Telecomunicacoes da Bahia S.A.:                             109,872,782
Telecomunicacoes de Pernambuco S.A.:                        119,891,048
Telecomunicacoes do Espirito Santo S.A.:                     48,372,682
Telecomunicacoes do Maranhao S.A.:                           30,375,709
Telecomunicacoes do Para S.A.:                               72,823,291
-----------------------------------------------------------------------
Total:                                                  R$1,230,370,569

                                                                      SCHEDULE 4

                                 CONCESSION AREA

               CONCESSION AREA FOR THE RENDERING OF STFC SERVICES:

Region I (in accordance with the General Granting Plan approved by Decree no. 2.534, of April 2, 1998): geographic area corresponding to the territories of the States of Rio de Janeiro, Minas Gerais, Espirito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraiba, Rio Grande do Norte, Ceara, Piaui, Maranhao, Para, Amapa, Amazonas and Roraima, Brazil.

               CONCESSION AREA FOR THE RENDERING OF PCS SERVICES:

Region I (in accordance with the General Authorization Plan for the Mobile Personal Service approved by ANATEL Resolution no. 248, of December 19, 2000): geographic area corresponding to the territories of the States of Rio de Janeiro, Minas Gerais, Espirito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraiba, Rio Grande do Norte, Ceara, Piaui, Maranhao, Para, Amapa, Amazonas and Roraima, Brazil.

                                                                      SCHEDULE 5

                            TRANCHE A1-C PARTICIPANTS

                                                                    BANK NOTE              BANK NOTE
                                                                    ONE AMOUNT             TWO AMOUNT
                                                                    ----------             ----------
TRANCHE A1

Tranche A1 Participants:
         Banco Bilbao Vizcaya Argentaria, S.A.                    ----------             11,458,333.33
         BLAFCO - Boston Latin America Finance Company            ----------             11,458,333.33
         Citibank N.A. - International Banking Facility           ----------             11,458,333.33
         ING Bank N.V. - Curacao Branch                           11,458,333.33          ----------
         The Chase Manhattan Bank                                 ----------             11,458,333.33
         Societe Generale, New York Branch                        ----------             11,458,333.33
         Wachovia Bank N.A.                                       11,458,333.33          ----------
         ABB Structured Finance B.V.                               3,333,333.34          ----------
         Bayerische Landesbank Girozenrrale                       ----------             10,000,000.00
         Credit Agricole Indosuez                                 ----------              5,000,000.00
         Banco Lloyds TSB S/A - Cayman Islands Branch             ----------              6,666,666.66

Tranche A1 Non-Participated Interest:                             ----------             11,458,333.33
         ABN AMRO Bank N.V.

         TOTAL TRANCHE A1                                         26,250,000.00          90,416,666.64

TRANCHE A2

Tranche A2 Participants:
         Banco Bilbao Vizcaya Argentaria, S.A.                    ----------             11,458,333.33
         BLAFCO - Boston Latin America Finance Company            ----------             11,458,333.33
         Citibank N.A. - International Banking Facility           ----------             11,458,333.33
         ING Bank N.V. - Curacao Branch                           11,458,333.33          ----------
         The Chase Manhattan Bank                                 ----------             11,458,333.33
         Societe Generale, New York Branch                        ----------             11,458,333.33
         Wachovia Bank N.A.                                       11,458,333.33          ----------
         ABB Structured Finance B.V.                               3,333,333.34          ----------
         Bayerische Landesbank Girozenrrale                       ----------             10,000,000.00
         Credit Agricole Indosuez                                 ----------              5,000,000.00
         Banco Lloyds TSB S/A - Cayman Islands Branch             ----------              6,666,666.66

Tranche A2 Non-Participated Interest:                             ----------             11,458,333.33
         ABN AMRO Bank N.V.

         TOTAL TRANCHE A2                                         26,250,000.00          90,416,666.64

                                                                    BANK NOTE              BANK NOTE
                                                                    ONE AMOUNT             TWO AMOUNT
                                                                    ----------             ----------
TRANCHE B1

Tranche B1 Participants:
         Banco Bilbao Vizcaya Argentaria, S.A.                    ----------             10,833,333.33
         BLAFCO - Boston Latin America Finance Company            ----------             10,833,333.33
         Citibank N.A. - International Banking Facility           ----------             10,833,333.33
         ING Bank N.V. - Curacao Branch                           10,833,333.33          ----------
         The Chase Manhattan Bank                                 ----------             10,833,333.33
         Societe Generale, New York Branch                        ----------             10,833,333.33
         Wachovia Bank N.A.                                       10,833,333.33          ----------
         ABB Structured Finance B.V.                               3,333,333.33          ----------
         Safra National Bank of New York                          ----------              6,666,666.67
         Credit Agricole Indosuez                                 ----------              5,000,000.00
         Fortis Banque France S.A.                                 5,000,000.00          ----------
         Banco Lloyds TSB S/A - Cayman Islands Branch             ----------              6,666,666.67
         Landesbank Schleswig-Holstein Girozentrale               ----------              3,333,333.33

Tranche B1 Non-Participated Interest:                             ----------             10,833,333.33
         ABN AMRO Bank N.V.

         TOTAL TRANCHE B1                                         29,999,999.99          86,666,666.65

TRANCHE B2

Tranche B2 Participants:
         Banco Bilbao Vizcaya Argentaria, S.A.                    ----------             10,833,333.33
         BLAFCO - Boston Latin America Finance Company            ----------             10,833,333.33
         Citibank N.A. - International Banking Facility           ----------             10,833,333.33
         ING Bank N.V. - Curacao Branch                           10,833,333.33          ---------
         The Chase Manhattan Bank                                 ----------             10,833,333.33
         Societe Generale, New York Branch                        ----------             10,833,333.33
         Wachovia Bank N.A.                                       10,833,333.33          ----------
         ABB Structured Finance B.V.                               3,333,333.33          ----------
         Safra National Bank of New York                          ----------              6,666,666.67
         Credit Agricole Indosuez                                 ----------              5,000,000.00
         Fortis Banque France S.A.                                 5,000,000.00          ----------
         Banco Lloyds TSB S/A - Cayman Islands Branch             ----------              6,666,666.67
         Landesbank Schleswig-Holstein Girozentrale               ----------              3,333,333.33

Tranche B2 Non-Participated Interest:                                                    10,833,333.33
         ABN AMRO Bank N.V.

         TOTAL TRANCHE B2                                         29,999,999.99          86,666,666.65

                                  Schedule 1-2

                                                                    BANK NOTE              BANK NOTE
                                                                    ONE AMOUNT             TWO AMOUNT
                                                                    ----------             ----------
TRANCHE B3

Tranche B3 Participants:
         Banco Bilbao Vizcaya Argentaria, S.A.                    ----------             10,833,333.33
         BLAFCO - Boston Latin America Finance Company            ----------             10,833,333.33
         Citibank N.A. - International Banking Facility           ----------             10,833,333.33
         ING Bank N.V. - Curacao Branch                           10,833,333.33          ----------
         The Chase Manhattan Bank                                 ----------             10,833,333.33
         Societe Generale, New York Branch                        ----------             10,833,333.33
         Wachovia Bank N.A.                                       10,833,333.33          ----------
         ABB Structured Finance B.V.                               3,333,333.33          ----------
         Safra National Bank of New York                          ----------              6,666,666.66
         Credit Agricole Indosuez                                 ----------              5,000,000.00
         Fortis Banque France S.A.                                 5,000,000.00          ----------
         Banco Lloyds TSB S/A - Cayman Islands Branch             ----------              6,666,666.67
         Landesbank Schleswig-Holstein Girozentrale               ----------              3,333,333.34

Tranche  B3 Non-Participated Interest                                                    10,833,333.33
         ABN AMRO Bank N.V.

         TOTAL TRANCHE B3                                         29,999,999.99          86,666,666.65

TRANCHE C

Tranche C Participants:
         Banco Bilbao Vizcaya Argentaria, S.A.                    ----------              7,083,333.35
         BLAFCO - Boston Latin America Finance Company            ----------              7,083,333.35
         Citibank N.A. - International Banking Facility           ----------              7,083,333.35
         ING Bank N.V. - Curacao Branch                            7,083,333.35          ----------
         The Chase Manhattan Bank                                 ----------              7,083,333.35
         Societe Generale, New York Branch                        ----------              7,083,333.35
         Wachovia Bank N.A.                                        7,083,333.35          ----------
         ABB Structured Finance B.V.                               3,333,333.33          ----------
         Credit Agricole Indosuez                                 ----------              5,000,000.00
         Credit Suisse First Boston (Bahamas) Ltd.                ----------             20,000,000.00
         Banco Lloyds TSB S/A - Cayman Islands Branch             ----------              6,666,666.67
         General Electric Capital Corporation                     ----------             25,000,000.00

Tranche C Non-Participated Interest:
         ABN AMRO Bank N.V.                                                               7,083,333.35

         TOTAL TRANCHE C                                          17,500,000.03          99,166,666.77

                                  Schedule 1-3

                                                                      SCHEDULE 6

                              LIST OF SUBSIDIARIES

Telecomunicacoes do Rio de Janeiro S.A.
Telecomunicacoes de Minas Gerais S.A.
Telecomunicacoes do Espirito Santo S.A.
Telecomunicacoes da Bahia S.A.
Telecomunicacoes de Sergipe S.A.
Telecomunicacoes de Alagoas S.A.
Telecomunicacoes de Pernambuco S.A.
Telecomunicacoes da Paraiba S.A.
Telecomunicacoes do Rio Grande do Norte S.A.
Telecomunicacoes do Ceara S.A.
Telecomunicacoes do Piaui S.A.
Telecomunicacoes do Maranhao S.A.
Telecomunicacoes do Para S.A.
Telecomunicacoes do Amapa S.A.
Telecomunicacoes do Amazonas S.A.
Telecomunicacoes de Roraima S.A.

                                                                      SCHEDULE 7

                             TERMS OF SUBORDINATION

         This schedule sets forth the terms and conditions of the subordination of intercompany Debt incurred by the Issuer or the Guarantor as permitted by the Agreement. Provisions to this effect shall be included or incorporated in all agreements and instruments governing and evidencing intercompany Debt of the Issuer and the Guarantor.

1. General. To the extent and in the manner set forth herein, at any time when any Default (with respect to Debt owed by the Issuer) or Event of Default (with respect to Debt owed by the Guarantor) shall have occurred and be continuing, the payment of the principal of and interest on any Debt of (i) the Guarantor owed to any Subsidiary (other than the Issuer) of either the Issuer or the Guarantor or (ii) the Issuer owed to any Subsidiary of either the Issuer or the Guarantor (collectively, "Subordinated Debt" and the Guarantor or the Issuer, as obligor on the Subordinated Debt, the "Debtor") and other amounts payable on or in respect thereof (whether in respect of principal, interest, premium, fees, indemnities, commissions or otherwise) shall be absolutely and unconditionally postponed and expressly made subordinate and subject to the prior payment in full of the Notes and all other amounts payable to the Purchasers pursuant to this Agreement and the other Financing Documents (collectively, the "Senior Debt Obligations"). Each holder of Subordinated Debt (each, a "Subordinated Lender") shall agree that, at any time when any Default (with respect to Debt owed by the Issuer) or Event of Default (with respect to Debt owed by the Guarantor) shall have occurred and be continuing, it will not ask, demand, sue for, take or receive from the Debtor, by set-off or in any other manner, or retain, payment (in whole or in part) of the Subordinated Debt, or any security therefor, unless and until all of the Senior Debt Obligations have been fully and finally paid, satisfied and discharged. Each Subordinated Lender shall direct the Debtor to make, and the Debtor shall make, such prior payment of the Senior Debt Obligations.

2. No Acceleration of Subordinated Debt. Each Subordinated Lender shall agree that, until the indefeasible payment in full of the Senior Debt Obligations, neither the principal of nor interest on any Subordinated Debt shall be accelerated due to any default or otherwise.

3.       No Proceedings Against Debtor; No Collateral. Each Subordinated
Lender shall agree that, until the indefeasible payment in full of the Senior Debt Obligations, it will not, whether or not any default shall exist under any Transaction Document, (a) commence any proceeding against the Debtor in bankruptcy, insolvency or receivership, (b) take any collateral security, guaranty or other assurance for the Subordinated Debt or (c) otherwise exercise any remedy for the recovery of any Subordinated Debt.

4.       Payment of Amounts Received by Subordinated Lenders. Each
Subordinated Lender shall agree that, at any time when any Default (with respect to Debt owed by the Issuer) or Event of Default (with respect to Debt owed by the Guarantor) shall have occurred and be continuing, in the event that it receives any payment or distribution of assets by or on behalf of the Debtor on account or in respect of the Subordinated Debt, the Subordinated Lender shall hold such assets as property of the Purchasers and for their benefit and, promptly after receipt thereof, shall pay over or deliver to the Administrative Agent such distribution or payment in precisely the form received (except for the endorsement or assignment by the Subordinated Lender where necessary) for application in accordance with the Financing Documents. In the event of the failure of the Subordinated Lender to make any such endorsement or assignment, the Administrative Agent shall be irrevocably authorized and empowered by and on behalf of each Subordinated Lender to effect the same.

5. Payment Upon Dissolution, Etc. Each Subordinated Lender shall agree that, in the event of (a) any insolvency or bankruptcy case, or proceeding, arrangement, reorganization or similar event in connection therewith, relative to the Debtor and its creditors as such, or to its assets, or (b) any liquidation, dissolution or other winding up of the Debtor, or any equivalent or analogous procedure under the laws of any jurisdiction in which the Debtor is incorporated, domiciled or resident or carries on business or has assets, or (c) any assignment for the benefit of creditors or other marshaling of assets and liabilities of the Debtor, the Purchasers shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Debt Obligations before any Subordinated Lender shall be entitled to receive any payment on account of the Subordinated Debt and, to that end, any payment or distribution of any kind or character which may be payable or deliverable in respect of the Subordinated Debt in any such event shall instead be paid or delivered to the Purchasers or their representatives for application to the Senior Debt Obligations, whether or not then due, until such time as the Senior Debt Obligations shall have been fully and indefeasibly paid and satisfied in accordance with the Financing Documents. Each Subordinated Lender additionally agrees to instruct the trustee in bankruptcy, liquidator, assignee or other person distributing the assets of the Debtor or their proceeds to pay distributions on the Subordinated Debt to the Purchasers until the Senior Debt is indefeasibly paid in full.

6. Authorizations to the Administrative Agent. Each Subordinated Lender, at any time when any Default (with respect to Debt owed by the Issuer) or Event of Default (with respect to Debt owed by the Guarantor) shall have occurred and be continuing, (a) shall irrevocably authorize and empower (without imposing any obligations on) the Administrative Agent to demand, sue for, collect, receive and grant receipt for all payments and distributions on or in respect of its Subordinated Debt which are required to be paid or delivered to the Purchasers as provided herein, and to file and prove all claims therefor and take all such other action, in the name of the Subordinated Lender or otherwise, as the Administrative Agent may determine to be necessary or desirable for the enforcement of these subordination in accordance with the Financing Documents,
(b) shall irrevocably authorize and empower (without imposing any obligation) the Administrative Agent to vote the Subordinated Debt (including, without limitation, voting the Subordinated Debt in favor of or in opposition to any matter which may come before any meeting of creditors of the Debtor generally or in connection with, or in anticipation of, any insolvency, liquidation, reorganization, "concordata," or bankruptcy case or proceeding, or any proceeding under any laws relating to the relief of debtors, readjustment of indebtedness, arrangements, compositions or extensions relative to the Debtor) in such manner as the Administrative Agent shall instruct or otherwise in accordance with the Financing Documents, and (c) shall agree to execute and deliver to the Administrative Agent all such further instruments confirming the above authorization, and all such powers of attorney, proofs of claim, assignments of claim and other instruments, and to take all such other action, as may be requested by it in order to enable it to enforce all claims upon or in respect of the Subordinated Debt.

                                       7-2

7. No Waiver; Modification to Senior Debt. Each Subordinated Lender shall agree that no failure on the part of the Purchasers, acting through their representatives or the Administrative Agent, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof by them, nor shall any single or partial exercise of any right, remedy or power hereunder preclude any other or future exercise by the Administrative Agent or the Purchasers or their representatives of any other right, remedy or power. Each and every right, remedy and power granted to the Purchasers and their respective representatives, or allowed them by applicable law or other agreement shall be cumulative and not exclusive, and may be exercised by the Administrative Agent or their respective representatives, from time to time.

Each Subordinated Lender shall agree that, at any time, without the consent of or notice to such Subordinated Lender, without incurring responsibility or liability to such Subordinated Lender and without impairing or releasing the subordination provided herein or the obligations of the Subordinated Lenders hereunder, the Purchasers in accordance with the Financing Documents, may, to the extent otherwise provided by applicable law, do any one or more of the following: (a) change the manner, place or terms of payment of or extend the time of payment of, or renew or alter, Senior Debt Obligations or any collateral security or Guaranty therefor, or otherwise amend or supplement in any manner the Senior Debt Obligations or any instruments evidencing the same or any Financing Document; (b) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing the Senior Debt Obligations;
(c) release any Person liable in any manner for the Senior Debt Obligations; and
(d) exercise or refrain from exercising any rights against the Debtor and any other Person; and (e) assign and transfer the Senior Debt Obligations in accordance with the Financing Agreement.

8. Subrogation. Each Subordinated Lender shall agree that, subject to the indefeasible payment in full of all Senior Debt Obligations, it shall be subrogated to the rights of the Purchasers to receive distribution of assets of the Debtor, or payments by or on behalf of the Debtor, made on the Senior Debt Obligations, until Subordinated Debt shall be paid in full. For purposes of such subrogation, no payments or distributions to the Purchasers by the Subordinated Lenders pursuant to the provisions hereof of any cash, property or securities to which the Subordinated Lenders would be entitled except for the provisions hereof shall, as among the Debtor, its creditors other than the Purchasers and the Subordinated Lenders, be deemed to be a payment or distribution by the Debtor on account of the Senior Debt Obligations.

9. Benefit of Subordination Provisions. Nothing contained herein shall impair, as among the Debtor, its creditors other than the Purchasers and the Subordinated Lenders, the obligation of the Debtor, to pay the principal of and interest on the Subordinated Debt as and when the same shall become due and payable in accordance with the terms thereof or affect the relative rights against the Debtor of the Subordinated Lenders and creditors of the Debtor other than the Purchasers.

10. Immediate Recourse. Each Subordinated Lender shall waive any right it may have of first requiring the Purchasers (or any agent on their behalf) to proceed against or enforce any other right or security or claim payment from any Person before claiming the benefit of these terms and conditions of Subordinated Debt. The Purchasers (or any agent on their behalf) may refrain from applying or enforcing any money, rights or security.

11. Further Assurances. Each Subordinated Lender shall agree that it will, at its own cost, take any further action as the Administrative Agent may reasonably request in order to carry out

                                       7-3
more fully the intent and purpose of these subordination provisions. Additionally, if the Purchasers are not entitled to do any of the things provided for in these subordination provisions, each Subordinated Lender agrees to do so on their behalf, in good time, and as directed by the Administrative Agent.

                                       7-4

                                                                      SCHEDULE 8

                          LIST OF MATERIAL SUBSIDIARIES

AMOUNTS IN BRL MILLION

-------------------------------------------------------------------------------------------------------------------
Dated as of June 30, 2001    TRJ                TMG               TES              TBA                TPE
-------------------------------------------------------------------------------------------------------------------
Net Revenues              1,359,959  28.25%  1,080,596  22.45%  218,199  4.53%    542,410  11.27%    326,824  6.79%
Total Assets              6,210,826  29.81%  3,761,557  18.06%  749,317  3.60%  2,001,662   9.61%  1,311,089  6.29%
-------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Dated as of June 30,2001      TCE               TMA               TPA             TNL - Consolidated
----------------------------------------------------------------------------------------------------
Net Revenues                 267,294  5.55%   123,566   2.57%   198,130   4.12%      R$4,813,419
Total Assets               1,167,343  5.60%   635,410   3.05%   967,082   4.64%     R$20,832,951
----------------------------------------------------------------------------------------------------

---------------------------------------------------------
Dated as of June 30, 2001     MATERIAL SUBSIDIARIES/TOTAL
---------------------------------------------------------
Net Revenues                R$4,116,978         85.53%
Total Assets               R$16,804,286         80.66%
---------------------------------------------------------

MATERIAL SUBSIDIARIES:    TRJ    Telecomunicacoes do Rio de Janeiro S/A
                          TMG    Telecomunicacoes de Minas Gerias S/A
                          TES    Telecomunicacoes do Espirito Santo S/A
                          TBA    Telecomunicacoes da Bahia S/A
                          TPE    Telecomunicacoes de Pernambuco S/A
                          TCE    Telecomunicacoes do Ceara S/A
                          TMA    Telecomunicacoes do Maranhao S/A
                          TPA    Telecomunicacoes do Para S/A

                                                                      APPENDIX 1

                                   DEFINITIONS

         "ABN AMRO" means ABN AMRO Bank N.V.

         "ACTUAL CONTRACT VALUE" means, with respect to the Supply Contract of each Supplier, as of any date, such Supplier's aggregate Contract Amount and Related Cost Amount funded as of such date pursuant to Purchases hereunder.

         "ADMINISTRATIVE AGENT" means ABN AMRO Bank N.V. in its capacity as administrative agent for the Purchasers hereunder.

         "ADMINISTRATIVE AGENT'S JURISDICTION" means Amsterdam, the Netherlands, or New York, New York or such other jurisdiction as the Administrative Agent may designate by notice to the Issuer, the Guarantor, the other Agents and the Purchasers, provided that no such designation may occur in the event that such designation would be materially disadvantageous to the Purchasers.

         "AFFECTED PURCHASER" has the meaning set forth in Section 8.06.

         "AFFILIATE" means, with respect to a specified Person (i) another Person that directly, or indirectly through one or more intermediaries, controls the specified Person (a "CONTROLLING PERSON") or (ii) another Person which is controlled by or is under common control with a Controlling Person. As used in this definition, the term "CONTROL" means possession, directly or indirectly, of the power to vote 20% or more of any class of voting securities of a Person or to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, provided, however, that, with respect to Telemar Participacoes S.A., the term "CONTROL" shall be deemed to apply to any Person possessing, directly or indirectly, 5% or more of the voting shares thereof.

         "AGENTS" means the Administrative Agent, the Brazilian Collateral Agent, the U.S. Collateral Agent, the Principal Paying Agent, the Participation Agents and the Book Runner, collectively.

         "AGGREGATE BANK PORTION" means, with respect to each Supplier's Aggregate Financing, the portion thereof being funded through Tranches A1 through C of this Facility, in the following respective amounts:

Nokia Lenders:        $410,000,000

Siemens Lenders:      $155,000,000

Alcatel Lenders:      $135,000,000

         "AGGREGATE FINANCING" means, with respect to each Supplier, a financing arrangement encompassed by this Facility in respect of the Maximum Contract Value and the Working Capital Amount of such Supplier in the following respective amounts:

Nokia Supplier:       $835,000,000

Siemens Supplier:     $315,000,000

Alcatel Supplier:     $275,000,000

          "AGGREGATE PRI PAYMENT" means the aggregate principal amount under the Notes paid by the Political Risk Insurers to the Tranche B Insureds under the terms of each Required Political Risk Policy.

         "AGGREGATE TRANCHE D ALLOCATION AMOUNT" means, with respect to any Tranche D Participant, as of any date, the sum of all Tranche D Allocation Amounts with respect to all Tranche D Notes attributable to such Tranche D Participant as of such date.

         "AGGREGATE TRANCHE D COMMITMENT" has the meaning set forth in Section 2.01(a).

         "AGREEMENT" has the meaning set forth in the preamble hereto.

         "ALCATEL" means Alcatel, a corporation organized under the laws of France.

         "ALCATEL LENDERS" means, collectively, the Initial Alcatel Lenders and all Assignees who acquire an interest in the Tranche D - Alcatel Note in accordance with the terms and conditions of this Agreement and the respective Tranche D Participation Agreement.

                                    Appendix

         "ALCATEL SUPPLIER" means, collectively, the respective named contractors and suppliers parties to the Alcatel Supply Contract, and their respective permitted successors and assigns.

         "ALCATEL SUPPLY CONTRACT" means the Private Agreement for Sale of Goods and Rendering of Services, dated July 6, 2001, among TNL PCS S.A., Tele Norte Leste Participacoes, S.A. and Alcatel Telecomunicacoes S.A. (Contrato No. VPF/SUP/0XX-2001) and each other contract or agreement identified as an Alcatel Supply Contract from time to time by joint notice from the Issuer and the Initial Alcatel Lender.

         "ALTERNATIVE BASE RATE" means, for any day, a rate per annum equal to the higher of (i) the Prime Rate for such day minus 1.50% and (ii) the Federal Funds Rate for such day minus 1.0%.

         "ALTERNATIVE RATE" means, for any day, a rate per annum equal to the Alternative Base Rate plus the Margin (subject to a minimum Margin of 3.30% per annum and a maximum Margin of 5.50% per annum, and provided that such maximum rate shall not limit any amount that any Purchaser may be entitled to receive under Sections 2.05(b), 2.09 or 2.11 or Article 8).

         "ANATEL" means the Agencia Nacional de Telecomunicacoes, the regulatory agency responsible for regulating all telecommunications services in Brazil.

         "APPLICABLE LENDING OFFICE" means, with respect to any Purchaser, its office, branch or Affiliate located at its address set forth on the signature pages hereof (or, in the case of a Participant on the signature pages of the relevant Participation Agreement) or such other office, branch or Affiliate of such Purchaser as it may hereafter designate by notice to the Issuer, the Guarantor and the Administrative Agent.

         "ARRANGERS" means ABN AMRO, BankBoston N.A., BBVA Securities Inc., Citibank/Salomon Smith Barney, ING, J.P. Morgan/Chase, Societe Generale and Wachovia Securities Inc.

         "ASSET SALE" means any sale, lease or other disposition by the Issuer, any Subsidiary of the Issuer, the Guarantor or any Material Subsidiary of any asset, including any sale-leaseback transaction, whether or not involving a capital lease, but excluding:

         (i) dispositions of (A) inventory (including handsets and related accessories), (B) cash, cash equivalents and other cash management investments and (C) obsolete, unused or unnecessary equipment, in each case in the ordinary course of business;

         (ii) dispositions to the Issuer, the Guarantor or a Specified Wholly-Owned Subsidiary of the Issuer;

         (iii) the grant of leases or sub-leases to other Persons not materially interfering with the conduct of the business of the Issuer, the Guarantor or any of its Subsidiaries, provided that (i) the Issuer, the Guarantor or such Subsidiary retains the right to use, and does so use, such leased or sub-leased assets in its business and (ii) each lessee or sub-lessee agrees to subordinate its interest in such lease or sub-lease to the Brazilian Collateral Agent, on behalf of the holders

                                    Appendix
of Secured Debt, pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent;

         (iv) any disposition of assets not otherwise excluded pursuant to clauses (i)-(iii) above to the extent that the fair market value of all such assets disposed of in any Fiscal Year does not exceed $10,000,000; and

         (v)      any merger, consolidation or asset transfer permitted under
Section 5.07(a).

         "ASSIGNEE" has the meaning set forth in Section 10.06(c).

         "BANK COMMITMENT" means, collectively, the Tranche A1 Commitment, the Tranche A2 Commitment, the Tranche B1 Commitment, the Tranche B2 Commitment, the Tranche B3 Commitment and the Tranche C Commitment.

         "BANK NOTE ONE" has the meaning set forth in Section 2.01(d).

         "BANK NOTE ONE ALLOCATION METHOD" has the meaning set forth in Section 2.01(d)(ii).

         "BANK NOTE TWO" has the meaning set forth in Section 2.01(d).

         "BANK NOTES" means, collectively, Bank Note One and Bank Note Two.

         "BANK VOTING INTERESTS" means, as of any date, (a) the aggregate principal amount of the Tranche A Participations, the Tranche B Participations (minus the Aggregate PRI Payment made as of such date) and the Tranche C Participations (representing Voting Interests of the Tranche A Participants, Tranche B Participants and Tranche C Participants, respectively, and, in each such case, the applicable Initial Purchaser Voting Interest, which shall represent a Voting Interest of the Initial Purchaser), and (b) the Aggregate PRI Payment made as of such date (which shall represent a Voting Interest of each Political Risk Insurer in accordance with its pro rata share thereof), in each case (i) including the principal amount of any undrawn Commitments and each Purchase related to such Commitments and (ii) excluding any such principal amount (A) beneficially held by any Non-Voting Person, (B) guaranteed by any Non-Voting Person, except pursuant to any guarantee by the Issuer or its Affiliates set forth in, or required by, the Financing Documents or (C) subject to any voting agreement or other requirement to consult with, or take direction from, any Non-Voting Person with respect to any proposed vote under the Financing Documents.

         "BNDES" means Banco Nacional de Desenvolvimento Economico e Social, the Brazilian national development bank.

         "BOOK RUNNER" means ABN AMRO Bank N.V.

         "BRAZIL" means the Federative Republic of Brazil and any agency, authority or instrumentality thereof.

         "BRAZILIAN COLLATERAL AGENT" means Banco ABN AMRO Real S.A., in its capacity as Brazilian Collateral Agent for the Secured Parties.

                                    Appendix

         "BRAZILIAN PERMITTED INVESTMENTS" means (i) direct obligations of Brazil, (ii) direct obligations of any agency or instrumentality thereof (including the Central Bank) to the extent such obligations are fully backed by the full faith and credit of Brazil, (iii) deposits with, including certificates of deposit issued by, the banks listed on Schedule 1 hereto and any additional internationally recognized, financially sound and responsible financial institution in Brazil proposed in writing by the Issuer to the Administrative Agent from time to time and not rejected on reasonable grounds by the Administrative Agent within five days after such notice, (iv) repurchase agreements with respect to securities described in clause (i) or (ii) above entered into with an office of a bank or trust company referred to in clause
(iii) above, (v) shares and/or quotas of any money market or mutual fund substantially all of the assets of which are invested in securities and instruments of the types set forth in clauses (i) through (iv) above and (vi) securities and instruments substantially similar to those described in clauses
(i) through (v) above and approved in writing by the Administrative Agent from time to time.

         "BRAZILIAN SPECIAL PURPOSE ACCOUNT" means the account established by the Issuer with the Depositary (as defined in the Special Purpose Account Pledge Agreement) and maintained in the name of the Issuer pursuant to the Special Purpose Account Pledge Agreement and identified in writing by the Brazilian Collateral Agent to the Issuer, the Collateral Agent and the Administrative Agent as the "Brazilian Special Purpose Account."

         "BUSINESS DAY" means any day except a Saturday, Sunday or other day on which commercial banks in the Administrative Agent's Jurisdiction, New York City, Sao Paulo, Rio de Janeiro and London are authorized or required by law to close.

         "CENTRAL BANK" means Banco Central do Brasil or any successor thereof.

         "CHANGE OF CONTROL" shall mean either (a) the failure of the Guarantor to beneficially own, free of Liens, directly or indirectly, at least 70% of each of the voting capital stock and any non-voting capital stock of the Issuer, or
(b) the failure of the Guarantor to possess the power to elect a majority of the members of the Board of Directors or any similar governing body of the Issuer.

         "CLEARSTREAM" means Clearstream Banking, societe anonyme.

         "CLOSING" has the meaning set forth in Section 2.02(a).

         "CLOSING DATE" has the meaning set forth in Section 2.02(a).

         "COLLATERAL" means any collateral subject to any of the Collateral Documents.

         "COLLATERAL DOCUMENTS" means the Equipment Pledge Agreement, the Mortgage Deeds, the Special Purpose Account Pledge Agreement, the Supplier Account Pledge Agreement, the Security Agreement and any other security agreements or mortgages delivered pursuant to the Financing Documents, including the provisions of Sections 5.18 and 5.19 hereof, and any instruments of collateral assignment or other similar agreements executed pursuant to the foregoing.

                                    Appendix

         "COMMITMENT" means, without duplication, (i) as to the Initial Purchaser, the obligation, on and subject to the terms and conditions of this Agreement, including but not limited to Section 2.01(f) hereunder, to make Purchases in the aggregate principal amount up to but not exceeding the Initial Purchaser Commitment, (ii) as to each Tranche D Lender, the obligation, on and subject to the terms and conditions of the Agreement, to make Purchases in the aggregate principal amount of its respective Tranche D Commitment and (iii) as to each other Purchaser, the obligation, on and subject to the terms and conditions of this Agreement, to make Purchases in the aggregate principal amount specified opposite its name on the signature pages of the relevant Participation Agreement or Assignment and Assumption Agreement (the latter substantially in the form set forth in Exhibit E hereto).

         "COMMITMENT REDUCTION" means a mandatory reduction of Commitments pursuant to Section 2.04(b) or an optional reduction of Commitments pursuant to
Section 2.07(a).

         "COMMITMENT REDUCTION AMOUNT" has the meaning set forth in Section 2.04(b).

         "COMMITMENT TERMINATION DATE" has the meaning set forth in Section 2.01(g).

         "CONCESSION" means a concession or an authorization granted by ANATEL to any of the Issuer, the Guarantor, the Material Subsidiaries and the STFC Subsidiaries to provide telecommunications services in the Concession Area pursuant to, inter alia, the concession agreements entered into between ANATEL and the STFC Subsidiaries for the rendering of Servico Telefonico Fixo Comutado
(STFC) and the Authorization Term, dated March 12, 2001, between ANATEL and the Issuer, which authorizes the Issuer to provide Servico Movel Pessoal (PCS).

         "CONCESSION AGREEMENT" means the concession agreements and the Authorization Term entered into by the Issuer, the Guarantor, a Material Subsidiary or an STFC Subsidiary and ANATEL pursuant to which ANATEL has granted a Concession to the Issuer, the Guarantor, the Material Subsidiary or the STFC Subsidiary.

         "CONCESSION AREA" means the geographic areas in which the Issuer, the Guarantor, the Material Subsidiaries and the STFC Subsidiaries have the right to offer telecommunications services pursuant to applicable Concessions, as set forth in Schedule 4 hereto.

         "CONSOLIDATED DEBT" means, at any date, the total amount of Debt of the Guarantor and its Consolidated Subsidiaries.

         "CONSOLIDATED DEBT TO EBITDA RATIO" means, as of the last day of any Fiscal Quarter, the ratio of (i) Consolidated Debt to (ii) Consolidated EBITDA for the four consecutive Fiscal Quarters ending on such day, each determined at such day.

         "CONSOLIDATED EBITDA" means, for any period of four consecutive Fiscal Quarters, Consolidated Net Income for such period plus, to the extent deducted in determining Consolidated Net Income for such period, the aggregate amount of
(i) Consolidated Interest Expense, (ii) taxes based upon income and (iii) depreciation, amortization and other similar non-cash charges.

                                    Appendix

         "CONSOLIDATED EBITDA TO CONSOLIDATED INTEREST EXPENSE RATIO" means, as of the last day of any Fiscal Quarter, the ratio of (i) Consolidated EBITDA for the four consecutive Fiscal Quarters ending on such day to (ii) Consolidated Interest Expense for the four consecutive Fiscal Quarters ending on such day.

         "CONSOLIDATED INTEREST EXPENSE" means, for any period, the interest expense of the Guarantor and its Consolidated Subsidiaries.

         "CONSOLIDATED NET INCOME" means, for any period, the net income of the Guarantor and its Consolidated Subsidiaries, determined on a consolidated basis for such period, adjusted to exclude the effect of any extraordinary or other non-recurring gain or extraordinary or other non-recurring loss.

         "CONSOLIDATED REVENUES" means, for any period the net revenues of the Guarantor and its Consolidated Subsidiaries, as determined in accordance with GAAP.

         "CONSOLIDATED SUBSIDIARIES" means, with respect to any Person, at any date, those Subsidiaries or other entities the accounts of which would be consolidated with those of such Person in its consolidated financial statements if such statements were prepared as of such date.

         "CONTRACT AMOUNT" has the meaning set forth in Section 2.01(b)(i).

         "DEBT" of any Person means, at any date, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person to pay the deferred purchase price of property or services, except trade and commercial accounts payable arising in the ordinary course of business and repaid within 90 days of the provision of such property or services and except obligations arising under indefeasible rights of use and other telecommunications capacity agreements entered into in the ordinary course of business, (iv) all obligations of such Person as lessee which are capitalized (or, if such Person is not governed by GAAP, would be capitalized) in accordance with GAAP, (v) all obligations (whether or not contingent) of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit, performance bond or similar instrument (collectively in this definition, "TRADE LETTERS OF CREDIT"), (vi) all capital stock of such Person or any of its Subsidiaries that, by its terms is mandatorily redeemable or subject to repurchase or a sinking fund on or before December 31, 2009, (vii) all Debt pursuant to any of the foregoing clauses secured by a Lien on any asset of such Person, whether or not such Debt is otherwise a Debt of such Person (and to the extent not otherwise included in items (i) through (vi) above), and (viii) all Guaranties by such Person of Debt of another Person (each such Guaranty to constitute Debt in an amount equal to the amount of such other Person's Debt guaranteed thereby to the extent not otherwise included in items (i) through
(vii)).

         "DEFAULT" means any condition or event which constitutes an Event of Default or which with the giving of notice or lapse of time or both would, unless cured or waived, become an Event of Default.

         "DEFAULT INTEREST PERIOD" means, during any period while any principal of any Note, interest thereon or any other amount due under this Agreement is not paid in full, each

                                    Appendix
successive period as the Administrative Agent shall from time to time choose; provided that (a) no such period shall exceed three (3) months, and (b) the first such period shall commence as of the date on which such principal, interest or other amount became due and each succeeding period shall commence upon the expiry of the immediately preceding such period.

         "DERIVATIVES OBLIGATIONS" of any Person means all obligations of such Person in respect of any rate swap transaction, basis swap, forward rate transaction, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of the foregoing transactions) or any combination of the foregoing transactions.

         "DETERMINATION DATE" means, for any Interest Period, the second Euro-Dollar Business Day prior to the first day of such Interest Period.

         "DOLLARS" and "$" means the lawful currency of the United States.

         "EFFECTIVE DATE" means the date this Agreement is executed by all of the parties hereto.

         "ELIGIBLE TRANSFEREE" means a commercial bank, finance company, insurance company, export credit agency or other financial institution or fund which is engaged in making, purchasing or otherwise investing in commercial loans in the ordinary course of its business, and having total assets in excess of $100,000,000.

         "ENVIRONMENTAL LAWS" means any and all statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, decrees, plans, injunctions, permits, concessions, grants, franchises, licenses, agreements and other governmental restrictions relating to the environment or the effect of the environment on human health or to emissions, discharges or releases of pollutants, contaminants, toxics, caustics, petroleum and other hydrocarbons, or any similar substances or wastes into the environment, including ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or wastes or the clean-up or other remediation thereof.

         "EQUIPMENT" means equipment purchased by the Issuer under any Supply Contract.

         "EQUIPMENT PLEDGE AGREEMENT" means the Equipment Pledge Agreement, substantially in the form of Exhibit G, dated as of August 10, 2001.

         "EUROCLEAR" means Euroclear Bank, S.A./N.V., as operator of the Euroclear System.

         "EURO-DOLLAR BUSINESS DAY" means any day (except a Saturday or Sunday) on which commercial banks are open for international business (including dealings in Dollar deposits) in London.

         "EURO-DOLLAR RATE" means a rate of interest determined pursuant to
Section 2.05 on the basis of LIBOR.

                                    Appendix

         "EURO-DOLLAR RESERVE PERCENTAGE" means, for any day, that percentage (expressed as a decimal) which is in effect on such day, as prescribed by the Board of Governors of the Federal Reserve System of the United States, for determining the maximum reserve requirement for a member bank of the Federal Reserve System in New York City with deposits exceeding five billion Dollars in respect of "EUROCURRENCY LIABILITIES" (or in respect of any other category of liabilities which includes deposits by reference to which the interest rate on the Notes is determined or any category of extensions of credit or other assets which includes loans by a non-United States office of any Purchaser to United States residents).

         "EVENTS OF DEFAULT" has the meaning set forth in Section 6.01.

         "EXPIRATION DATE" has the meaning set forth in Section 2.04(a).

         "EXPROPRIATION EVENT" means the condemnation, seizure, intervention, compulsory purchase or expropriation of all or any substantial part of the assets (including any Concession) of the Issuer, the Guarantor or any of their respective Subsidiaries by any governmental body, agency or official.

         "FACILITY" means the note purchase facility established pursuant to the terms and conditions of this Agreement.

         "FEDERAL FUNDS RATE" means, for any day, the rate per annum (rounded upward, if necessary, to the nearest 1/100th of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System of the United States arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided that (i) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate quoted to the Administrative Agent on such day on such transactions as determined by the Administrative Agent.

         "FEE LETTERS" means, collectively, (a) the agents' fee letter, dated August 10, 2001, among the Issuer, the Guarantor, the Principal Paying Agent and ABN AMRO, (b) the fee letter, dated August 10, 2001, between the Issuer, the Guarantor, the Administrative Agent, the Principal Paying Agent and each Initial Tranche D Lender, in connection with certain Purchase Date fees hereunder, (c) the arranger's fee letter, dated August 10, 2001, among ABN AMRO and each Initial Tranche D Lender, in connection with certain fees payable hereunder, and
(d) the clear market letter, dated August 10, 2001, among the Issuer, the Guarantor, ABN AMRO and each Initial Tranche D Lender, in connection with certain clear market agreements.

         "FINANCING DOCUMENTS" means this Agreement, the Notes, the Collateral Documents, each Required Political Risk Policy, the Participation Agreements, the Interest Recovery Agreement, the Fee Letters, any Guaranty issued by a Material Subsidiary hereunder, any certificate or notice delivered pursuant hereto or thereto, any amendment, waiver or modification of any of the foregoing and any other document designated by the Issuer or the Guarantor as a

                                    Appendix

Financing Document (with the consent of the Administrative Agent, which consent shall not be unreasonably withheld).

         "FISCAL QUARTER" of any Person means a fiscal quarter of such Person.

         "FISCAL YEAR" of any Person means a fiscal year of such Person.

         "GAAP" has the meaning set forth in Section 1.02.

         "GOVERNMENTAL AUTHORITY" means (i) any national, state, provincial or local government; or (ii) any department, commission, board, bureau, agency, tribunal (arbitral or otherwise), regulatory or other authority, instrumentality, judicial, fiscal, legislative, executive or administrative body of any entity described in clause (i) above, however constituted.

         "GUARANTOR" means Tele Norte Leste Participacoes S.A., a corporation duly organized under the laws of the Federative Republic of Brazil.

         "GUARANTY" by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation (whether arising by virtue of partnership arrangements, by virtue of an agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise), (ii) to reimburse a bank for amounts drawn under a letter of credit for the purpose of paying such Debt or (iii) entered into for the purpose of assuring in any other manner the holder of such Debt or other obligation of the payment thereof or to protect such holder against loss in respect thereof (in whole or in part), provided that the term "GUARANTY" shall not include endorsements for collection or deposit in the ordinary course of business. The term "GUARANTY" used as a verb has a corresponding meaning.

         "INDEMNITEE" has the meaning set forth in Section 10.03(b).

         "INFORMATION MEMORANDUM" means the "Confidential Information Memorandum" of the Issuer and the Guarantor dated July 2001, relating to the transactions described herein.

         "INITIAL ALCATEL LENDER" means Electro Banque (an Affiliate of Alcatel), and each Tranche D Affiliate thereof who acquires an interest in the Tranche D - Alcatel Note in accordance with the terms and conditions of this Agreement and the respective Tranche D Participation Agreement.

         "INITIAL NOKIA LENDER" means Nokia, and each Tranche D Affiliate thereof who acquires an interest in the Tranche D - Nokia Note in accordance with the terms and conditions of this Agreement and the respective Tranche D Participation Agreement.

         "INITIAL PURCHASER" means ABN AMRO Bank N.V.

                                    Appendix

         "INITIAL PURCHASER BANK NOTE ONE COMMITMENT" means the obligation of the Initial Purchaser to purchase an amount of Bank Note One hereunder.

         "INITIAL PURCHASER BANK NOTE TWO COMMITMENT" means the obligation of the Initial Purchaser to purchase an amount of Bank Note Two hereunder.

         "INITIAL PURCHASER COMMITMENT" has the meaning set forth in Section 2.01(a), and shall also mean, collectively, the Initial Purchaser Bank Note One Commitment and the Initial Purchaser Bank Note Two Commitment.

         "INITIAL PURCHASER VOTING INTERESTS" means the aggregate principal amount of Tranche A, Tranche B and Tranche C not sold by the Initial Purchaser pursuant to the relevant Participation Agreements, which amounts shall represent Voting Interests of the Initial Purchaser.

         "INITIAL SIEMENS LENDER" means Siemens, and each Tranche D Affiliate thereof who acquires an interest in the Tranche D - Siemens Note in accordance with the terms and conditions of this Agreement and the respective Tranche D Participation Agreement.

         "INITIAL TRANCHE D LENDERS" means each of the Initial Alcatel Lender, the Initial Nokia Lender and the Initial Siemens Lender.

         "INTEREST AMOUNT" has the meaning set forth in Section 2.05(a).

         "INTEREST HOLDER" means, at any time, any holder of a Voting Interest.

         "INTEREST PAYMENT DATE" means the date in November 2001 falling three months after the initial Purchase Date and each date falling three months thereafter in February, May, August and November (or, if any such date is not a Euro-Dollar Business Day, the next succeeding Euro-Dollar Business Day, unless such Euro-Dollar Business Day falls in a subsequent calendar month, in which case the date for payment thereof shall be the next preceding Euro-Dollar Business Day) and, with respect to each Note, each date on which principal is payable (or paid) with respect to such Note in accordance with the terms of this Agreement (whether by Prepayment, on a Principal Payment Date or otherwise).

         "INTEREST PERIOD" means, with respect to each Note, the period (a) commencing on (i) in the case of the first Interest Period for such Note, the calendar day immediately following the Purchase Date therefor or (ii) in the case of any Interest Period subsequent thereto, the date immediately succeeding the Interest Payment Date for the immediately preceding Interest Period and (b) ending on the next succeeding Interest Payment Date.

         "INTEREST RECOVERY AGREEMENT" means the Interest and Commitment Fee Recovery Agreement, dated as of August 10, 2001, among the Initial Purchaser, Nokia, Siemens and Alcatel.

         "INVESTMENT" means any investment in any Person, whether by means of share purchase, capital contribution, loan, Guaranty, time deposit or otherwise (but not including any demand deposit), excluding (i) any account receivable created or acquired in the ordinary course of

                                    Appendix
business and payable or dischargeable in accordance with reasonable and customary trade terms which, in the case of any account receivable arising in respect of the delivery of telecommunications or other services, does not exceed 120 days and (ii) indefeasible rights of use and other telecommunications capacity agreements entered into in the ordinary course of business.

         "ISSUER" means TNL PCS S.A., a corporation duly organized under the laws of the Federative Republic of Brazil.

         "LIBOR" applicable to any Interest Period means (i) the arithmetic mean (rounded upward, if necessary, to the nearest 1/100th of 1%) of the offered rates for deposits in Dollars, for a period approximately equal to such Interest Period and in an amount approximately equal to the Notes to which such Interest Period applies, quoted on the Determination Date for such Interest Period (a) as such rates appear on the Reuters Screen LIBO page (or such other page as may replace the designated page on the Reuters Screen) (the "REUTERS SCREEN LIBO PAGE") as of 11:00 A.M. (London time) on such date, or (b) if, as of 11:00 A.M. (London time) on any such date at least two such rates do not appear on the Reuters Screen LIBO Page, as such rate appears on the Telerate Service Page 3750 (or such other page as may replace the designated page on the Telerate Service or such other service as may be nominated by the British Bankers' Association) ("TELERATE PAGE 3750") as of 11:00 A.M. (London time) on such date, or (ii) if, as of 11:00 A.M. (London time) on any such date fewer than two such rates appear on the Reuters Screen LIBO Page and no such rate appears on Telerate Page 3750, the arithmetic mean (calculated as mentioned above) of the respective rates per annum at which deposits in Dollars are offered to the Administrative Agent in the London interbank market at 11:00 A.M. (London time) on the Determination Date for such Interest Period, by Citibank, ING and J.P. Morgan, for a period approximately equal to such Interest Period and in an amount approximately equal to the principal amount of the Notes to which such Interest Period is to apply.

         "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has substantially the same practical effect as a security interest, in respect of such asset. For the purpose of this definition, the Guarantor or any of its Subsidiaries shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease, or other title retention agreement relating to such asset.

         "MAJORITY-OWNED SUBSIDIARY" means with respect to any Person, any Subsidiary of such Person of which more than 50.0% of the capital stock, in aggregate, is owned directly by such Person or through one or more of its other Subsidiaries.

         "MANDATORY PREPAYMENT" means the required prepayment of Notes by or on behalf of the Issuer pursuant to Section 2.04(a).

         "MARGIN" shall mean for each Interest Period, the average bid spread over comparable U.S. Treasuries of the Brazil Sovereign Bond due 2007 ("BRAZIL '07") for the 90 day period ending three Business Days prior to the commencement of such Interest Period; provided that, if the Brazil '07 loses significant liquidity in the opinion of Issuer and the Administrative Agent,

                                    Appendix
and as a result, ceases to be an appropriate benchmark for the Margin, another benchmark shall be selected that is mutually agreeable to the Administrative Agent, the Issuer, Persons holding at least 66?% of the sum of the Bank Voting Interests in respect of the Tranche C Participations and the Tranche C Non-Participated Interest and Persons holding at least 66?% of the sum of the Tranche D Voting Interests.

         "MATERIAL ADVERSE EFFECT" means a material adverse effect on (i) the financial condition, results of operations, business, assets (including the Concessions) or prospects of either (A) the Issuer or (B) the Guarantor and its Consolidated Subsidiaries taken as a whole; (ii) the ability of either the Issuer or the Guarantor to perform its respective obligations under this Agreement, the Notes or any other Transaction Document to which it is a party;
(iii) the validity or enforceability of or the rights and remedies of the Agents, the Purchasers and/or the Participants under, this Agreement, the Notes or any other Financing Document; and (iv) the validity of the Concessions or the ability of the Issuer or the Guarantor to provide services thereunder.

         "MATERIAL FINANCIAL OBLIGATIONS" means a principal or face amount of Debt (other than the Notes) and/or payment or collateralization obligations in respect of Derivatives Obligations of the Issuer, the Guarantor and/or one or more of the Material Subsidiaries, arising in one or more related or unrelated transactions, exceeding in the aggregate $10,000,000 for any single liability or $100,000,000 for all liabilities.

         "MATERIAL SUBSIDIARIES" means, collectively, those Subsidiaries of the Guarantor designated by the Guarantor accounting for both (i) at least 80% of consolidated assets of the Guarantor and its Subsidiaries (calculated by aggregating the unconsolidated assets other than goodwill created after the Closing Date of each Subsidiary) at the Closing Date or at the end of the most recent Fiscal Quarter and (ii) at least 80% of consolidated revenues of the Guarantor and its Subsidiaries (calculated by aggregating the unconsolidated revenues of each Subsidiary) for the most recent four consecutive Fiscal Quarters (in each such case excluding the non-consolidated assets and revenues of the Issuer from such computation), provided that (x) the Guarantor shall designate the Material Subsidiaries meeting such definition at the Closing Date and no more frequently than annually thereafter, unless required by a transaction permitted under Section 5.07 (provided further that no change in any such designation may be made when any Default shall have occurred and be continuing), (y) in the absence of a different designation by the Guarantor, the designation of Material Subsidiaries most recently made by the Guarantor shall continue in effect, and (z) unless required to reach the 80% thresholds in the foregoing definition, the Guarantor may designate no more than ten Subsidiaries as comprising the Material Subsidiaries.

         "MAXIMUM CONTRACT VALUE" means, with respect to the Supply Contract of each Supplier, as of any date, the sum of the Contract Amount and Related Cost Amount with respect to such Supply Contract.

         "MORTGAGE DEEDS" means the amended and restated mortgage deeds substantially in the form of Exhibit I.

                                    Appendix

         "NET CASH PROCEEDS" means, with respect to any Reduction Event, an amount (not less than zero) equal to the cash proceeds received by the Issuer or any of its Subsidiaries from or in respect of such Reduction Event (including, without duplication, any cash proceeds received as income or other proceeds of any noncash proceeds of any Asset Sale), less (x) any expenses (including reasonable make-ready expenses) reasonably incurred by the Issuer in respect of such Reduction Event and (y) if such Reduction Event is an Asset Sale, (I) the amount of any Debt secured by a Lien permitted hereunder on any asset disposed of in such Asset Sale and (II) to the extent not deducted under clause (x) above, any taxes actually paid or to be payable by the Issuer (as reasonably estimated by a senior financial or accounting officer of the Issuer, giving effect to the overall tax position of such Person) in respect of such Asset Sale; provided that, with respect to a Reduction Event described in clause (iii) of the definition of Reduction Event (a "VENDOR PREPAYMENT EVENT"), "Net Cash Proceeds" shall be deemed to be an amount equal to the amount required to be prepaid in respect of the Vendor Prepayment Event times a fraction, the numerator of which is the aggregate principal amount outstanding under this Agreement as of the date of such Vendor Prepayment Event and the denominator of which is the sum of the aggregate principal amount outstanding under this Agreement plus the aggregate principal amount outstanding under the applicable Vendor Financing as of the date of such Vendor Prepayment Event; provided, further, that, with respect to a Reduction Event described in clause (iv) of the definition of Reduction Event, "Net Cash Proceeds" with respect to any Tranche D Lender shall mean an amount equal to the Working Capital Amount actually funded by such Tranche D Lender (or the related Supplier) multiplied by a fraction equal to (A) Maximum Contract Value of such Supplier minus the Actual Contract Value of such Supplier divided by (B) such Maximum Contract Value.

         "NOKIA" means Nokia Oyj, a corporation organized under the laws of Finland.

         "NOKIA LENDERS" means, collectively, the Initial Nokia Lenders and all Assignees who acquire an interest in the Tranche D - Nokia Note in accordance with the terms and conditions of this Agreement and the respective Tranche D Participation Agreement.

         "NOKIA SUPPLIER" means, collectively, the respective named contractors and suppliers parties to the Nokia Supply Contract, and their respective permitted successors and assigns.

         "NOKIA SUPPLY CONTRACT" means the Private Contract for Purchase and Sale of Goods and Services, dated May 11, 2001, among TNL PCS S.A., Tele Norte Leste Participacoes, S.A. and Nokia do Brasil Ltda., and each other contract or agreement identified as a Nokia Supply Contract from time to time by joint notice from the Issuer and the Initial Nokia Lender.

         "NON-VOTING PERSON" means the Issuer, the Guarantor or any of their respective Affiliates.

         "NOTES" means, collectively, the Bank Notes and the Tranche D Notes.

         "NOTICE OF DISBURSEMENT" has the meaning set forth in Section 2.01(b)(ii).

         "NOTICE OF PURCHASE" has the meaning set forth in Section 2.01(c).

                                    Appendix

         "OPTIONAL PREPAYMENT" means an optional prepayment of Notes by or on behalf of the Issuer pursuant to Section 2.07(b).

         "OTHER TRANSACTION DOCUMENTS" means the Supply Contracts and the Concession Agreements.

         "PARENT" means, with respect to any Purchaser, any Person controlling such Purchaser (whether through the ownership of voting securities, by contract or otherwise).

         "PARENT GUARANTY" means the Guaranty of the Guarantor pursuant to
Article 9 hereof.

         "PARTICIPANT" has the meaning set forth in Section 10.06(b).

         "PARTICIPATION AGENTS" means each Participation Agent under each of the Participation Agreements.

         "PARTICIPATION AGREEMENTS" means, collectively, each of the Tranche A1 Participation Agreement, the Tranche A2 Participation Agreement, the Tranche B1 Participation Agreement, the Tranche B2 Participation Agreement, the Tranche B3 Participation Agreement, the Tranche C Participation Agreement and each Tranche D Participation Agreement, in each case (other than with respect to the Tranche D Participation Agreements) relating to either Bank Note One or Bank Note Two.

         "PAYOR" has the meaning set forth in Section 8.04.

         "PERMITTED LIENS" has the meaning set forth in Section 5.09.

         "PERSON" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

         "POLITICAL RISK INSURER" means each of AIG Global Trade & Political Risk Insurance Co., Zurich-American Insurance Group and Sovereign Risk Insurance Ltd.

         "POST-DEFAULT RATE" means, in respect of any principal of any Note, interest thereon or any other amount due under this Agreement that shall not be paid in full (whether at stated maturity, by acceleration, by mandatory prepayment or otherwise), a rate per annum equal the sum of (A) the interest that would otherwise apply during the Default Interest Period plus (B) 1.0% (such accrued interest for any Default Interest Period, the "DEFAULT INTEREST AMOUNT" for such Interest Period).

         "PREPAYMENT" means any Optional Prepayment or Mandatory Prepayment.

         "PRE-FUNDED PURCHASE AMOUNT" has the meaning set forth in Section 2.01(b)(ii).

         "PRIME RATE" means the rate of interest publicly announced by ABN AMRO at its New York branch from time to time as its Prime Rate.

                                    Appendix

         "PRINCIPAL PAYING AGENT" means Chase Trust Bank in its capacity as Principal Paying Agent hereunder.

         "PRINCIPAL PAYMENT AMOUNT" means the amount payable in respect of the principal amount of Notes outstanding on each Principal Payment Date, as set forth in Section 2.03.

         "PRINCIPAL PAYMENT DATE" means each Interest Payment Date falling in August and February, commencing with the Interest Payment Date falling in February 2004.

         "PRI PREMIUM" means the amount payable on the Closing Date and each Interest Payment Date as a premium under the Required Political Risk Policy.

         "PROCESS AGENT" has the meaning set forth in Section 10.11(a).

         "PTAX EXCHANGE RATE" means, as of any date, the average of the purchase and sale rate for Dollars published by the Central Bank of Brazil on such date through the SISBACEN data system under rate PTAX 800, option 5.

         "PURCHASE" has the meaning set forth in Section 2.01(a).

         "PURCHASE DATE" means the date specified in each Notice of Purchase (or Notice of Disbursement) as the date on which the Initial Purchaser and/or any Tranche D Lender will effect a Purchase from the Issuer (or, in the case of a Notice of Disbursement, the date on which the Issuer will effect a disbursement from the Supplier Collateral Account in accordance with Section 2.01(b)(ii)) under the terms and subject to the conditions set forth in this Agreement, provided that each Purchase Date must be an Interest Payment Date (other than the first Purchase Date, which must be a Business Day).

         "PURCHASER" means, collectively, (i) the Initial Purchaser, (ii) each Participant, (iii) each Tranche D Lender and (iv) each Assignee.

         "QUALIFIED VENDOR" means an internationally recognized supplier of telecommunications equipment.

         "REAIS" and "R$" means the lawful currency of Brazil.

         "RECEIPT DATE" means the date on which any cash proceeds are received by the Issuer or any of its Subsidiaries in respect of any Reduction Event.

         "REDUCTION EVENT" means (i) the incurrence of any Debt by the Issuer or its respective Subsidiaries, other than Debt permitted to be incurred by the Issuer pursuant to Section 5.10 (except for Section 5.10(h)); (ii) any Asset Sale; (iii) a reduction event, optional prepayment, optional redemption, mandatory prepayment, mandatory redemption or similar event under any Vendor Financing (other than a prepayment consisting of the proceeds of a subsequent Vendor Financing incurred solely for the purpose of prepaying such Vendor Financing), (iv) the failure by the Issuer to order a Supplier's Maximum Contract Value as of the Commitment Termination Date or (v) any Expropriation Event resulting in the receipt by the Guarantor or any Affiliate thereof of any payment, indemnity, insurance proceeds or other amounts in respect thereof (other

                                    Appendix
than proceeds of the Required Political Risk Policy). The description of any transaction as falling within the above definition does not affect any limitation on such transaction imposed by Article 5 of this Agreement.

         "REGISTER" has the meaning set forth in Section 10.06(e).

         "REGULATIONS T, U AND X" means Regulations T, U and X, respectively, of the Board of Governors of the Federal Reserve System of the United States, as in effect from time to time.

         "RELATED COST AMOUNT" has the meaning set forth in Section 2.01(b)(i).

         "REQUIRED BANK INTEREST HOLDERS" means, at any time, Persons holding at least 66 2/3% of the sum of the Bank Voting Interests.

         "REQUIRED INTEREST HOLDERS" means, at any time, Persons holding at least (i) 50.1% of the sum of the Bank Voting Interests and (ii) 66 2/3% of the sum of the Tranche D Voting Interests, with each of such clauses (i) and (ii) calculated separately; provided, however, that, as of and subsequent to the fourth anniversary of the Closing Date (so long as no Default under Section 6.01 shall then exist), "REQUIRED INTEREST HOLDERS" shall mean, at any time, Persons holding at least 50.1% of the sum of the Voting Interests.

         "REQUIRED POLITICAL RISK POLICY" means (i) each Required Tranche B Policy and (ii) any Substitute Political Risk Policy; provided that each Required Political Risk Policy shall have been approved in specimen form by the Issuer and the Tranche D Lenders (such approval not to be unreasonably withheld); and provided further that in the event any Required Tranche B Policy is replaced in full by any Substitute Political Risk Policy, such Required Tranche B Policy shall no longer be considered a "Financing Document".

         "REQUIRED TRANCHE B POLICY" means each political risk insurance policy issued by a Political Risk Insurer to the Tranche B Participation Agent and the Tranche B Insureds with respect to their respective Tranche B Participations.

         "REQUIRED TRANCHE D INTEREST HOLDERS" means, at any time, Persons holding at least 66 2/3% of the sum of the Tranche D Voting Interests.

         "RESPONSIBLE OFFICER" means, unless the context otherwise indicates, an officer of the Issuer or the Guarantor, as applicable.

         "RESPONSIBLE OFFICERS' CERTIFICATE" means, unless the context otherwise indicates, a certificate executed on behalf of the Issuer or the Guarantor, as the case may be, by any two officers of the Issuer or the Guarantor, respectively, one of whom shall be either the chief financial officer or chief accounting officer.

         "RESTRICTED PAYMENT" means (i) any dividend or other distribution on any shares of the capital stock of the Issuer the Guarantor or a Subsidiary (except (a) dividends payable solely in shares of its capital stock other than mandatorily redeemable preferred stock, (b) dividends required to be made under Brazilian law and (c) dividends of any Subsidiary of the Issuer or Guarantor (other than the Issuer) declared and paid in the ordinary course of business pro rata to

                                    Appendix
all shareholders of such Subsidiary), (ii) any payment on account of the purchase, redemption, retirement or acquisition of (a) any shares of the capital stock of the Issuer, the Guarantor or a Subsidiary or (b) any option, warrant or other right to acquire shares of its capital stock (but not including payments of principal, premium (if any) or interest made pursuant to the terms of convertible debt securities prior to conversion), (iii) any Investment in any Person that has any direct or indirect ownership interest in the Issuer, the Guarantor or a Subsidiary (other than intercompany Debt permitted pursuant to Section 5.10(d)), or (iv) any payment on account of the redemption, repurchase, defeasance, acquisition or retirement for value, in each case, prior to any scheduled maturity or repayment of any Debt which is subordinate in right of payment to the Notes (including pursuant to the Parent Guaranty).

         "ROF" means Registro de Operacao Financeira, the registration required by the Central Bank for cross-border credit transactions, such as the transaction contemplated herein, pursuant to Central Bank Circular no. 3027, of February 21, 2001.

         "SECURED DEBT" means, as of any date of determination, all Debt to the extent secured by any of the Issuer's or any of its Subsidiaries' assets, whether tangible or intangible.

         "SECURED INTEREST HOLDER" means, at any time, any Interest Holder as a beneficiary under the Collateral Documents.

         "SECURED PARTY" means with respect to the Security Agreement, the U.S. Collateral Agent on behalf of each of the Purchasers and each Agent and, with respect to any other Collateral Document, each of the Purchasers and each Agent represented or not by the Brazilian Collateral Agent.

         "SECURITIES ACT" means the United States Securities Act of 1933, as amended, and rules and regulations promulgated by the United States Securities and Exchange Commission thereunder.

         "SECURITY AGREEMENT" means the Security Agreement, substantially in the form of Exhibit F, dated as of August 10, 2001, between TNL PCS S.A. and ABN AMRO Bank N.V.

         "SIEMENS" means Siemens AG, a corporation organized under the laws of Germany.

         "SIEMENS LENDERS" means, collectively, the Initial Siemens Lenders and all Assignees who acquire an interest in the Tranche D - Siemens Note in accordance with the terms and conditions of this Agreement and the respective Tranche D Participation Agreement.

         "SIEMENS SUPPLIER" means, collectively, the respective named contractors, subcontractors and suppliers parties to the Siemens Supply Contract, and their respective permitted successors and assigns.

         "SIEMENS SUPPLY CONTRACT" means the Private Contract for the Sale and Purchase of Goods and Services, dated May 31, 2001, among TNL PCS S.A., Tele Norte Leste Participacoes S.A., Siemens Ltds. and Siemens AG (Contract No. PCS/SUP/002-2001), and each other contract or agreement identified as a Siemens Supply Contract from time to time by joint notice from the Issuer and the Initial Siemens Lender.

                                    Appendix

         "SPECIAL PURPOSE ACCOUNT PLEDGE AGREEMENT" means the Special Purpose Account Pledge Agreement, substantially in the form of Exhibit H-1.

         "SPECIFIED WHOLLY-OWNED SUBSIDIARY" means any Wholly-Owned Subsidiary of the Issuer or the Guarantor; provided that, prior to the date on which the Issuer or the Guarantor or any of their respective Subsidiaries makes any Investment therein (other than Investments for purposes of formation in amounts not more than $1,000 (or the currency equivalent thereof)), (i) such Specified Wholly-Owned Subsidiary has executed a Guaranty of all principal of and interest on the Notes and all other amounts payable hereunder, on terms and conditions substantially identical to the Parent Guaranty, (ii) such Specified Wholly-Owned Subsidiary has provided a security interest in substantially all of its assets in support of its Guaranty referred to in clause (i) above, pursuant to one or more Collateral Documents and (iii) the Issuer or the Guarantor, as applicable, shall have furnished opinions of external counsel substantially similar to those required pursuant to Section 3.01 to the extent relevant to the matters referred to in clauses (i) and (ii) above.

         "STFC SUBSIDIARIES" means the Subsidiaries and the Material Subsidiaries, identified on Schedule 6 hereto, controlled by the Guarantor which are engaged in providing Servico Telefonico Fixo Comutado (STFC) within the relevant Concession Area.

         "SUBSIDIARY" means, as to any Person, any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person. Unless otherwise specified, "SUBSIDIARY" means a direct or indirect Subsidiary of the Guarantor.

         "SUBSTITUTE POLITICAL RISK POLICY" shall have the meaning set forth in
Section 6.01(o).

         "SUBSTITUTE PURCHASER" has the meaning set forth in Section 8.06.

         "SUPPLIER ACCOUNT PLEDGE AGREEMENT" means the Supplier Account Pledge Agreement, substantially in the form of Exhibit H-2.

         "SUPPLIER COLLATERAL ACCOUNT" means the account established by the Issuer with the Depositary (as defined in the Supplier Account Pledge Agreement) and maintained in the name of the Issuer pursuant to the Supplier Account Pledge Agreement and identified in writing by the Brazilian Collateral Agent to the Issuer, the U.S. Collateral Agent and the Administrative Agent as the "Supplier Collateral Account".

         "SUPPLIERS" means the Alcatel Supplier, the Nokia Supplier and the Siemens Supplier.

         "SUPPLY CONTRACTS" means the Alcatel Supply Contract, the Nokia Supply Contract and the Siemens Supply Contract.

         "TEMPORARY CASH INVESTMENTS" means (i) any Investment in (a) direct obligations of the United States or any agency thereof, or obligations guaranteed by the United States or any agency thereof and (b) time deposits with, including certificates of deposit issued by, any office located in the United States of any bank or trust company which is organized under the laws of

                                    Appendix
the United States or any State thereof and has capital, surplus and undivided profits aggregating at least $1,000,000,000; provided in each case that any Investment referred to in clauses (a) and (b) above matures within three months from the date of acquisition thereof by the Issuer, the Guarantor or any of their respective Subsidiaries, and (ii) with respect to the Issuer, the Guarantor and their respective Subsidiaries, Brazilian Permitted Investments.

         "TOTAL CONSOLIDATED ASSETS" means, as of any date, the total amount of assets of the Guarantor and its Consolidated Subsidiaries (other than goodwill created after the Closing Date).

         "TOTAL NON-PARTICIPATED INTEREST" means the sum of the Tranche A1 Non-Participated Interest, the Tranche A2 Non-Participated Interest, the Tranche B1 Non-Participated Interest, the Tranche B2 Non-Participated Interest, the Tranche B3 Non-Participated Interest and the Tranche C Non-Participated Interest.

         "TRADE OR COMMERCIAL FINANCE NOTE" means any note or deferred payment obligation (whether or not evidenced by a note) issued by a Person to the Issuer or the Guarantor or one of their respective Subsidiaries to finance such Person's purchase of inventory or equipment from the Issuer or the Guarantor or any of their respective Subsidiaries in the ordinary course of business.

         "TRANCHE" means any of Tranche A, Tranche B, Tranche C or Tranche D.

         "TRANCHE A" means the financing provided to the Issuer by the Purchasers under their Tranche A1 and Tranche A2 Commitments.

         "TRANCHE A PARTICIPANTS" means the Participants party to the respective Tranche A Participation Agreements and each Assignee thereof (as permitted under the respective Tranche A Participation Agreements).

         "TRANCHE A PARTICIPATION AGENT" means ABN AMRO Bank N.V., as Tranche A1 Participation Agent and Tranche A2 Participation Agent under the Tranche A1 Participation Agreement and Tranche A2 Participation Agreement, respectively.

         "TRANCHE A PARTICIPATION AGREEMENTS" means, collectively, the Tranche A1 Participation Agreement and the Tranche A2 Participation Agreement.

         "TRANCHE A1" means the financing provided to the Issuer by the Purchasers under their Tranche A1 Commitments.

         "TRANCHE A1 COMMITMENT" means, with respect to the Initial Purchaser and the Tranche A1 Participants, the aggregate amount set forth opposite their names in Schedule 1 to the Tranche A1 Participation Agreements.

         "TRANCHE A1 NON-PARTICIPATED INTEREST" means any interest in the Notes in respect of Tranche A1 other than the Tranche A1 Participations.

         "TRANCHE A1 PARTICIPATION" means any participation in any Notes and the Initial Purchaser Commitment sold pursuant to the Tranche A1 Participation Agreements.

                                    Appendix

         "TRANCHE A1 PARTICIPATION AGREEMENT" means the two agreements, substantially in the form of Exhibit J-1, dated as of August 10, 2001 among ABN AMRO Bank N.V., as Administrative Agent, Initial Purchaser and Tranche A1 Participation Agent, the Tranche A1 Participants party thereto, the Issuer and the Guarantor, in each case relating to Bank Note One or Bank Note Two.

         "TRANCHE A2" means the financing provided to the Issuer by the Purchasers under their Tranche A2 Commitments.

         "TRANCHE A2 COMMITMENT" means, with respect to the Initial Purchaser and the Tranche A2 Participants, the aggregate amount set forth opposite their names in Schedule 1 to the Tranche A2 Participation Agreements.

         "TRANCHE A2 NON-PARTICIPATED INTEREST" means any interest in the Notes in respect of Tranche A2 other than the Tranche A2 Participations.

         "TRANCHE A2 PARTICIPATION" means any participation in any Notes and the Initial Purchaser Commitment sold pursuant to the Tranche A2 Participation Agreements.

         "TRANCHE A2 PARTICIPATION AGREEMENT" means the two agreements, substantially in the form of Exhibit J-2, dated as of August 10, 2001 among ABN AMRO Bank N.V., as Administrative Agent, Initial Purchaser and Tranche A2 Participation Agent, the Tranche A2 Participants party thereto, the Issuer and the Guarantor, in each case relating to Bank Note One or Bank Note Two.

         "TRANCHE B" means the financing provided to the Issuer by the Purchasers under their Tranche B1 Commitments, Tranche B2 Commitments and Tranche B3 Commitments.

         "TRANCHE B INSUREDS" means the Tranche B Participants (including the Initial Purchaser to the extent of the Tranche B Non-Participated Interests) that elect to become beneficiaries under the Required Political Risk Policy in accordance with the respective Tranche B Participation Agreements.

         "TRANCHE B NON-PARTICIPATED INTERESTS" means, collectively, the Tranche B1 Non-Participated Interest, the Tranche B2 Non-Participated Interest and the Tranche B3 Non-Participated Interest.

         "TRANCHE B PARTICIPANTS" means the Participants party to the respective Tranche B Participation Agreements and each Assignee thereof (as permitted under the respective Tranche B Participation Agreements).

         "TRANCHE B PARTICIPATION" means any participation in any Notes and the Initial Purchaser Commitment sold pursuant to the Tranche B Participation Agreements.

         "TRANCHE B PARTICIPATION AGENT" means ABN AMRO Bank N.V., as Tranche B Participation Agent under the Tranche B Participation Agreements.

                                    Appendix

         "TRANCHE B PARTICIPATION AGREEMENTS" means, collectively, the Tranche B1 Participation Agreements, the Tranche B2 Participation Agreements and the Tranche B3 Participation Agreements.

         "TRANCHE B1" means the financing provided to the Issuer by the Purchasers under their Tranche B1 Commitments.

         "TRANCHE B1 COMMITMENT" means, with respect to the Initial Purchaser and the Tranche B1 Participants, the aggregate amount set forth opposite their names in Schedule 1 to the Tranche B1 Participation Agreements.

         "TRANCHE B1 NON-PARTICIPATED INTEREST" means any interest in the Notes in respect of Tranche B1 other than the Tranche B1 Participations.

         "TRANCHE B1 PARTICIPATION" means any participation in any Notes and the Initial Purchaser Commitment sold pursuant to the Tranche B1 Participation Agreements.

         "TRANCHE B1 PARTICIPATION AGREEMENT" means the two agreements, substantially in the form of Exhibit J-3, dated as of August 10, 2001 among ABN AMRO Bank N.V., as Administrative Agent, Initial Purchaser and Tranche B1 Participation Agent, the Tranche B1 Participants party thereto, the Issuer and the Guarantor, in each case relating to Bank Note One or Bank Note Two.

         "TRANCHE B2" means the financing provided to the Issuer by the Purchasers under their Tranche B2 Commitments.

         "TRANCHE B2 COMMITMENT" means, with respect to the Initial Purchaser and the Tranche B2 Participants, the aggregate amount set forth opposite their names in Schedule 1 to the Tranche B2 Participation Agreements.

         "TRANCHE B2 NON-PARTICIPATED INTEREST" means any interest in the Notes in respect of Tranche B2 other than the Tranche B2 Participations.

         "TRANCHE B2 PARTICIPATION" means any participation in any Notes and the Initial Purchaser Commitment sold pursuant to the Tranche B2 Participation Agreements.

         "TRANCHE B2 PARTICIPATION AGREEMENT" means the two agreements, substantially in the form of Exhibit J-4, dated as of August 10, 2001 among ABN AMRO Bank N.V., as Administrative Agent, Initial Purchaser and Tranche B2 Participation Agent, the Tranche B2 Participants party thereto, the Issuer and the Guarantor, in each case relating to Bank Note One or Bank Note Two.

         "TRANCHE B3" means the financing provided to the Issuer by the Purchasers under their Tranche B3 Commitments.

         "TRANCHE B3 COMMITMENT" means, with respect to the Initial Purchaser and the Tranche B3 Participants, the aggregate amount set forth opposite their names in Schedule 1 to the Tranche B3 Participation Agreements.

                                    Appendix

         "TRANCHE B3 NON-PARTICIPATED INTEREST" means any interest in the Notes in respect of Tranche B3 other than the Tranche B3 Participations.

         "TRANCHE B3 PARTICIPATION" means any participation in any Notes and the Initial Purchaser Commitment sold pursuant to the Tranche B3 Participation Agreements.

         "TRANCHE B3 PARTICIPATION AGREEMENT" means the two agreements, substantially in the form of Exhibit J-5, dated as of August 10, 2001 among ABN AMRO Bank N.V., as Administrative Agent, Initial Purchaser and Tranche B Participation Agent, the Tranche B Participants party thereto, the Issuer and the Guarantor, in each case relating to Bank Note One or Bank Note Two.

         "TRANCHE C" means the financing provided to the Issuer by the Purchasers under their Tranche C Commitments.

         "TRANCHE C COMMITMENT" means, with respect to the Initial Purchaser and the Tranche C Participants, the aggregate amount set forth opposite their names in Schedule 1 to the Tranche C Participation Agreements.

         "TRANCHE C NON-PARTICIPATED INTEREST" means any interest in the Notes in respect of Tranche C other than the Tranche C Participations.

         "TRANCHE C PARTICIPANTS" means the Participants party to the Tranche C Participation Agreement and each Assignee thereof (as permitted under the Tranche C Participation Agreements).

         "TRANCHE C PARTICIPATION" means any participation in any Notes and the Initial Purchaser Commitment sold pursuant to the Tranche C Participation Agreements.

         "TRANCHE C PARTICIPATION AGENT" means ABN AMRO Bank N.V., as Tranche C Participation Agent under the Tranche C Participation Agreements.

         "TRANCHE C PARTICIPATION AGREEMENT" means the two agreements, substantially in the form of Exhibit J-6, dated as of August 10, 2001 among ABN AMRO Bank N.V., as Administrative Agent, Initial Purchaser and Tranche C Participation Agent, the Tranche C Participants party thereto, the Issuer and the Guarantor, in each case relating to Bank Note One or Bank Note Two.

         "TRANCHE D" means the financing provided to the Issuer by the Purchasers under their Tranche D Commitments.

         "TRANCHE D AFFILIATE" means, in each case, subject to the consent of the Issuer or the Guarantor (such consent not to be unreasonably withheld) (i) in the case of the Alcatel Lenders or the Alcatel Suppliers, any direct or indirect Subsidiary of Alcatel, (ii) in the case of the Nokia Lenders or the Nokia Supplier, any direct or indirect Subsidiary of Nokia, and (iii) in the case of the Siemens Lenders or the Siemens Supplier, any direct or indirect Subsidiary of Siemens.

                                    Appendix

         "TRANCHE D COMMITMENT" means, with respect to each Tranche D Lender, its agreement to make Purchases of Notes or Tranche D Participations hereunder not to exceed the following respective amounts:

Nokia Lenders:            $425,000,000
Siemens Lenders:          $160,000,000
Alcatel Lenders:          $140,000,000

         "TRANCHE D - ALCATEL NOTE" has the meaning set forth in Section
2.01(d).

         "TRANCHE D ALLOCATION AMOUNT" has the meaning set forth in Section 2.01(i).

         "TRANCHE D LENDERS" means the Alcatel Lenders, the Nokia Lenders and the Siemens Lenders. For ease of reference herein, reference to the Tranche D Lender corresponding to a Supplier shall mean (i) the Alcatel Lenders in the case of the Alcatel Supplier, (ii) the Nokia Lenders in the case of the Nokia Supplier and (iii) the Siemens Lenders in the case of the Siemens Supplier.

         "TRANCHE D - NOKIA NOTE" has the meaning set forth in Section 2.01(d).

         "TRANCHE D NOTES" means, collectively, the Tranche D-Nokia Note, the Tranche D-Siemens Note and the Tranche D-Alcatel Note; a "TRANCHE D NOTE," with respect to the Nokia Lenders, means the Tranche D-Nokia Note, with respect to the Siemens Lenders, means the Tranche D-Siemens Note and, with respect to the Alcatel Lenders, means the Tranche D-Alcatel Note.

         "TRANCHE D PARTICIPANTS" means the Participants party to the Tranche D Participation Agreements and each assignee thereof (as permitted under the respective Tranche D Participation Agreements.

         "TRANCHE D PARTICIPATION" means any participation in a Tranche D Note held by a Tranche D Lender, whether such participation is held directly through such Tranche D Note or through a Tranche D Participation Agreement.

          "TRANCHE D PARTICIPATION AGREEMENT" means each of the three agreements, each substantially in the form of Exhibit J-7, dated as of August 10, 2001 among ABN AMRO Bank N.V., as Administrative Agent and Initial Purchaser, the Issuer and the Guarantor and, under the respective agreements, Nokia, Siemens and Electro Banque (an Affiliate of Alcatel).

         "TRANCHE D - SIEMENS NOTE" has the meaning set forth in Section
2.01(d).

         "TRANCHE D VOTING INTERESTS" means the aggregate principal amount of the Tranche D Participations (including Notes purchased in lieu of a Tranche D Participation) (i) including the principal amount of any undrawn Commitments and each Tranche D Note purchased related to such Commitments and (ii) excluding any such principal amount (A) beneficially held by any Non-Voting Person, (B) guaranteed by any Non-Voting Person, except pursuant to any guarantee by the Issuer or its Affiliates set forth in, or required by, the Financing Documents or (C) subject

                                    Appendix
to any voting agreement or other requirement to consult with, or take direction from, any Non-Voting Person with respect to any proposed vote under the Financing Documents.

         "TRANCHE INTERESTS" means, collectively, the interests of the Purchasers under Tranche A, Tranche B, Tranche C and Tranche D under all Notes outstanding under this Agreement.

         "TRANSACTION DOCUMENTS" means the Financing Documents and the Other Transaction Documents.

         "UNITED STATES" means the United States of America, including the States and the District of Columbia, but excluding its territories and possessions.

         "U.S. COLLATERAL ACCOUNT" means the account no. 456062547741 established by the U.S. Collateral Agent and maintained in the name of the U.S. Collateral Agent pursuant to the Security Agreement.

         "U.S. COLLATERAL AGENT" means ABN AMRO Bank N.V., New York, in its capacity as U.S. Collateral Agent for the Secured Parties.

         "VENDOR FINANCING" means any secured or unsecured indebtedness of the Issuer or any of its Subsidiaries (other than Debt permitted by Section 5.10(g)) arranged, directly or indirectly (whether through incurrence by the Guarantor or otherwise) by a Qualified Vendor incurred for the purpose of purchasing telecommunications goods or services from such Qualified Vendor, provided that the financing provided under any Vendor Financing shall (i) not be guaranteed by any Affiliate of the Guarantor that does also not provide a similar guarantee to the Secured Parties, (ii) not be secured by any collateral that is not also provided for the ratable benefit of all Secured Parties hereunder, (iii) not provide for the final payment of principal thereof on a Principal Payment Date occurring earlier than the latest Principal Payment Date, and not provide for an amortization schedule that has a weighted average life earlier than the weighted average life derived from the Principal Payment Dates, without providing for the ratable repayment of the principal of the Notes on such dates, (iv) not provide for the payment of interest to the creditors thereunder at a rate higher than the rate set forth in Section 2.05 hereof without providing for the payment of interest at such higher rate with respect to the Notes issued hereunder or (v) not contain any other term that is materially more favorable to the creditors thereunder (in terms of pricing, tenors, fees, structure, collateral or guarantees) than those offered to the Secured Parties under the terms of this Agreement without extending such terms ratably to the Secured Parties.

         "VOTING INTERESTS" means, as of any date, the sum of the Bank Voting Interests and the Tranche D Voting Interests.

         "WHOLLY-OWNED SUBSIDIARY" means, with respect to any Person, any Subsidiary of such Person of which 100% of the capital stock (except for directors' qualifying shares, and any one share issued to a Person other than such Person or any of its Wholly-Owned Subsidiaries to qualify such Subsidiary as a "limitada" or other relevant juridical entity under applicable law) is owned directly by such Person or through one or more of its other Wholly-Owned Subsidiaries.

         "WORKING CAPITAL AMOUNT" has the meaning set forth in Section 2.01(b).

                                    Appendix

                                                                     EXHIBIT A-1

                              FORM OF BANK NOTE ONE

                                                                     EXHIBIT A-2

                              FORM OF BANK NOTE TWO

                                                                     EXHIBIT A-3

                          FORM OF TRANCHE D-NOKIA NOTE

                                                                     EXHIBIT A-4

                         FORM OF TRANCHE D-SIEMENS NOTE

                                                                     EXHIBIT A-5

                         FORM OF TRANCHE D-ALCATEL NOTE

                                                                     EXHIBIT B-1

                         FORM OF NOTICE OF DISBURSEMENT

                                                                     EXHIBIT B-2

                           FORM OF NOTICE OF PURCHASE

                                                                     EXHIBIT C-1

         MATTERS COVERED BY OPINION OF SPECIAL NEW YORK COUNSEL FOR THE
                            ISSUER AND THE GUARANTOR

                                                                     EXHIBIT C-2

             MATTERS COVERED BY OPINION OF SPECIAL BRAZILIAN COUNSEL
                        FOR THE ISSUER AND THE GUARANTOR

                                                                     EXHIBIT C-3

           MATTERS COVERED BY OPINION OF SPECIAL BRAZILIAN COUNSEL TO
                              THE TRANCHE D LENDERS

                                                                     EXHIBIT C-4

                      MATTERS COVERED BY OPINION OF SPECIAL
                            NEW YORK COUNSEL TO NOKIA

                                                                     EXHIBIT C-5

             MATTERS COVERED BY OPINION OF FINNISH COUNSEL TO NOKIA

                                                                     EXHIBIT C-6

            MATTERS COVERED BY OPINION OF SPECIAL NEW YORK COUNSEL TO
                               SIEMENS AND ALCATEL

                                                                     EXHIBIT C-7

             MATTERS COVERED BY OPINION OF GERMAN COUNSEL TO SIEMENS

                                                                     EXHIBIT C-8

             MATTERS COVERED BY OPINION OF FRENCH COUNSEL TO ALCATEL

                                                                     EXHIBIT D-1

            MATTERS COVERED BY OPINION OF SPECIAL NEW YORK COUNSEL TO
                              THE INITIAL PURCHASER

                                                                     EXHIBIT D-2

           MATTERS COVERED BY OPINION OF SPECIAL BRAZILIAN COUNSEL TO
                             THE INITIAL PURCHASER

                                                                       EXHIBIT E

                   FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

                                                                       EXHIBIT F

                           FORM OF SECURITY AGREEMENT

                                                                       EXHIBIT G

                       FORM OF EQUIPMENT PLEDGE AGREEMENT

                                                                     EXHIBIT H-1

                FORM OF SPECIAL PURPOSE ACCOUNT PLEDGE AGREEMENT

                                                                     EXHIBIT H-2

                    FORM OF SUPPLIER ACCOUNT PLEDGE AGREEMENT

                                                                       EXHIBIT I

                              FORM OF MORTGAGE DEED

                                    Appendix

                                                                     EXHIBIT J-1

                   FORM OF TRANCHE A1 PARTICIPATION AGREEMENT

                                    Appendix

                                                                     EXHIBIT J-2

                   FORM OF TRANCHE A2 PARTICIPATION AGREEMENT

                                                                     EXHIBIT J-3

                   FORM OF TRANCHE B1 PARTICIPATION AGREEMENT

                                                                     EXHIBIT J-4

                   FORM OF TRANCHE B2 PARTICIPATION AGREEMENT

                                                                     EXHIBIT J-5

                   FORM OF TRANCHE B3 PARTICIPATION AGREEMENT

                                                                     EXHIBIT J-6

                    FORM OF TRANCHE C PARTICIPATION AGREEMENT

                                                                     EXHIBIT J-7

                    FORM OF TRANCHE D PARTICIPATION AGREEMENT

                                                                       EXHIBIT K

                          FORM OF OFFICERS' CERTIFICATE